08010241

Mayne Pharma Limited
ABN 58 097 064 330

GPO Box 2997 Melbourne
Victoria 3001 Australia
Level 21 390 St Kilda Road
Melbourne Victoria 3004
Australia
Telephone +61 3 9868 0700
Facsimile +61 3 9868 0868
www.maynepharma.com

SEC MAIL PROCESSING RECEIVED JAN 12 2006 WASH. D.C. 213 SECTION

9 January 2006

Securities and Exchange Commission
Division of Corporation Finance
100F Street, NE
Washington, DC 20549

SUPPL

Dear Sir/Madam

Re: Lodgment under Rule 12g3-2(b), Securities Exchange Act 1934

We refer to our application for exemption from SEC registration dated 28 October 2005.

Our company was recently granted such exemption under Rule 12g3-2(b), Securities Exchange Act 1934. Our SEC File Number for this purpose is 82-34935.

We enclose all information required by Rule 12g3-2(b) in accordance with the terms of our exemption, including all relevant documents since the date of our initial submission. A schedule of these documents is attached.

We intend to provide filings on a quarterly basis in compliance with the above requirement. However, if the information is material, we will notify the SEC promptly.

Yours sincerely

PROCESSED
JAN 18 2006 E
THOMSON
FINANCIAL

Dimitri Kiriacoulacos
General Counsel & Company Secretary
Mayne Pharma Limited
Telephone: 03 9868 0164
Fax: 03 9868 0166
Email: dimitri.kiriacoulacos@au.maynepharma.com

1/13

Schedule 1 – Documents filed with the Australian Stock Exchange (21 Nov 2005 to 6 Jan 2006)

Date	Title
18 Nov 2005	ASX Circular: Commencement of Official Quotation
18 Nov 2005	Anticipated Top 20 shareholders
18 Nov 2005	Court approves Mayne demerger
21 Nov 2005	Mayne Pharma Announces Institutional Resale Facility
21 Nov 2005	Change of Officeholders
21 Nov 2005	Dividend Reinvestment Plan – Terms & Conditions
21 Nov 2005	Employee Share Plan – Trust Deed
21 Nov 2005	Executive Share Option Plan – Plan Rules
21 Nov 2005	Senior Executive Short Term Incentive Plan Rules
21 Nov 2005	Constitution
21 Nov 2005	Appendix 1A – ASX Listing application & agreement
23 Nov 2005	Becoming a substantial holder (Maple-Brown Abbott)
23 Nov 2005	Becoming a substantial holder (Lazard Asset Management Pacific Co)
25 Nov 2005	Merrill Lynch European Conference presentation
25 Nov 2005	Initial Director's Interest Notice (John Martin Sime)
25 Nov 2005	Initial Director's Interest Notice (Rowan McRae Russell)
25 Nov 2005	Initial Director's Interest Notice (Nora Lia Scheinkestel)
25 Nov 2005	Initial Director's Interest Notice (Thierry Jean Alphonse Soursac)
25 Nov 2005	Initial Director's Interest Notice (Peter John Willcox)
2 Dec 2005	S&P Dec 2005 Quarterly Rebalance to the S&P/ASX Indices
2 Dec 2005	Top 20 Investors Report
5 Dec 2005	Becoming a substantial holder (Westpac Banking Group)
5 Dec 2005	Change of Director's Interest Notice (Nora Lia Scheinkestel)
7 Dec 2005	Becoming a substantial holder (National Australia Bank)
8 Dec 2005	Change of Director's Interest Notice (Nora Lia Scheinkestel)
13 Dec 2005	MYP & SYB – CGT Cost Bases
13 Dec 2005	Change of Director's Interest Notice (John Martin Sime)
21 Dec 2005	Change of Director's Interest Notice (John Martin Sime)
21 Dec 2005	Change of Director's Interest Notice (Nora Lia Scheinkestel)
21 Dec 2005	Change of Director's Interest Notice (Peter John Willcox)
21 Dec 2005	Change of Director's Interest Notice (Rowan McRae Russell)
23 Dec 2005	Letter to Shareholders re Demerger of Mayne Pharma Limited
3 Jan 2006	Notice of change of interests of substantial holder (National Australia Bank)

No:

ASX
AUSTRALIAN STOCK EXCHANGE

ASX Circular

Date: 17 November 2005

Key topics

1. Mayne Pharma Limited
2. ASX Code: MYP
3. Commencement of official quotation at 11 AM EDST on Monday, 21 November 2005

Reading List

Banks
Compliance Managers
Corporate Advisory
DTR Operators
Issuers
Institutions
ASTC Participants
Office Managers
Research Analysts
Share Registries
ACH Participants
Market Participants

Contact

Kate Kidson

Telephone

(03) 9617 7831

Australian Stock Exchange Ltd
ABN 98 008 624 691
Exchange Centre
20 Bridge Street
Sydney NSW 2000
PO Box H224
Australia Square NSW 1215

Internet: http://www.asx.com.au

COMMENCEMENT OF OFFICIAL QUOTATION - MAYNE PHARMA LIMITED

It is anticipated that Mayne Pharma Limited (the "Company") will be admitted to the official list of Australian Stock Exchange Limited ("ASX") on Monday, 21 November 2005.

Official quotation of the Company's ordinary securities is expected to commence at 11 AM EDST on Monday, 21 November 2005, initially on a deferred settlement basis.

Quoted Securities:	up to 640,225,000 ordinary shares fully paid
ASX Code:	MYP
Time:	11 AM EDST
Date:	Monday, 21 November 2005
SEATS Abbreviation:	MAYNPHARMA
ISIN:	AU000000MYP6
Home Branch:	Melbourne
Industry Classification:	3520 Pharmaceuticals & Biotechnology
Registered Office:	Level 21 390 St Kilda Road Melbourne VIC 3004 Phone:- (03) 9868 0141 Fax:- (03) 9868 1179
Company Secretaries:	Karen Ping-Huay Lee, Rebecca Liatis and Dimitri Kiricoulacos
Share Registry:	Link Market Services Limited Level 4 333 Collins Street Melbourne, VIC, 3000 Phone:- (03) 9615 9128 Fax:- (03) 9615 9900
Balance Date:	30 June
CHESS:	Participating. The Company will also operate an issuer sponsored sub-register.
State of Incorporation:	New South Wales
ASX Restricted Securities:	None

No:

Dividend Policy:- See page 52 of the Scheme Booklet/Information Memorandum dated 7 October 2005.

Activities: The Company will conduct an international pharmaceuticals business focused on the research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals.

Securities not quoted: 2,700,000 options issued to Dr Thierry Soursac under the Company's Executive Option Plan.

For more information please refer to the scheme booklet/information memorandum dated 7 October 2005.

Event	Date
First court hearing to convene the Scheme meeting and approve the dispatch of the explanatory memorandum to be issued to Mayne Group Limited ("Mayne") shareholders in connection with the Scheme (the "**Information Memorandum**")	Friday 7 October 2005
Lodgment of the Information Memorandum with the Australian Securities and Investments Commission and ASX and application to ASX for the listing of shares in the holding company of the demerged pharmaceutical business	Monday 10 October 2005
Last time and date by which the general meeting and the Scheme meeting proxy forms can be lodged	10:30 am on Monday 14 November 2005
Time and date for determining eligibility to vote at the general meeting and scheme meeting	7:00 pm on Monday 14 November 2005
General meeting	10:00 am on Wednesday 16 November 2005
Scheme meeting	10:30 am on Wednesday 16 November 2005 (or as soon thereafter as the general meeting has concluded or has been adjourned)
Second court hearing for approval of the Scheme	Friday 18 November 2005
Lodgement of court order with ASIC, Scheme becomes effective	Friday 18 November 2005
Last day Mayne shares trade on ASX on a cum-entitlement basis	Friday 18 November 2005
Mayne shares commence trading on ASX ex-entitlement to Company shares	Monday 21 November 2005
Company shares commence trading on ASX on a deferred settlement basis	Monday 21 November 2005
Record date for determining entitlements to Company shares	7:00 pm on Friday 25 November 2005
Demerger date - reduction of Mayne share capital takes effect and Company shares transferred to Mayne shareholders	Wednesday 30 November 2005

Dispatch of holding statements for Company shares and last day of deferred settlement trading for Company shares	Thursday 1 December 2005
Normal trading of Company shares commences	Friday 2 December 2005
Settlement of all deferred settlement trades in Company shares and settlement of trades from first day of normal trading in Company shares	Wednesday 7 December 2005
Dispatch of payment to overseas shareholders who are not eligible to receive shares in the Company under the Scheme	Thursday 8 December 2005

File No.
82 - 34935

ANTICIPATED TOP 20 FOLLOWING DEMERGER AS AT 15 NOVEMBER 2005

Rank	Name / Address	Total Units	% IC
1	WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	115,293,624	18.02%
2	J P MORGAN NOMINEES AUSTRALIA LIMITED LOCKED BAG 7 ROYAL EXCHANGE NSW 1225	92,669,574	14.48%
3	NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	87,540,193	13.68%
4	ANZ NOMINEES LIMITED <CASH INCOME A/C> GPO BOX 2842AA MELBOURNE VIC 3001	20,895,137	3.27%
5	COGENT NOMINEES PTY LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	18,361,542	2.87%
6	CITICORP NOMINEES PTY LIMITED GPO BOX 764G MELBOURNE VIC 3001	16,850,445	2.63%
7	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED GPO BOX 5430 SYDNEY NSW 2000	12,884,654	2.01%
8	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA GPO BOX 5302 SYDNEY NSW 2001	12,306,744	1.92%
9	QUEENSLAND INVESTMENT CORPORATION C/- NATIONAL NOMINEES LIMITED GPO BOX 2242 BRISBANE QLD 4001	11,006,883	1.72%
10	WESTPAC FINANCIAL SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMINEES LIMITED 50 PITT STREET SYDNEY NSW 2000	10,671,434	1.67%
11	AMP LIFE LIMITED PO BOX R209 ROYAL EXCHANGE NSW 1225	8,121,175	1.27%
12	GOVERNMENT SUPERANNUATION	7,410,139	1.16%

	OFFICE <STATE SUPER FUND A/C> C/-NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001		
13	VICTORIAN WORKCOVER AUTHORITY C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	4,864,066	0.76%
14	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS> PO BOX R209 ROYAL EXCHANGE NSW 1225	3,818,144	0.60%
15	ARGO INVESTMENTS LIMITED GPO BOX 2692 ADELAIDE SA 5001	3,471,070	0.54%
16	COGENT NOMINEES PTY LIMITED <SL NON CASH COLLATERAL A/C> PO BOX R209 ROYAL EXCHANGE NSW 1225	3,455,000	0.54%
17	MAYNE EMPLOYEE SHARE ACQUISITION PLAN PTY LTD <SESTIP A/C> C/- KAREN KEE LEVEL 21 390 ST KILDA ROAD MELBOURNE VIC 3004	2,722,194	0.43%
18	WESTPAC LIFE INSURANCE SERVICES LIMITED C/- WESTPAC CUSTODIAN NOMS LTD 50 PITT STREET SYDNEY NSW 2000	2,626,949	0.41%
19	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C> GPO BOX 764G MELBOURNE VIC 3001	2,380,881	0.37%
20	TRANSPORT ACCIDENT COMMISSION C/- NATIONAL NOMINEES LIMITED GPO BOX 1406M MELBOURNE VIC 3001	2,372,626	0.37%
	TOTAL IN THIS REPORT	**439,722,474**	
	TOTAL OTHER INVESTORS	**200,083,126**	
	GRAND TOTAL	**639,805,600**	

18 November 2005

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Mayne Group Limited
ABN 56 004 073 410

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0767
Fax 61 3 9868 0757

Dear Sir,

Court approves Mayne demerger

The Supreme Court of Victoria today approved the scheme of arrangement for the demerger of Mayne Pharma Limited from Mayne Group Limited.

A copy of the Court Order pursuant to section 411(4)(b) of the Corporations Act approving the scheme has been lodged with the Australian Securities and Investments Commission, and is attached.

Mayne Group Limited also changes its name to Symbion Health Limited with effect from today.

Mayne Pharma shares (ASX: MYP) and Symbion Health shares (ASX: SYB) will trade separately on the Australian Stock Exchange from 21 November 2005. Mayne Pharma shares will initially trade on a deferred settlement basis. Normal trading in Mayne Pharma shares is expected to commence on 2 December 2005.

Yours faithfully
Mayne Group Limited

Tim Paine
Company Secretary

IN THE SUPREME COURT OF VICTORIA AT MELBOURNE
COMMERCIAL AND EQUITY DIVISION
CORPORATIONS LIST

No. 8450 of 2005

IN THE MATTER OF MAYNE GROUP LIMITED ACN 004 073 410

MAYNE GROUP LIMITED ACN 004 073 410

Plaintiff

IN THE SUPREME COURT 18 NOV 2005 ASSOCIATE MANDIE J.

GENERAL FORM OF ORDER

SUPREME COURT OF VICTORIA JUDGE'S ASSOCIATE

JUDGE:	The Honourable Justice Mandie
DATE MADE:	18 November 2005
ORIGINATING PROCESS:	Originating process dated 23 September 2005
HOW OBTAINED:	On the return of the originating process
ATTENDANCE:	Mr N J Young, one of Her Majesty's Counsel, and Dr M J Collins of Counsel, for the plaintiff
OTHER MATTERS:	It was noted that a statement dated 17 November 2005 had been given by the Australian Securities and Investments Commission in accordance with section 411(17)(b) of the *Corporations Act 2001* (Cth).

THE COURT ORDERS THAT:

1. The scheme of arrangement in this proceeding, a copy of which is set out in the schedule to this order, be and is hereby approved pursuant to section 411(4)(b) of the *Corporations Act 2001* (Cth).

2. The plaintiff be exempted from compliance with section 411(11) of the *Corporations Act 2001* (Cth) in relation to these orders.

3. The solicitors for the plaintiff draw up this order and that it be signed by a Judge

pursuant to rule 60.04 of the Supreme Court (General Civil Procedure) Rules 1996.

SUPREME COURT OF VICTORIA JUDGE'S ASSOCIATE

JUDGE: ....

Dated: 18 November 2005

SCHEDULE TO GENERAL FORM OF ORDER DATED 18 NOVEMBER 2005

This is the schedule to the general form of order signed by the Honourable Justice Mandie and dated 18 November 2005.

SUPREME COURT OF VICTORIA
JUDGE'S ASSOCIATE

Scheme of Arrangement made under section 411 of the Corporations Act 2001 (Commonwealth)

Parties **Mayne Group Limited ACN 004 073 410** of Level 21, 390 St. Kilda Road, Melbourne, Victoria, 3004, Australia ('Mayne')

The holders of fully paid ordinary shares in the capital of Mayne

Recitals

A. Mayne is a public company incorporated in the State of Victoria. It is admitted to the official list of ASX and Mayne Shares are quoted on the stock market conducted by ASX.

B. Mayne Pharma is a public company incorporated in the State of New South Wales. It is, and until the Demerger Date will be, a wholly owned subsidiary of Mayne.

C. Mayne and Mayne Pharma have entered into the Implementation Deed pursuant to which, amongst other things, Mayne has agreed to propose this Scheme to the Mayne Shareholders and each of Mayne and Mayne Pharma has agreed to take all steps required to be taken by Mayne or Mayne Pharma to give effect to the Capital Reduction and the Scheme.

D. At the Demerger Date, Mayne Pharma will operate Mayne's global pharmaceutical business, details of which are contained in the Explanatory Memorandum.

E. If the Scheme becomes effective, then:

(a) Mayne will reduce its share capital by the Capital Reduction Amount;

(b) Mayne Pharma will provide the Scheme Entitlements to the Scheme Participants in accordance with the provisions of the Scheme; and

(c) Mayne Pharma will cease to be a wholly owned subsidiary of Mayne from the Demerger Date.

F. Mayne Pharma has entered into the Deed Poll for the purpose of covenanting in favour of the Scheme Participants to perform its obligations under the Scheme and the Implementation Deed.

1. Definitions and interpretation

1.1 Definitions

In this document, unless the contrary intention appears or the context requires otherwise:

'ASIC' means the Australian Securities and Investments Commission.

'ASX' means Australian Stock Exchange Limited.

'Business Day' means a business day as defined in the Listing Rules.

'Capital Reduction' means a reduction of the share capital of Mayne by an amount of up to A$1,746 million, applied equally against each Mayne Share on issue as at the Record Date, as described in resolution 1 of the notice of general meeting set out in the Explanatory Memorandum.

'Capital Reduction Amount' means A$2.49 for each Mayne Share on issue on the Record Date.

'Capital Reduction Entitlement' means, in relation to a Scheme Participant, the Capital Reduction Amount multiplied by the number of Mayne Shares held by the Scheme Participant as at the Record Date.

'CHESS' means the clearing house electronic sub-register system of share transfers operated by ASX Settlement and Transfer Corporation Pty Limited.

'Corporations Act' means the Corporations Act 2001 (Commonwealth) and the regulations made under that Act.

'Court' means the Supreme Court of Victoria.

'Deed Poll' means the deed poll dated 4 October 2005 executed by Mayne Pharma in favour of Scheme Participants (subject to any amendments permitted by its terms).

'Demerger' means the demerger of Mayne Pharma from Mayne to be implemented through the Capital Reduction and the Scheme in the manner more fully described in the Explanatory Memorandum.

'Demerger Date' means 30 November 2005 or such other date as determined by the Mayne Board.

'Demerger Proposal' means the proposal by Mayne to effect the Demerger.

'Effective Date' means the date on which the office copy of the Court order approving the Scheme under section 411(4)(b) of the Corporations Act is lodged with ASIC pursuant to section 411(10) of the Corporations Act, or if an earlier date is specified in the Court order for the coming into effect of the Scheme, that earlier date.

'Explanatory Memorandum' means the document dated 7 October 2005 approved by the Court under section 411(1) of the Corporations Act for distribution to Mayne Shareholders containing the explanatory statement as required by Part 5.1 of the Corporations Act relating to the Scheme, notices of meetings in relation to the resolution to approve the Capital Reduction and the resolution to approve the Scheme, and other information relating to any or all of the above matters.

'Implementation Deed' means the deed dated 6 October 2005 between Mayne and Mayne Pharma to carry into effect the Demerger.

'Ineligible Overseas Shareholder' means each Scheme Participant whose Registered Address is in any jurisdiction other than Australia and its external territories, Hong Kong, New Zealand, Singapore, the United Kingdom or the United States of America.

'Listing Date' means the date on which trading in Mayne Pharma Shares (on a deferred settlement basis or otherwise) first commences on the ASX.

'Listing Rules' means the listing rules of ASX from time to time as modified by any express written waiver or exemption given by ASX.

'Material Adverse Change' means:

(a) in relation to Mayne, any matter, event or circumstance that is, or is reasonably likely to be, materially adverse to:

   (i) the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of Mayne and its subsidiaries taken as a whole (but excluding Mayne Pharma and any company that is or will be on completion of the Demerger, a subsidiary of Mayne Pharma); or

   (ii) the ability of Mayne to perform its obligations under this Scheme;

(b) in relation to Mayne Pharma, any matter, event or circumstances that is, or is reasonably likely to be, materially adverse to:

   (i) the business, operations or financial condition (including provisions, liabilities and contingent liabilities) of Mayne Pharma and any company that is or will be on completion of the Demerger, a subsidiary of Mayne Pharma, taken as a whole; or

   (ii) the ability of Mayne Pharma to perform its obligations under the Deed Poll, or the steps attributed to it under this Scheme.

'Mayne Board' means the board of directors of Mayne from time to time.

'Mayne Constitution' means the constitution of Mayne, as approved by Mayne Shareholders on 9 November 2004.

'Mayne Pharma' means Mayne Pharma Limited, ACN 097 064 330.

'Mayne Pharma Share Register' means the register of members of Mayne Pharma maintained under section 169 of the Corporations Act.

'Mayne Pharma Share' means a full paid ordinary share in the capital of Mayne Pharma.

'Mayne Share' means a fully paid ordinary share in the capital of Mayne.

'Mayne Shareholder' means a person who is registered in the Mayne Share Register as the holder of Mayne Shares.

'Mayne Share Register' means the register of Mayne Shareholders maintained under section 169 of the Corporations Act.

'Record Date' means 7:00 pm on the fifth Business Day after the Effective Date.

'Registered Address' means, in relation to a Mayne Shareholder, the address of that Mayne Shareholder shown in the Mayne Share Register as at the Record Date.

'Nominee' means the person nominated by Mayne to sell or facilitate the transfer of the Mayne Pharma Shares attributable to Ineligible Overseas Shareholders under the terms of the Scheme.

'Scheme' means the scheme of arrangement between Mayne and Mayne Shareholders as set out in this document, subject to any alterations or conditions made or required by the Court pursuant to section 411(6) of the Corporations Act.

'Scheme Entitlement' means one Mayne Pharma Share for each Mayne Share held by a Scheme Participant as at the Record Date.

'Scheme Meeting' means the meeting of Mayne Shareholders ordered by the Court to be convened under section 411(1) of the Corporations Act.

'Scheme Participant' means a person registered on the Mayne Share Register at the Record Date as the holder of a Scheme Share after registration of all transfer and transmission applications as provided for in clause 6.1.

'Scheme Share' means a Mayne Share on issue at the Record Date.

'Second Court Date' means the date on which the application made to the Court for an order for the purposes of section 411(4)(b) of the Corporations Act approving this Scheme is first heard.

1.2 Interpretation

In this document, unless the contrary intention appears or the context requires otherwise:

(a) words and phrases (other than those defined in clause 1.1) have the same meaning (if any) given to them in the Corporations Act;

(b) the singular includes the plural and vice versa;

(c) each gender includes the other gender;

(d) references to persons includes references to individuals, corporations, other bodies corporate or bodies politic;

(e) references to paragraphs or clauses are to a paragraph or clause of this document;

(f) a reference to a statute, regulation or agreement is to such a statute, regulation or agreement as from time to time amended;

(g) a reference to a person includes a reference to a person's executors, administrators, successors, substitutes (including, without limitation, persons taking by novation) and assigns;

(h) if a time period is specified and dates from a given date or the day of an act or event, it is to be calculated exclusive of that day;

(i) a reference to a day is to be interpreted as the period of time commencing at midnight and ending 24 hours later;

(j) a reference to any time is a reference to that time in Melbourne, Australia;

(k) a reference to 'A$' is to the lawful currency of the Commonwealth of Australia;

(l) a reference to a document is that document as varied, novated, ratified or replaced from time to time;

(m) the interpretation of a substantive provision is not affected by any heading; and

(n) 'includes' in any form is not a word of limitation.

1.3 Business Day

Except where otherwise expressly provided, where the day on which any act, matter or thing is to be done is a day other than a Business Day, such act, matter or thing shall be done on the next Business Day.

SUPREME COURT OF VICTORIA JUDGE'S ASSOCIATE

2. Conditions

2.1 Conditions precedent to the Scheme

The Scheme is conditional upon the satisfaction or waiver in accordance with clause 2.2 of each of the following conditions precedent:

(a) between the date of the Explanatory Memorandum and the Scheme Meeting, a majority of the directors of Mayne recommend and do not change or withdraw their recommendation to Mayne Shareholders to vote in favour of the Scheme;

(b) Mayne Shareholders approve the Capital Reduction by the requisite majority under the Corporations Act and the Mayne Constitution;

(c) Mayne Shareholders approve the change of name of Mayne to 'Symbion Health Limited' by the requisite majority under the Corporations Act and the Mayne Constitution;

(d) Mayne Shareholders approve this Scheme by the requisite majority under the Corporations Act;

(e) no temporary restraining order, preliminary or permanent injunction or other order is issued by any court of competent jurisdiction and no other legal restraint or prohibition preventing the Demerger is in effect at 9:00 am on the Second Court Date;

(f) no material adverse change has occurred and still exists in relation to either Mayne or Mayne Pharma at 9:00 am on the Second Court Date;

(g) the financing arrangements for Mayne, Mayne Pharma and their respective subsidiaries following the Demerger described in Parts 3.10 and 4.11 of the Explanatory Memorandum have been entered into and have not been withdrawn before the Second Court Date;

(h) ASIC has altered the details of Mayne Pharma's registration under section 164 of the Corporations Act to reflect the company's change in type from a proprietary company to a public company;

(i) the Court approves the Scheme in accordance with section 411(4)(b) of the Corporations Act and an office copy of the order of the Court is lodged with ASIC; and

(j) ASX approves the admission of Mayne Pharma to the official list of ASX, and granting permission for official quotation of the Mayne Pharma Shares to be issued under the Scheme on the stock market conducted by ASX, subject only to the Scheme becoming effective and such other conditions as may be acceptable to both Mayne and Mayne Pharma (acting reasonably).

2.2 Waiver of certain conditions precedent

The conditions precedent in clause 2.1 are for the benefit of Mayne and Mayne may at any time in its sole discretion waive any one or more of the conditions in clauses 2.1(a), 2.1(c), 2.1(f) and 2.1(g).

2.3 Certificate in relation to conditions

Mayne must provide to the Court on the Second Court Date a certificate confirming whether or not all the conditions precedent to this Scheme (other than the condition in clause 2.1(h)) have been satisfied or waived.

3. Capital Reduction

On the Demerger Date, Mayne will reduce its share capital by the Capital Reduction Amount and Mayne will apply the Capital Reduction Entitlement of each Scheme Participant in accordance with clause 4.3.

4. Scheme

4.1 Effective Date of the Scheme

Subject to clause 4.2, the Scheme will take effect on and from the Effective Date.

4.2 End date

The Scheme will lapse and be of no further force or effect if the Effective Date has not occurred on or before 31 March 2006 or such later date as the Court approves with the consent of Mayne.

4.3 Implementation of Scheme

On the Demerger Date, without the need for any further act by a Scheme Participant:

(a) Mayne will apply the Capital Reduction Entitlement of each Scheme Participant to Mayne Pharma on behalf of the Scheme Participants as consideration for the provision by Mayne Pharma of the Scheme Entitlements to the Scheme Participants or the Nominee; and

(b) Mayne will procure that, in consideration of the provision to Mayne Pharma by Mayne of the Capital Reduction Entitlement of each Scheme Participant, Mayne Pharma provides the Scheme Entitlements:

(i) in the case of a Scheme Participant who is an Ineligible Overseas Shareholder, to the Nominee on behalf of that Scheme Participant; or

(ii) in all other cases, to the Scheme Participant;

in accordance with clause 4.4.

4.4 Provision of Scheme Entitlements

The obligations of Mayne under clause 4.3 to procure Mayne Pharma to provide the Scheme Entitlements to Scheme Participants will be discharged by Mayne procuring Mayne Pharma:

(a) to issue to the Scheme Participant or the Nominee (as the case may be) the number of Mayne Pharma Shares to be issued to that Scheme Participant in accordance with the Scheme;

(b) to procure the entry in the Mayne Pharma Register:

(i) of the name of each Scheme Participant (other than Ineligible Overseas Shareholders) in respect of the new Mayne Pharma Shares issued to the relevant Scheme Participant; or

(ii) of the name of the Nominee in respect of those Mayne Pharma Shares that would otherwise be issued to each Scheme Participant who is an Ineligible Overseas Shareholder; and

(c) on the business day following the Demerger Date, to send or procure the dispatch to each Scheme Participant or the Nominee (as the case may be) by pre-paid post to their Registered Address of uncertificated holding statements for new Mayne Pharma Shares issued to the Scheme Participant or the Nominee (as the case may be) in accordance with this Scheme (and in the case of Scheme Participants who are joint holders of Mayne Shares such holding statements must be forwarded to the holder whose name appears first in the Mayne Register on the Record Date.

5. Ineligible Overseas Shareholders

5.1 Sale of Scheme Entitlements

As soon as reasonably practicable (and in any event not more than the business day after the later of the Listing Date and the Demerger Date), Mayne will procure that the Nominee:

(a) sells on the ASX for the benefit of the Ineligible Overseas Shareholder all the Mayne Pharma Shares issued to the Nominee under clause 4.3(b)(i) in consideration of the application of the Capital Reduction Entitlement of Ineligible Overseas Shareholders;

(b) accounts to each Ineligible Overseas Shareholder for the proceeds of sale (on an averaged basis so that all Ineligible Overseas Shareholders receive the same price for each Mayne Pharma Share, subject to rounding to the nearest whole cent) and any income attributable to those Mayne Pharma Shares at the Scheme Participant's risk in full satisfaction of the Scheme Participant's rights under the Deed Poll and this Scheme; and

(c) remits the proceeds of sale under clause 5.1(b) to the Ineligible Overseas Shareholder, such proceeds to be dispatched by mail to the Ineligible Overseas Shareholder's Registered Address by cheque in Australian currency drawn on an Australian bank.

5.2 Brokerage, duties and other charges

Mayne will pay any brokerage, duties or other charges associated with the sale of Mayne Pharma Shares by the Nominee.

6. Dealings in Mayne Shares

6.1 Dealings in Mayne Shares by Scheme Participants

For the purposes of establishing who are Scheme Participants and their respective Capital Reduction Entitlements, dealings in Mayne Shares will be recognised by Mayne provided that:

(a) in the case of dealings of the type to be effected on CHESS, the transferee is registered as the holder of the relevant Mayne Shares on or before the Record Date; or

(b) in all other cases, registrable transfers or transmission applications in respect of those dealings are received at the place where the Mayne Share Register is kept on or before the Record Date,

and Mayne will not accept for registration or recognise for the purpose of establishing who are Scheme Participants any transmission application or transfer in respect of Mayne Shares received after the Record Date.

6.2 Mayne Share Register

Mayne will use the Mayne Share Register in the form contemplated by clause 6.1 to determine entitlements to the Scheme Consideration.

6.3 Registration of holdings of Mayne Pharma Shares

Mayne must procure that Scheme Participants, other than Ineligible Overseas Shareholders, are registered as the holders of the Mayne Pharma Share to which they are entitled under the terms of the Scheme by 7:00 pm on the Demerger Date or as soon as possible thereafter.

7. General Scheme provisions

7.1 Agreement to become a member of Mayne Pharma

Under the Scheme, each Scheme Participant (other than the Ineligible Overseas Shareholders):

(a) agrees to become a member of Mayne Pharma and to have their name entered in the Mayne Pharma Share Register and accepts the Mayne Pharma Shares issued under the Scheme on the terms and conditions of the constitution of Mayne Pharma; and

(b) agrees and acknowledges that the provision to it of the Scheme Entitlements constitutes the satisfaction of all of its entitlements in and to the Scheme Participant's Capital Reduction Entitlement,

without the need for any further act by a Scheme Participant.

7.2 Appointment of agent and attorney

Each Scheme Participant, without the need for any further act, irrevocably appoints Mayne as its agent and attorney for the purpose of:

(a) executing any document or doing any other act necessary to give effect to the terms of the Scheme including, without limitation, the communication of the Scheme Participant's agreement under clauses 7.1 and 7.5 and instructions under clause 7.4; and

(b) enforcing the Deed Poll against Mayne Pharma,

and Mayne accepts such appointment. Mayne, as agent of each Scheme Participant, may sub-delegate its functions under this clause 7.2 to all or any of its directors and secretaries (jointly and severally).

7.3 Enforcement of Deed Poll

Mayne undertakes in favour of each Scheme Participant that it will enforce the Deed Poll against Mayne Pharma on behalf of and as agent and attorney for Scheme Participants.

7.4 Instructions to Mayne

Except for a Scheme Participant's tax file number and any elections which they have made in relation to participation in the dividend reinvestment plan of Mayne, all binding instructions or notifications between a Scheme Participant (other than an Ineligible Overseas Shareholder) and Mayne relating to Scheme Shares or a Scheme Participant's status as a Mayne Shareholder (including, without limitation, any instructions relating to communications from Mayne and whether dividends are to be paid by cheque or into a specified bank account) will, to the extent permitted, from the Record Date be deemed, by reason of the Scheme, to be similarly binding instructions or notifications to, and accepted by, Mayne Pharma in respect of Mayne Pharma Shares transferred to Scheme Participants until those instructions or notifications are, in each case, revoked or amended in writing addressed to Mayne Pharma (at its registered address from time to time) or its share registry.

7.5 Scheme Participants' consent

The Scheme Participants consent to Mayne and Mayne Pharma doing all things necessary, incidental or expedient to the implementation and performance of the Scheme and acknowledge that the Scheme binds Mayne and all of the Mayne Shareholders from time to time (including those who do not attend the meeting of Mayne Shareholders to approve the Scheme, do not vote at that meeting or vote against the Scheme).

7.6 Amendments to the Scheme

If the Court proposes to approve the Scheme subject to any alterations or conditions, Mayne may, by its counsel, and with the consent of Mayne Pharma, consent to those alterations or conditions on behalf of all persons concerned, including a Scheme Participant.

8. General

8.1 Inconsistencies

To the extent of inconsistency between the Scheme and the Mayne Constitution, the Scheme overrides the Mayne Constitution and binds Mayne and all Mayne Shareholders.

8.2 Further assurance

Mayne will execute all deeds and other documents and do all acts and things as may be necessary or expedient for the implementation and performance of the Scheme and will, on behalf of Scheme Participants, procure Mayne Pharma to execute all documents and do all acts and things necessary or desirable for the implementation and performance of the steps attributed to Mayne Pharma under the Scheme.

8.3 Costs

Except as otherwise expressly stated in the Scheme, Mayne will, or will procure that Mayne Pharma will pay any costs, and any stamp duty and any related fines or penalties, which are payable on or in respect of this Scheme or on any document referred to this Scheme, including, without limitation, all costs and brokerage payable in connection with the provision of the Scheme Consideration in accordance with this Scheme.

8.4 Governing law

This Scheme is governed by the laws of the State of Victoria, Australia.


SUPREME COURT OF VICTORIA
JUDGE'S ASSOCIATE

21 November 2005

Mayne Pharma Limited
ABN 58 097 064 330

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0700
Fax 61 3 9868 0166

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Mayne Pharma Announces Institutional Resale Facility

Mayne Pharma Limited is pleased to announce that it has authorised Merrill Lynch Equities (Australia) Limited to establish a selective Institutional Resale Facility for shares in Mayne Pharma, that will operate during the initial trading of the company's shares following its demerger from Mayne Group Limited. The facility is expected to help facilitate domestic and international institutional investors that have expressed an interest in acquiring Mayne Pharma shares, to efficiently do so.

In recommending the demerger to its shareholders, Mayne Group recognised that shares in Mayne Pharma are likely to appeal to a wide range of investors seeking exposure to a generic and specialty pharmaceuticals company whose strengths are anchored in the development and sale of medicines used by oncologists.

The selective Institutional Resale Facility is to be operated by Merrill Lynch Equities (Australia) Limited and will be available to institutional investors to place orders to buy or sell shares of Mayne Pharma. The facility election period is currently expected to run from Monday 21 November through to Tuesday 13 December.

Yours faithfully
Mayne Pharma Limited

D C Kirjacoulacos
Company Secretary

For further information:

Lawrence Hamson
Mayne Pharma Limited
+61 3 9868 0380
+61 407 335 907

Brett Harnett
Merrill Lynch
+61 3 9659 2462
+61 415 376 711

21 November 2005

Mayne Pharma Limited
ABN 58 097 064 330

Level 21
390 St Kilda Road
Melbourne Vic 3004
Phone 61 3 9868 0875
Fax 61 3 9868 0757

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Change of Officeholders

In accordance with Listing Rule 3.16.1, we wish to notify the Australian Stock Exchange that Ms Rebecca Ann Liatis ceased to be a company secretary of Mayne Pharma Limited with effect from 18 November 2005.

Yours faithfully
Mayne Pharma Limited

Dimitri Kiriacoulacos
Company Secretary

Mayne Pharma Limited
ACN 097 064 330

DIVIDEND REINVESTMENT PLAN

Terms and Conditions

1. Participation in the Plan

Participation in the Dividend Reinvestment Plan ("Plan") is optional and open to all Mayne Pharma Limited (the "Company") ordinary shareholders ("shareholders") except as hereinafter provided.

A shareholder who is subject to the laws of a country or place other any Australia may not be eligible to participate in the Plan because of legal requirements that apply in that country or place or in Australia. Allotment of shares to shareholders who are not resident in Australia at the tie of allotment will be subject to all necessary government approvals. It is the responsibility of each shareholder to obtain any such approvals. Before electing to participate in the Plan shareholders who are not resident in Australia should seek professional advice to ascertain if any restrictions apply.

The Directors of the Company may on any occasion determine that the right to participate in the Plan shall not be available to shareholders whose registered addresses are in a country or place where, in the absence of a registration statement or other formality, the offer of a right of election would or might be unlawful, impossible or impracticable.

Participation may, subject to the restrictions and procedures provided for in these Terms and Conditions, be varied or terminated by a shareholder at any time.

2. Application to Participate

An application to participate in the Plan is to be made on the prescribed Notice of Election (and Variation) in accordance with its terms. Upon receipt by the Company of he Notice of Election (and Variation) correctly completed, participation will, subject to paragraph 12 hereof, commence from the next date and time specified by the Directors for determining entitlement to a dividend ("record date").

A shareholder must complete a separate Notice of Election (and Variation) in relation to each holding of ordinary shares registered in respect of that shareholder on the register of members (whether on the CHESS sub-register, company sponsored sub-register or otherwise). Each Notice of Election (and Variation) must clearly identify a holding of ordinary shares by specifying (as appropriate) a shareholder reference number (SRN) or holder identification number (HIN).

3. Degree of Participation

Participation may be full or limited.

(1) Full participation applies to dividends payable on all the participant's ordinary shareholding, being all:

(a) ordinary shares currently held;

(b) ordinary shares allotted under the Plan;

(c) bonus ordinary shares subsequently allotted (if any);

(d) ordinary shares allotted pursuant to a subsequent rights issue (if any); and

(e) additional ordinary shares acquired from time to time (less all ordinary shares disposed of from time to time).

(2) Partial participation only applies to the number of ordinary shares nominated in the Notice of Election (and Variation) by the shareholder. However, if at the relevant record date the number of ordinary shares held by the participant is less than the nominated number of ordinary shares, then the provisions of the Plan in respect of that dividend payment will only apply to such lesser number of ordinary shares. In the event that a signed Notice of Election (and Variation) does not indicate the degree of participation, it shall be deemed to be an application for full participation.

4. Operations of the Plan

Each dividend payment to the participant in respect of ordinary shares subject to the Plan will be applied by the Company on the participant's behalf in subscribing for additional ordinary shares. However, any amounts so payable on ordinary shares which a participant has nominated as participating in the Plan and which the Company is entitled to and does retain or otherwise deal with in accordance with the Constitution of the Company or other requirements of law shall not be available for the purposes of participating in the Plan.

In respect of each participant, the Company will establish and maintain a Plan Account. In respect of each dividend payment participating in the Plan, the Company will for each participant:

(a) determine the amount of dividend available for payment to the participant under the Plan;

(b) add any cash balance held in the Plan;

(c) credit these amounts to the participant's Plan Account;

(d) determine the maximum number of ordinary shares to be allotted, taking into account the price at which the ordinary shares are to be issued in accordance with the provisions of the Plan;

(e) on behalf of the name of the participation, subscribe for that number of additional ordinary shares and debit the participant's Plan Account with the total of the subscription price for those additional ordinary shares;

(f) allot that number of additional ordinary shares to the participant; and

(g) retain the participant's Plan Account without interest any cash balance remaining provided that the Company shall on request pay any such amount to the participant.

Shares allotted under the Plan will be allotted at such discount (if any) as is determined from time to time by the Directors from the weighted average market price of all Mayne Pharma Limited fully paid ordinary shares sold on Australian Stock Exchange Limited during the five trading days immediately preceding and inclusive of the record date of that dividend. If the application of the pricing formula results in the allotment price being less than par value of a share (if any) or other minimum amount determined by the Directors, the Plan will not operate in respect of such dividend on that occasion and the dividend will be paid by cheque or credited direct to the participant's account with a bank or other financial institution in accordance with the participant's instructions.

5. Ordinary Shares to be Allotted Under the Plan

Allotment under the Plan will be made within the time required by the Listing Rules of Australian Stock Exchange Limited.

Shares allotted under the Plan will, from the date of allotment, rank equally in all respects with tall other allotted fully paid ordinary shares in the Company.

Shares allotted under the Plan will be registered on the register (or sub-register) on which the participant's relevant holding of ordinary shares is registered.

Share certificates or share statement (as appropriate, depending on whether a participant's shares are certificated or uncertificated) showing the number of shares allotted under the Plan will be sent to participants following each allotment.

6. Costs to Participants

No brokerage, commission or other transaction costs will be payable by a participant on shares allotted under the Plan and no stamp or other duties will, under present law, be payable by a participant.

7. Plan Statements

The Company will send to each participant a Plan Statement as at each dividend payment date providing full details of the participant's transaction in the Plan.

8. Variation or Termination of Participation

A participant may at any time give notice to the Company:

(a) increasing or decreasing the number of ordinary shares participating in the Plan; or

(b) terminating participation in the Plan.

Such alternation or termination is to be in accordance with the prescribed Notice of Election (and Variation) and takes effect from the next record date after receipt by the Company.

If a participant dies, the participation of that participant and any other participant with whom the deceased was a joint participant will be terminated upon receipt by the Company of notice of the death of the deceased participant.

9. Reduction or Termination of Participation Where No Notice Given

Where a participant with limited participation disposes of part of his/her ordinary shareholding then, unless the participant advises the Company otherwise, the ordinary shares disposed of will be deemed to be ordinary shares not participating in the Plan and if the number of ordinary shares disposed of is more than the number of the participant's ordinary shares not participating in the Plan, the disposal will be deemed to include all the participant's ordinary shareholding not participating the in the Plan, and the balance, if any, shall be attributed to ordinary shares participating in the Plan.

Where a participant disposes of all of his/her ordinary shares without giving the Company notice of termination of participation, the participant will be deemed to have terminated his/her participation in the Plan with respect to his/her ordinary shareholding on the date a transfer of the participant's holding is effected.

10. Modification and Termination of the Plan

The Plan may be modified, suspended or terminated by the Company at any time by giving not less than one month's prior written notice to all ordinary shareholders. In

the case of a modification or recommencement of the Plan following suspension, it will be deemed that participants at the time of the modification or recommencement will continue to participate on the basis of their elections at the time unless the Company is notified to the contrary by the prescribed Notice of Election (and Variation). In the event of termination, the Company will send to each participant a Plan Statement and outstanding cash balance (if any).

The accidental omission to give notice of modification, suspension or termination or the non-receipt of any notice by any shareholder shall not invalidate the modification, suspension or termination of the Plan.

11. Stock Exchange Listing

The Company will promptly make application for shares allotted under the Plan to be listed for quotation on the official lists of all stock exchanges on which the Company's issued ordinary shares are from time to time quoted.

12. Applications and Notices

Applications and notices to the Company shall be in writing and in accordance with the form prescribed by the Directors. Such applications and notices will be effective upon receipt by the Company subject to:

(a) the terms and conditions herein;

(b) acceptance by the Company; and

(c) receipt by the Company before the relevant record date for determining entitlement to a particular dividend.

Applications or notices received after such record date will not be effective in respect of that dividend payment but will be effective from the next relevant record date.

13. Administration of the Plan

The Plan will be administered by the Directors, who shall have power to:

(a) determine appropriate procedures for administration of the Plan consistent with the provisions of these Terms and Conditions;

(b) resolve conclusively all questions of fact or interpretation in connection with the Plan;

(c) waive strict compliance with any of the provisions of these Terms and Conditions; and

(d) delegate to any one or more persons, for such period and upon such conditions as they may determine, the exercise of any of their powers of discretions arising under the Plan.

14. Taxation

The Company takes no responsibility for the taxation liabilities of participants. As individual circumstances and laws vary considerably, specific taxation advice, if required, should be obtained by a participant at the participant's expense.

15. General

The Plan and its operation and terms and conditions herein shall be governed by the laws of the State of Victoria.

Dated

Mayne Pharma Limited Employee Share Plan

Trust Deed

Mallesons Stephen Jaques

Bourke Place
600 Bourke Street
Melbourne Vic 3000
Tel: +61 3 9643 5000
Fax: +61 3 9643 5999
Ref: JAM/DPN

Contents

Mayne Pharma Limited Employee Share Plan Trust Deed

TRUST DEED

Date:

Parties:

MAYNE PHARMA LIMITED (ABN 58 097 064 330) of Level 21, 390 St Kilda Road, Melbourne, Victoria 3004 ("**Mayne Pharma**")

[Insert name of trustee company] (ABN [ ]) of Level 21, 390 St Kilda Road, Melbourne, Victoria 3004 ("**Trustee**")

Recitals:

A. Mayne Pharma wishes to establish a trust to be known as the Mayne Pharma Limited Employee Share Plan Trust to assist in the retention and motivation of employees of the Group.

B. The Trustee has agreed to act as the first trustee of the Trust and has agreed to hold shares for Participating Employees on the terms and conditions set out in the Plan.

Operative provisions:

1 Definitions and interpretation

1.1 The following words and phrases have these meanings unless the contrary intention appears:

Acceptance Date means the last date for receipt of offers to participate in the Plan, as determined by the Board.

Account of an Employee means an account referred to in clause 8.

Accretion means any accretion, dividend, distribution, entitlement, benefit or right of whatever kind whether cash or otherwise which is issued, declared, paid, made, arises or accrues directly or indirectly to or in respect of a Share including, without limitation, any such entitlement relating to a subdivision, consolidation or other reconstruction, any rights issue, bonus issue, Entitlements Offer or distribution from any reserve of Mayne Pharma and any reduction of capital.

Acquisition Date for a Share means the date of allocation of the Shares to an employee in accordance with clause 5.4.

ASIC means the Australian Securities and Investments Commission.

ASX means Australian Stock Exchange Limited.

Auditor means any person registered as an auditor under the Corporations Act.

Board means all or some of the Directors acting as a board or, if the relevant powers or discretions have been delegated by the board, the committee or individuals acting as delegates of the board.

Bonus Shares means the shares issued in respect of the Shares held by the Trustee on behalf of a Participating Employee as part of a bonus issue to holders of Shares.

Cash Dividend means a dividend declared or paid with respect to Shares which is payable wholly in cash or, in the case of a dividend declared or paid with respect to Shares which is payable only partly in cash, that part of the dividend which is payable in cash.

Corporations Act means Corporations Act 2001 (Cwlth).

Deed means this deed.

Director means a director of Mayne Pharma.

Employee means a permanent full-time or part-time employee of a body corporate which is in the Group (including a director of a body corporate in the Group who is in the permanent full-time or part-time salaried employment of such body corporate) or of the company that employed the employee at the time Shares were allocated to them under the Plan.

Entitlements Offer means an offer to subscribe for or otherwise acquire issued or unissued securities, whether of Mayne Pharma or any other body.

Group means Mayne Pharma and each body corporate that is a subsidiary of Mayne Pharma by virtue of Division 6 of Part 1.2 of the Corporations Act.

Listing Rules means the Listing Rules of ASX.

Market Value of a Share on a day means the weighted average of the prices at which Shares in that class were traded on the stock market of ASX during the one week period before the day.

Net Income means in respect of a financial year of the Trust, an amount which the Trustee determines to be the "net income" (as defined in Section 95 of the Income Tax Assessment Act 1936) of the Trust for the Year of Income.

Participating Employee means an Employee who is participating or who has been invited and has accepted an offer to participate in the Plan.

Plan means the Mayne Pharma Limited Employee Share Plan as established by this Deed.

Restriction Period means in respect of a Share held on behalf of a Participating Employee, the earlier of:

(a) the time the Participating Employee ceases to be employed by:

(i) a company which a member of the Group; and

(ii) the employer of the Participating Employee at the time of allocation of the Share to the Participating Employee; and

(b) the day 3 years after the date of allocation of the Share to the Participating Employee.

Rights means any rights to acquire shares or securities issued or to be issued by Mayne Pharma.

Shares means:

(a) ordinary shares in Mayne Pharma applied for or purchased by the Trustee in accordance with the acceptance made by, and the associated instructions of, a Participating Employee under clause 5.4; or

(b) Bonus Shares which are deemed to be Shares by virtue of clause 6.4.

Tax means all kinds of taxes, (including a goods and services tax) duties, imposts, deductions, charges and withholdings imposed by a Government, together with interest and charges.

Trust means the trust to be known as the Mayne Pharma Limited Employee Share Plan Trust established by the Plan.

Trustee means initially ***[insert]*** (ABN ***[insert]***) and thereafter means the trustee from time to time of the Trust.

Year of Income means a period of 12 months ending on 30 June in any year and includes the period commencing on the date of this Deed and terminating on the next 30 June and the period ending on the date of termination of the Trust and commencing on the preceding 1 July.

1.2 In the Plan, unless the contrary intention appears:

(a) the singular includes the plural and vice versa;

(b) a reference to a recital, the Plan or a clause means the recital, the Plan or the clause as amended from time to time in accordance with the Plan;

(c) a reference to a rule, statute or other law includes regulations and other instruments under it and consolidations, amendments, re-enactments or replacements of any of them;

(d) a reference to a person includes a reference to the person's legal personal representatives, executors, administrators and successors, a firm or a body corporate; and

(e) a reference to $ or dollars are to Australian dollars.

1.3 Headings are inserted for convenience and do not affect the interpretation of the Plan.

2 Establishment of Trust

2.1 ***[Insert name of Trustee]*** is appointed by Mayne Pharma and agrees to act as Trustee of the Trust on the terms of the Plan.

2.2 The Trust comes into operation on the date of issue to, or purchase by, the Trustee of the first Shares to be held by the Trustee on the terms of the Plan.

3 Trustee

Nature, appointment and removal

3.1 The Trustee ceases to be the Trustee when:

(a) either:

(i) the Trustee gives notice in writing to Mayne Pharma that it wishes to retire as Trustee; or

(ii) Mayne Pharma serves notice in writing to the Trustee that it is removed as Trustee of the Trust; and

(b) a new Trustee is appointed.

3.2 On retirement or removal of the Trustee, Mayne Pharma may appoint a new Trustee as it thinks fit.

Transfer of assets

3.3 On a change of Trustee, the retiring Trustee must execute all transfers, deeds or other documents necessary to transfer assets into the name of the new Trustee.

Powers of Trustee

3.4 Subject to the Plan, the Trustee has all the powers in respect of the Trust that it is legally possible for the Trustee as a body corporate to have and, for the avoidance of doubt, these powers are in addition to all the powers invested in trustees by the Trustee Act 1958 (Vic) and (to the maximum extent permitted by law) are not subject to any restrictions on the powers of trustees that may be imposed under the Trustee Act 1958 (Vic). For example, it has the following powers:

(a) to enter into and execute all contracts, deeds and documents and do all acts or things which it deems expedient for the purpose of giving effect to and carrying out the trusts, powers and discretions conferred on the Trustee by the Plan;

(b) to subscribe for, purchase or otherwise acquire and sell or otherwise dispose of property, rights or privileges which the Trustee is authorised to acquire or dispose of on terms and conditions which it thinks fit;

(c) to appoint and, at its discretion, remove or suspend custodians, trustees, managers, servants and other agents, determine the powers and duties to be delegated to them, pay such remuneration to them as it thinks fit and any person so employed or engaged is deemed for the purpose of the Plan to be employed or engaged by the Trustee;

(d) to institute, conduct, defend, compound or abandon any legal proceeding concerning the Trust and also to settle or compromise and allow time for payment or satisfaction of any debts due and of any claims or demands by or against the Trustee in respect of the Trust;

(e) to refer any claim or demand by or against the Trustee in respect of the Trust to arbitration and observe and perform awards;

(f) to make and give receipts, releases and other discharges for money payable to the Trust;

(g) to open bank accounts and to retain on current or deposit account at any bank any money which it considers proper and to make regulations for the operation of those bank accounts including the signing and endorsing of cheques;

(h) to sell any Rights and apply the proceeds of sale in accordance with the Plan;

(i) to take and act upon the advice or opinion of any legal practitioner (whether in relation to the interpretation of the Plan, any other document or statute or as to the administration of the trusts hereof) or any other professional person and whether obtained by the Trustee or not, without being liable in respect of any act done by it in accordance with such advice or opinion;

(j) to determine who is entitled to sign on the Trustee's behalf receipts, acceptances, endorsements, releases, contracts and documents; and

(k) generally to do all acts and things which the Trustee considers necessary or expedient for the administration, maintenance and preservation of the Trust and in performance of its obligations under the Plan.

Instructions by Participating Employees

3.5 For the purposes of the Plan, the Trustee is entitled to regard as valid an instruction, consent or other authorisation given or purported to be given by a Participating Employee whether in writing and signed by or

purporting to be signed by the Participating Employee or in any other form approved by the Board.

Remuneration of Trustee

3.6 The Trustee is not entitled to receive from the Trust any fees, commission or other remuneration in respect of its office, but Mayne Pharma may pay to the Trustee from Mayne Pharma's own resources such fees and reimburse such expenses incurred by the Trustee as Mayne Pharma and the Trustee agree from time to time. The Trustee is entitled to retain for its own benefit any such fee or reimbursement.

3.7 The Trustee may not use as security the Shares held by the Trustee on behalf of a Participating Employee.

4 Overriding restrictions on offer

4.1 No Share may be offered under this Plan if to do so would contravene the Corporations Act, the Listing Rules or instruments of relief issued by ASIC from time to time relating to employee share schemes.

5 Acquisition and allocation of shares

Participation

5.1 The Board may make an offer to any Employee to participate in the Plan. The offer may be on the terms of the Plan, or any other terms as the Board determines from time to time.

Number of Shares offered

5.2 The number of Shares offered to an Employee in a calendar year under the Plan must not exceed:

(a) that number of Shares which have, on the Acquisition Date, an aggregate Market Value not greater than $1000; or

(b) any other number determined from time to time by the Board.

No cost to Employee

5.3 A Participating Employee is not liable to make any payment on acceptance of an offer to the Employee to participate in the Plan.

Acceptance of offer to participate

5.4 To participate in the Plan, an Employee must accept the offer made under clause 5.1 in the manner or a manner specified in the offer, on or prior to the Acceptance Date and the Trustee must allocate that number of Shares the subject of the acceptance to the Employee.

5.5 By accepting the offer for Shares, the Participating Employee agrees to be bound by the Plan and the constitution of Mayne Pharma.

Trustee to acquire Shares

5.6 Subject to the Trustee receiving sufficient payment from Mayne Pharma (if required) by not later than 30 days (or such other period as

the Board determines) after the Acceptance Date, the Trustee must, at the election of Mayne Pharma:

(a) purchase the Shares on behalf of a Participating Employee; or

(b) subscribe for, and Mayne Pharma must issue to the Trustee, Shares on behalf of a Participating Employee.

Registration in name of Trustee

5.7 The Shares are to be registered in the name of the Trustee on the issue or purchase and are to be held on the terms of the Plan by the Trustee.

6 Rights attaching to Shares

Cash Dividends

6.1 A Participating Employee will be entitled to receive all Cash Dividends paid on the Shares held by the Trustee on behalf of the Participating Employee.

Bonus shares

6.2 Subject to clause 6.3, a Participating Employee will be entitled to any Bonus Shares which accrue to Shares held by the Trustee on behalf of the Participating Employee.

6.3 The Bonus Shares must be registered in the name of the Trustee and held on trust by the Trustee on behalf of the Participating Employee, who will be the beneficial owner of the Bonus Shares.

6.4 Upon issue to the Trustee, the Bonus Shares are deemed to be Shares for the purposes of the Plan.

6.5 The Bonus Shares will be deemed to be acquired on a date determined by the Board.

Rights

6.6 The Trustee will send a notice to a Participating Employee of any Rights which accrue to Shares held by the Trustee on behalf of that Participating Employee.

6.7 Within 7 days of receiving the notice referred to in clause 6.6, the Participating Employee may provide the Trustee with either:

(a) written instructions in the form (if any) prescribed by Mayne Pharma to sell some or all of the Rights to the extent permitted by law; or

(b)

(i) written instructions in the form (if any) prescribed by Mayne Pharma to acquire, to the extent permitted by law, some or all of the securities in Mayne Pharma to which the Rights relate; and

(ii) payment of an amount equal to the cost of accepting the Rights entitlement plus, if the Trustee so requires, such additional amount as the Trustee estimates (and notifies to the Participating Employee) to be the cost of transferring the shares or securities to the Participating Employee.

6.8 If the Participating Employee does not give a notice under clause 6.7, the Trustee is entitled to sell the Rights.

6.9 Subject to clause 6.10, if the Trustee sells the Rights in accordance with clause 6.7 or clause 6.8, the Trustee will distribute the proceeds of the sale to the Participating Employee (after deduction of the costs of sale incurred by the Trustee).

6.10 If the Trustee acquires a specified number of securities pursuant to the Rights in accordance with clause 6.7(b) on behalf of a Participating Employee, the Trustee will transfer those securities to the Participating Employee. The Trustee may make it a condition of transfer that the Participating Employee pay the cost of transfer.

6.11 Where the Trustee sells the Rights (regardless of whether instructed by the Participating Employee or not), the Trustee:

(a) has no obligation to maximise the sale price of the Rights;

(b) may aggregate Rights to be sold in blocks of Rights; and

(c) in relation to its obligation to pay the proceeds of sale to the Participating Employee, may attribute a sale price to each Right sold equal to the aggregate price for each Right sold in a block of Rights.

Other Accretions

6.12 If an Accretion arises in respect of the share other than by way of:

(a) Cash Dividend;

(b) Bonus Shares; or

(c) Rights,

the Trustee may, in its absolute discretion, decide to transfer, or provide the benefit of, all or such part of the Accretion as the Trustee determines to the Participating Employee.

Voting rights

6.13 If a Participating Employee stipulates in writing, in the form (if any) prescribed by Mayne Pharma, that he or she wishes to receive a copy of all notices of all general meetings of holders of Shares received by the Trustee, the Trustee must forward to the Participating Employee a copy of all such notices received by it after the date of the Participating Employee's stipulation.

6.14 The Participating Employee may give the Trustee a written notice from the Participating Employee to vote in respect of Shares held for the Participating Employee.

6.15 The Trustee will exercise the voting rights attaching to Shares in accordance with the prior written instructions of a Participating Employee given in accordance with clause 6.14 and received by the Trustee not less than 72 hours prior to the relevant meeting.

6.16 In default of the Trustee receiving prior written instructions from a Participating Employee given in accordance with clauses 6.14 and 6.15, the Trustee may exercise the voting rights attaching to the Shares of the Participating Employee as it thinks fit (including a power to abstain from voting).

6.17 The Trustee may not do anything under this clause which would cause an exemption condition in Section 139CE of the Income Tax Assessment Act 1936 (Cth) not to be satisfied.

7 Transfer of the Shares

7.1 Subject to clause 7.2, the Trustee must not assign, transfer, sell, encumber or otherwise deal with a Share during the Restriction Period.

7.2 The Participating Employee must not assign, transfer, sell, encumber or otherwise deal with a Share or any legal or beneficial interest in a Share:

(a) unless and until the Share has been transferred to the Participating Employee in accordance with this clause 7; or

(b) except in the circumstances set out in this clause 7.

7.3 At the end of the Restriction Period, a Participating Employee has until the day 2 months from the end of the Restriction Period, or if that day is not a business day, the next business day, to either:

(a) give the Trustee a notice that the Participating Employee wishes to arrange through the Trustee the sale of all of the Shares held by the Trustee on behalf of the Participating Employee; or

(b) give the Trustee a notice to transfer the Shares held on behalf of the Participating Employee to the Participating Employee.

7.4 If a request is made under clause 7.3 to transfer a Share to the Participating Employee, the Trustee must transfer the Share to the Participating Employee.

7.5 If the Participating Employee requests the Trustee to transfer Shares to the Participating Employee, the Trustee may require the Participating Employee to reimburse the Trustee in respect of any costs and duties associated with the transfer of the Shares.

7.6 If a Participating Employee requests the Trustee to sell a Share in accordance with clause 7.3, the Trustee must sell the Share and the proceeds of sale (after deducting all costs of sale) must be paid to the Participating Employee.

7.7 Where the Trustee sells the Shares under this clause 7, the Trustee:

(a) has no obligation to maximise the sale price of the Shares;

(b) may sell the Shares with other Shares (whether or not held for the Participating Employee); and

(c) in relation to its obligation (if any) to pay the proceeds of sale to the Participating Employee, the Trustee:

(i) may deduct any costs of the sale before making a payment to the Participating Employee; and

(ii) may attribute a sale price to each Share as the Trustee considers appropriate.

7.8 If the Trustee does not receive a notice in accordance with clause 7.3, then the Trustee must transfer the Shares to the Participating Employee within 1 month of the end of the notice period referred to in clause 7.3.

7.9 A Participating Employee will not have any claim against the Trustee or Mayne Pharma as a result of the exercise by the Trustee of a power, discretion or determination under this clause 7.

8 Accounts

8.1 The Trustee must open and maintain an account in respect of each Participating Employee.

8.2 Each account must record:

(a) the number of Shares to which each Participating Employee is entitled;

(b) the date of acquisition of Shares to which each Participating Employee is entitled; and

(c) the number of Bonus Shares (if any) to which each Participating Employee is entitled.

9 Notices

9.1 Any notice to be given by the Trustee of a Participating Employee will be deemed to have been duly given if:

(a) sent by electronic mail;

(b) delivered; or

(c) sent by ordinary prepaid mail;

and will be deemed to have been served:

(d) if sent by electronic mail, at the time of sending;

(e) if delivered, at the time of delivery; or

(f) if posted, 3 days after the date of posting, excluding Saturdays, Sundays and public holidays but, if the address of any Participating Employee is outside Australia, then 7 days will be substituted for 3 days for any notice given to or by that Participating Employee.

9.2 Delivery, transmission and postage will be to the address of any Participating Employee as indicated by the Participating Employee when the Participating Employee accepted the offer for the Shares under clause 5.4 or such other address as the Trustee or any Participating Employee may notify to the other.

10 Audit

10.1 The Trustee will keep or cause to be kept true accounts of all sums of money received and expended by or on behalf of the Trust and the matters in respect of which such receipt and expenditure takes place and of all sales and purchases of shares and of the assets and liabilities of the Trust.

10.2 The books of account of the Trust will be maintained at the registered office of Mayne Pharma and will be available for inspection by Participating Employees during normal business hours free of charge upon prior written request.

10.3 The Trustee will appoint an Auditor of the Trust.

10.4 The Trustee will cause the books of account to be audited annually by the Auditor of the Trust.

10.5 The Trustee will ensure that the Auditor of the Trust has access to all papers, accounts and documents concerned with or relating to the Trust.

11 Income and Capital Distributions

11.1 A Participating Employee is presently entitled to so much of the Net Income of the Trust for a Year of Income which is attributable to:

(a) the Shares held by the Trustee on behalf of the Participating Employee;

(b) the proceeds of sale arising from the sale of Rights by the Trustee on behalf of the Participating Employee; and

(c) transactions or events related to Shares, or property related to or arising from Shares held on behalf of the Participating Employee.

11.2 The balance of the Net Income of the Trust for a Year of Income to which no Participating Employee is presently entitled in accordance with clause 11.1 may be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) an Employee (other than a director of a body corporate in the Group);

(b) a Participating Employee (other than a director of a body corporate in the Group);

(c) a provident, benefit, superannuation or retirement fund established by Mayne Pharma;

(d) an employee share or option trust established for the benefit of all or any Employees of Mayne Pharma; or

(e) any charity nominated by the Trustee.

11.3 The balance of the Net Income of the Trust for a Year of Income to which no Participating Employee is presently entitled in accordance with clause 11.1 and not applied in accordance with clause 11.2, may be accumulated by the Trustee as an accretion to the Trust.

11.4 The Trustee may prior to the termination of the Trust as set out in clause 17.1, if it thinks fit, apply that part of the capital of the Trust to which no Participating Employee would be entitled as set out in clause 17 if the trust was terminated at that time, in one or more of the following:

(a) in payment of any costs and expenses incurred by the Trustee, in the execution or purported execution of the Trust or of any of the powers authorities or discretions vested in the Trustee; or

(b) for the benefit of any of the following beneficiaries as the Trustee thinks fit:

(i) an Employee; or

(ii) a Participating Employee

12 Amendment

12.1 Subject to clauses 12.2 and 12.3, Mayne Pharma may at any time by written instrument or by resolution of the Board, amend all or any of the provisions of the Plan (including this clause 12).

12.2 No amendment of the provisions of the Plan is to reduce the rights of any Participating Employee in respect of Shares credited to the

Account of the Participating Employee prior to the date of the amendment, other than an amendment introduced primarily:

(a) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legal requirements governing or regulating the maintenance or operation of the Plan or like plans;

(b) to correct any manifest error or mistake;

(c) to enable contributions or other amounts paid by any body corporate in the Group to the Trust to qualify as income tax deductions for that body corporate or any other body corporate in the Group;

(d) to enable the Trustee, the Participating Employee or any body corporate in the Group to reduce the amount of fringe benefits tax under the Fringe Benefits Tax Assessment Act 1986, the amount of tax under the Income Tax Assessment Act 1936 or the amount of any other tax or impost that may otherwise be payable by the Trustee, the Participating Employee or the body corporate in relation to the Trust;

(e) to enable the Trustee or any body corporate in the Group to comply with the Corporations Act, the Listing Rules or instruments of relief issued by ASIC from time to time relating to employee share schemes.

12.3 Subject to the above provisions of this clause 12, any amendment made pursuant to clause 12.1 may be given such retrospective effect as is specified in the written instrument or resolution by which the amendment is made.

13 Obligations and Indemnity of the Trustee

13.1 Without derogating from the right of indemnity given by law to trustees, Mayne Pharma covenants with the Trustee that it will indemnify and keep indemnified the Trustee in respect of all liabilities, costs and expenses incurred by the Trustee in the execution or purported execution of the Trust or any of the powers, authorities or discretions vested in the Trustee and from and against all actions, proceedings, costs, claims and demands in respect of any matter or thing done or omitted other than a claim arising out of the Trustee's negligence, dishonesty or the Trustee wilfully or knowingly being a party to a breach of trust.

13.2 The Trustee will not be under any liability whatsoever except for its negligence, dishonesty, fraud or wilful default or except for the negligence, default or wilful breach of trust committed by any of its employees or agents acting as such.

13.3 Without limiting clause 13.2, where the Trustee sells Shares under clause 7, the Trustee:

(a) has no obligation to maximise the sale price of the Shares;

(b) may sell the Shares with other Shares (whether or not held on behalf of the Participating Employee); and

(c) in relation to its obligation to pay the sale proceeds (if any) to the Participating Employees:

(i) may deduct costs of the sale before making payment to the Participating Employee; and

(ii) may attribute a sale price to each Share as the Trustee considers appropriate.

13.4 Subject to clause 13.5, nothing in clause 13.1 enables the Trustee to recover any liabilities, costs and expenses from any Participating Employee.

13.5 The Trustee is entitled to be indemnified by a Participating Employee in respect of any Tax payable or anticipated to become payable by the Trustee in respect of Shares held by the Trustee on behalf of the Participating Employee.

13.6 Except as expressly provided in the Plan, the Trustee will have no right of indemnity from a Participating Employee personally.

14 ASIC relief

14.1 Notwithstanding any other provisions of the Plan, every covenant or other provisions set out in an exemption or modification granted from time to time by ASIC in respect of the Plan pursuant to its power to exempt and modify the Corporations Act and required to be included in the Plan in order for that exemption or modification to have full effect, is deemed to be contained in the Plan. To the extent that any covenant or other provision deemed by this clause to be contained in the Plan is inconsistent with any other provision in the Plan, the deemed covenant or other provision shall prevail.

15 Administration of the Plan

15.1 The Plan will be administered by the Trustee and the Board. The Board may make further rules for the operation of the Plan.

15.2 Any power or discretion which is conferred on the Board by the Plan must be exercised by the Board in the interests or for the benefit of Mayne Pharma, and the Board is not, in exercising any such power or discretion, under any fiduciary or other obligation to any other person.

15.3 Any power or discretion which is conferred on the Board by the Plan may be delegated by the Board to a committee consisting of any Directors and/or other officers and/or employees of Mayne Pharma as the Board thinks fit.

15.4 The exercise of any power or discretion which is conferred on the Board by the Plan, including without limitation the interpretation, effect or application of the Plan, will be final and conclusive.

15.5 The Trustee and Mayne Pharma may from time to time require a Participating Employee to complete and return such other documents as may be required by law to be completed by the Participating Employees, or such other documents which the Trustee or Mayne Pharma considers should, for legal or taxation reasons, be completed by the Participating Employee.

15.6 The Board may from time to time suspend the operation of the Plan and may at any time cancel the Plan. The suspension or cancellation of the Plan will not prejudice the existing rights of Participating Employees.

16 Rights of Participating Employees

16.1 Except as expressly provided in the Plan, nothing in the Plan:

(a) confers on any Employee the right to receive any Shares;

(b) confers on any Participating Employee the right to continue as an employee of any body corporate in the Group;

(c) affects any rights which any body corporate in the Group may have to terminate the employment of any Employee;

(d) may be used to increase damages in any action brought against any body corporate in the Group in respect of any such termination; or

(e) confers on any Employee any expectation to become a Participating Employee.

17 Termination of Trust

17.1 The Trust will terminate and be wound up as provided below upon the first to occur of the following events:

(a) an order being made or an effective resolution being passed for the winding up of Mayne Pharma (other than for the purpose of amalgamation or reconstruction);

(b) the Board determining that the Trust is to be wound up; and

(c) the day before the 80th anniversary of the date of this Deed.

17.2 If the Trust is terminated, the Trustee must transfer to the Participating Employee the Shares standing to the credit of the Account of the Participating Employee.

17.3 The balance of the capital or income of the Trust to which no Participating Employee is entitled in accordance with clause 17.2 may be applied, in whole or in part, for the benefit of one or more of the following beneficiaries as the Trustee thinks fit:

(a) a provident, benefit, superannuation or retirement fund established and maintained by Mayne Pharma;

(b) an employee share or option trust established for the benefit of all or any Employees of Mayne Pharma; or

(c) any charity nominated by the Trustee.

18 Governing law, Jurisdiction and Process

18.1 The Plan is governed by the laws of Victoria and will be construed and take effect in accordance with those laws.

18.2 Each party irrevocably and unconditionally submits to the exclusive jurisdiction of the courts of Victoria and courts of appeal from them for determining any dispute concerning the Plan. Each party waives any right it has to object to an action being brought in those courts including, without limitation, by claiming that the action has been brought in an inconvenient forum or that those courts do not have jurisdiction.

EXECUTED as a deed

Execution page

EXECUTED by **MAYNE PHARMA LIMITED (ACN 58 097 064 330)** in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

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Signature of director

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Name of director (block letters)

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Signature of director/company secretary*
*delete whichever is not applicable

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Name of director/company secretary* (block letters)
*delete whichever is not applicable

EXECUTED by ***[INSERT NAME OF TRUSTEE]*** (ACN [ ]) in accordance with section 127(1) of the Corporations Act 2001 (Cwlth) by authority of its directors:

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Signature of director

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Name of director (block letters)

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Signature of director/company secretary*
*delete whichever is not applicable

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Name of director/company secretary* (block letters)
*delete whichever is not applicable

CLAYTON UTZ

Mayne Pharma Executive Share Option Plan

Plan Rules

Mayne Pharma Limited
ACN 097 064 330

The Clayton Utz contact for this document is
Rod Halstead on + 61 2 9353 4000

Clayton Utz
Lawyers
Levels 19-35 No. 1 O'Connell Street Sydney NSW 2000 Australia
PO Box H3 Australia Square Sydney NSW 1215
T + 61 2 9353 4000 F + 61 2 8220 6700

www.claytonutz.com

Our reference 4519/147732

Table of contents

Plan Rules

1. Objects of the Plan

The objects of the Plan are to:

(a) provide an incentive for Eligible Executives to remain in their employment in the long term;

(b) recognise the expected efforts and contribution of Eligible Executives in the long term to the performance and success of the Group; and

(c) provide Eligible Executives with the opportunity to acquire Options, and ultimately Shares in the Company, in accordance with these Rules.

2. Definitions and Interpretation

2.1 Definitions

In these Rules:

"Acceptance Period" means the time within which an Offer may be accepted by the Eligible Employee.

"Application Form" means the form that the Board determines is to be used by an Eligible Executive to apply for Options under the Plan.

"Applicable Laws" means one or more, as the context requires of:

(a) the Corporations Act;

(b) the Corporations Regulations;

(c) the Listing Rules;

(d) any other applicable laws;

(e) the Constitution of the Company; and

(f) any practice note, policy statement, class order, declaration, guideline, policy or procedure authorising or entitling ASIC or ASX to regulate, implement or enforce, either directly or indirectly:

   (i) a provision of the laws, regulations, rules or constitution referred to in paragraphs (a) to (e); or

   (ii) any agreement or deed made under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e);

   (iii) a person's conduct or proposed conduct under the laws, regulations, rules or constitution referred to in paragraphs (a) to (e), or any agreement or deed referred to in paragraph (f) (ii).

"Associated Company" means any company which the Board determines in its discretion to be an associated company for the purpose of this Plan.

"ASX" means Australian Stock Exchange Limited, ACN 008 624 691.

"Board" means the board of directors of the Company or a committee appointed by the board of directors of the Company for the purposes of this Plan.

"Certificate" means, in relation to an Option, the certificate or statement (in a form approved by the Board) issued to the Holder which discloses the number of Options entered in the Register in respect of the Participant.

"Close Relative" means, in respect of a person, a spouse, parent, brother, sister or child of that person.

"Company" means Mayne Pharma Limited, ACN 097 064 330.

"Constitution" means the constitution of the Company, as amended from time to time.

"Corporations Act" means the Corporations Act 2001 (Cth).

"Corporations Regulations" means any and all regulations made under the Corporations Act.

"Eligible Executive" means those Employees who are determined by the Board to be employed in an executive capacity and eligible to participate in this Plan.

"Employee" means:

(a) a full-time or part-time employee of the Company, any Subsidiary or any Associated Company; or

(b) a director of the Company' any Subsidiary or any Associated Company who also holds a salaried employment position or office in the Company, any Subsidiary or any Associated Company.

"Exercise Conditions" means, in relation to an Option, the period of time, Performance Hurdles and other vesting conditions determined by the Board at the time of the offer of the Option that are required to be satisfied before the Option can be exercised.

"Exercise Price" means, in relation to an Option, the amount payable on exercise of the Option as determined in accordance with Rule 8 (as adjusted under Rule 11 if applicable).

"Group" means the Company and each Subsidiary from time to time.

"Incentive Scheme" means an employee share or option scheme extended to either or both employees and directors of the Company and its Related Bodies Corporate, and includes the Plan.

"Listing Rules" means the official listing rules of the ASX.

"Nominee" means in respect of an Eligible Executive:

(a) a person who is a Close Relative of the Eligible Executive;

(b) body corporate in which the Eligible Executive or a Close Relative of the Eligible Executive has, or any two or more of the Eligible Executive and Close Relatives of the Eligible Executive together have, a controlling interest (including any interest that gives control); or

(c) any other person who is approved by the Board in its absolute discretion.

"Offer" means an invitation made by the Board under Rule 4.1 to an Eligible Executive to apply for an issue of Options.

"Option" means an option to subscribe for or take a transfer of one or more Shares under this Plan.

"Participant" means:

(a) an Eligible Executive who holds Options issued under the Plan; or

(b) the legal personal representative of any person referred to in paragraph (a) duly appointed on the death or legal incapacity of that person.

"Performance Hurdles" means any of the following:

(a) conditions or events which must be satisfied before an Option can be exercised; and

(b) conditions which may require that the number of Options able to be exercised be reduced or that some or all the Options lapse in circumstances determined by the Board.

"Plan" means the Mayne Pharma Executive Option Plan established and operated by the Company in accordance with these Rules.

"Quoted" means the official quotation of securities on the ASX.

"Register" means the register of option holders maintained by the Company in accordance with the Corporations Act.

"Related Body Corporate" has the meaning given to that term in the Corporations Act.

"Redundancy" means the termination or cessation of a Participant's employment with the Company, a Subsidiary or an Associated Company as a result of redundancy as determined by the Board.

"Retirement" means the termination or cessation of a Participant's employment with the Company, a Subsidiary or an Associated Company as a consequence of the Participant retiring either for medical reasons or because the Particpant has decided to leave the workforce.

"Rules" means these Rules, as amended from time to time.

"Share" means a fully paid ordinary share in the capital of the Company.

"Subsidiary" means:

(a) a body corporate of which the Company is a holding company in terms of Division 6 of Part 1.2 of the Corporations Act that the Board has approved for participation in the Plan; and

(b) a body corporate in which the Company has voting power of not less than 20% (determined under section 610 of the Corporations Act) that the Board has approved for participation in the Plan.

"Tax" includes any tax, levy, impost, GST, deduction, charge rate, contribution, duty or withholding which is assessed (or deemed to be assessed), levied, imposed or made by any government or any governmental or semi-governmental or judicial entity or authority, together with any interest, penalty, fine, charge, fee or other amount assessed (or deemed to be assessed), levied, imposed or made on or in respect of any or all of the foregoing.

"Total and Permanent Disablement" means the termination or cessation of a Participant's employment with the Company or a Subsidiary as a result of total and permanent disablement as determined by the Board.

"Trustee" means a trustee of a trust established by the Company for the purpose of acquiring and holding Shares for delivery under this Plan.

"Vested Option" means an Option in respect of which all Exercise Conditions have been satisfied or which is otherwise immediately exercisable in accordance with these Rules.

2.2 Interpretation

In these Rules:

(a) headings are for convenience only and do not affect the interpretation,

and unless the context otherwise requires, a reference in these Rules to:

(b) the singular includes the plural and vice versa;

(c) a gender includes every other gender;

(d) a particular person includes the legal personal representatives, successors, and permitted assigns of that person;

(e) a person includes corporations and other entities recognised by law;

(f) a statute includes its delegated legislation;

(g) a statute, delegated legislation, the Listing Rules or a provision of any of them includes consolidations, amendments, re-enactments and replacements;

(h) the Corporations Act or Listing Rules is a reference to the Corporations Act or Listing Rules in force in relation to the Company after taking into account any waiver, modification or exemption which is in force either generally or in relation to the Company; and

(i) the word "include" or "including" is not a word of limitation.

2.3 Applicable Legislation

These Rules are to be interpreted subject to Applicable Laws.

3. Operation of the Plan

3.1 General

This Plan operates in accordance with these Rules which bind the Company, each Subsidiary, each Associated Company and each Participant.

3.2 Commencement of the Plan

This Plan will commence on the date determined by the Board.

3.3 Limit on aggregate number of Shares

An offer of Options may only be made under the Plan if the number of Shares that may be acquired on exercise of the Options, when aggregated with:

(a) the number of Shares which would be issued if each outstanding offer or option to acquire unissued Shares, being an offer made or option acquired pursuant to an Incentive Scheme, was to be accepted or exercised (as the case may be); and

(b) the number of Shares issued during the previous 5 years pursuant to an Incentive Scheme,

but disregarding any offer made, or option acquired or share issued, by way of or as a result of:

(c) an offer to a person situated outside Australia at the time of receipt of the offer;

(d) an offer that did not require disclosure to investors because of section 708 of the Corporations Act; or

(e) an offer made under a disclosure document (within the meaning of the Corporations Act),

does not exceed 5% of the total number of issued Shares as at the time of the offer.

3.4 Compliance with laws

No Option may be offered or issued to, or exercised by an Eligible Executive or Participant if to do so would contravene any Applicable Law.

4. Offers

4.1 Board may make Offer

Subject to these Rules, the Board may, in its absolute discretion, from time to time make an Offer to an Eligible Executive.

4.2 Form of Offer

Each Offer must be in writing and contain the following information:

(a) the name and address of the Eligible Executive to whom the Offer is made;

(b) the date of the Offer;

(c) the Acceptance Period and the manner of acceptance;

(d) the maximum number of Options for which the Eligible Executive may apply;

(e) the minimum number (if any) of Options for which the Eligible Executive may apply and the multiples (if any) in which Options must be applied for;

(f) a statement that no consideration is payable upon the issue of the Options;

(g) the Exercise Price, or the method of determining the Exercise Price, of the Options which are the subject of the Offer;

(h) the latest time at which the Options the subject of the Offer may be exercised, which must not exceed 10 years from the date of grant of the Options;

(i) any applicable Exercise Conditions (including the period or periods during which the Options or any of them may be exercised and any applicable Performance Hurdles);

(j) any other terms and conditions relating to the Offer which in the opinion of the Board are fair and reasonable but not inconsistent with these Rules;

(k) a summary of, or a copy of, these Rules; and

(l) any other information or documents that the Corporations Act or the Listing Rules require the Company to give to the Eligible Executive.

4.3 Number of Options

Subject to Rule 3.3, the number of Options the subject of any Offer is determined by the Board.

4.4 No payment for Options

Unless otherwise determined by the Board, no payment is required for the issue of Options under the Plan.

4.5 Offer personal

An offer under the Plan is personal to the Eligible Executive to whom it is made and, accordingly, the invitation constituted by an Offer may only be accepted by, and Options may only be issued to, the Eligible Executive to whom the Offer is made.

5. Application for Options

5.1 Acceptance of Offer

An Eligible Executive may accept the invitation constituted by an Offer by giving to the Company within the Acceptance Period an Application Form duly completed and signed by the Eligible Executive.

5.2 Effect of application

By completing and returning the Application Form within the Acceptance Period, an Eligible Executive applies for Options under the Plan on the terms of the Offer and agrees to be bound by the terms of the Offer, these Rules and the Constitution.

5.3 Lapse of Offer

An Offer not accepted in accordance with Rule 5.1 lapses unless the Board determines otherwise.

6. Grant of Options

6.1 Acceptance of an application

Subject to the receipt of an Application Form from an Eligible Executive in accordance with Rule 5.1, the acceptance by the Board of the Application Form and the satisfaction of all terms of the Offer, the Company will, as soon as practicable after the end of the Acceptance Period:

(a) issue to the Eligible Executive, on the terms of the Offer made under Rule 4.1, the number of Options applied for by the Eligible Executive in the Application Form; and

(b) notify the Eligible Executive of the date of grant of those Options.

6.2 Eligible Executive become Participant

An Eligible Executive becomes a Participant upon the grant of an Option following acceptance of an Application Form by the Board..

6.3 Options certificate

The Company must issue a Certificate to a Participant in respect of the Options granted to that Participant. The Company must comply with the Constitution, the Corporations Act and the Listing Rules with respect to the issue of the Certificate.

6.4 No quotation on ASX

The Options will not be quoted on the ASX.

7. Restrictions on Transfer

7.1 No transfer of Options

A Participant must not sell, transfer, mortgage, charge, or otherwise deal with or encumber any Options, except as permitted by Rule 7.2, or with the prior approval of the Board.

7.2 Exception for Vested Options

Subject to Rule 10.4, and unless the Board determines otherwise, from time to time a Participant may transfer an Option to a Nominee if, at the time of the transfer, it is a Vested Option that has not lapsed.

8. Exercise Price

Unless otherwise determined by the Board, the Exercise Price of each Option will be the market value of a Share on the date of grant of the Option, as determined by the Board.

9. Exercise of Options

9.1 Exercise conditions

Subject to Rule 9.2, an Option granted under the Plan may only be exercised if, at the time of exercise:

(a) the Option is a Vested Option; and

(b) the Option has not lapsed under Rule 10.

9.2 Other permitted exercise

An Option will become a Vested Option and may be exercised, regardless of whether any or all applicable Exercise Conditions have been satisfied in the following circumstances

(a) Unless the Board determines otherwise having regard to the satisfaction of any of the Exercise Conditions over the period to date, in the event of Retirement, Redundancy, Total and Permanent Disablement or the death of the Participant; or

(b) Unless the Board determines otherwise having regard to the satisfaction of any of the Exercise Conditions over the period to date, if a takeover bid or scheme of arrangement is made in respect of the Company.

(c) in any other circumstances which the Board in its absolute discretion determines.

9.3 Manner of exercise

The exercise of any Option granted under the Plan may only be effected by giving to the Company

(a) a Notice of Exercise signed by the Participant;

(b) the Certificate for the Options; and

(c) payment of an amount equal to the Exercise Price multiplied by the number of Options which are being exercised.

9.4 Multiples

Unless otherwise determined by the Board, a Participant must exercise Options in multiples of 1,000, unless the Participant exercises all Options able to be exercised by the Participant at that time. The exercise of some Options only does not affect the Participant's right to exercise other Options at a later time. If the Participant exercises less than all the Options represented by a Certificate then the Company will cancel the Certificate and issue a new Certificate for the balance.

9.5 Shares resulting from exercise

Following exercise of an Option, the Company must, subject to the Listing Rules and within such time as the Board determines deliver to the Participant exercising the Option the number of Shares in respect of which the Option has been exercised by:

(a) issuing those Shares to the Participant;

(b) purchasing those Shares and transferring them to the Participant; or

(c) procuring that those Shares are transferred from the Trustee to the Participant.

9.6 Shares rank equally

Unless the Option terms provide otherwise, a Share issued on the exercise of Options will rank equally in all respects with all existing Shares from the date of issue of that Share, including in relation to:

(a) voting rights; and

(b) entitlements to participate in:

(i) distributions and dividends; and

(ii) future rights issues and bonus issues,

where the record date for determining entitlements falls on or after the date of issue of that Share.

9.7 Quotation on ASX

The Company must apply for quotation on the official list of the ASX of any Shares issued on the exercise of Options as soon as practicable after the issue of those Shares, so long as Shares are quoted on the ASX at that time.

9.8 Financial assistance

The Company may financially assist a person to pay for the grant of an Option or to pay any Exercise Price in respect of an Option, subject to compliance with the provisions of the Corporations Act and the Listing Rules relating to financial assistance.

10. Lapse of Options

10.1 Resignation

Subject to Rule 10.6, if a Participant's employment or office with the Company, a Subsidiary or an Associated Company ceases due to his or her resignation (other than resignation to avoid dismissal for misconduct):

(a) all Options granted to the Participant that are Vested Options at the date of cessation of employment or office may be exercised by the Participant during the 3 month period following the date of cessation of employment or office, after which those Vested Options will lapse; and

(b) all other Options granted to the Participant will lapse on the date of cessation of employment or office,

unless the Board determines otherwise.

10.2 Retirement, Total and Permanent Disability, Redundancy or Death

Subject to Rule 10.6, in the event of Retirement, Total and Permanent Disablement Redundancy or the Participant's death:

(a) all Options granted to the Participant that are Vested Options at the date of cessation of employment or office or which are Vested Options pursuant to Rule 9.2, may be exercised by the Participant during the 12 month period following the date of cessation of employment or office, after which those Vested Options will lapse; and

(b) any other Options granted to the Participant which the Board has determined will not be come Vested Options pursuant to Rule 9.2 will lapse on the date of cessation of employment or office,

unless the Board determines otherwise.

10.3 Cessation of employment for any other reason

Subject to Rule 10.6, if a Participant's employment or office with the Company, a Subsidiary or an Associated Company ceases for any reason other than those referred to in Rules 10.1 and 10.2, all Options granted to the Participant will lapse on the date of cessation of employment or office, unless the Board determines otherwise.

10.4 Transfer of Options

Subject to Rule 10.6, if a Participant transfers a Vested Option to a Nominee under Rule 7.2, the Option may be exercised during the 30 day period following the date of transfer by the Participant, after which that Vested Option will lapse, unless the Board determines otherwise.

10.5 End of period otherwise determined by the Board

If the Board determines a further period within which an Option may be exercised, the end of which must not exceed 10 years from the date of grant of the Option, the Option will lapse at the end of that period.

10.6 End of exercise period

If an Option has not lapsed earlier in accordance with this Rule 10, it will lapse at the latest time at which the Option may be exercised as specified by the Board under Rule 4.2, which must not exceed ten years from the date of the grant of the Option.

10.7 Cessation of employment - interpretation

For the purposes of these Rules, a Participant will be taken not to have ceased employment with, or to hold an office with, the Company, a Subsidiary or an Associated Company if immediately after the Participant leaves the employment or office of that company the Participant is employed by, or holds an office with, another Subsidiary, Associated Company or the Company;

11. Capital Events

11.1 New issues

Subject to the Listing Rules and unless the Board otherwise determines, a Participant is only entitled to participate (in respect of Options granted under the Plan) in a new issue of Shares or other securities to existing shareholders of the Company generally if the Participant has validly exercised the Options and become a shareholder of the Company prior to the relevant record date for the new issue, and is then only entitled to participate in relation to Shares of which the Participant is the registered holder.

11.2 Alterations to capital and reconstructions

Subject to the Listing Rules, if the Company makes any alterations to its capital by way of a rights issue, bonus issue or other distribution of capital, reduction of capital or reconstruction of capital, then the Board may make adjustments to the rights attaching to the Options (including to the number of Shares which may be acquired on exercise of the Options and the Exercise Price) on any basis it sees fit in its absolute discretion.

11.3 Adjustments

The Company must give notice to each Participant of any change to the Exercise Price of any Options held by the Participant, and/or any change to the number of Shares for which the Participant is entitled to subscribe upon exercise of an Option arising from any adjustments that are made by the Board pursuant to Rule 11.2.

12. Management of the Plan

12.1 Powers of the Board

The Board will manage the Plan and has power to:

(a) determine appropriate procedures and documentation for the administration of the Plan consistent with these Rules;

(b) resolve and bind the Company, any Subsidiary, any Associated Company and Participants absolutely regarding any question of fact, interpretation, effect or application arising in connection with the Plan;

(c) exercise the discretions conferred on it by these Rules or which may otherwise be required in relation to the Plan;

(d) delegate to any one or more persons (for any period and on any conditions as it may determine) the exercise of any of its powers or discretions arising under the Plan;

(e) take and rely upon independent professional advice in or in relation to the exercise of any of their powers or discretions under these Rules;

(f) establish a trust to acquire, hold and deliver Shares under the Plan and appoint a trustee for that trust; and

(g) suspend or terminate the Plan at any time, provided that the suspension or termination does not adversely affect or prejudice the rights of Participants holding Options at that time in relation to those Options.

12.2 Exercise of powers or discretions

Any power or discretion which is conferred on the Board by these Rules may be exercised by the Board in the interests or for the benefit of the Company. The Board is not, in exercising that power or discretion, under any fiduciary or other obligation to another person.

12.3 Determinations

Where these Rules provide for a determination, decision, approval or opinion of the Board, the determination, decision, approval or opinion may be made or given by the Board in its absolute discretion.

12.4 Tax

The Company is not responsible for any Tax which may become payable by a Participant in connection with the issue of Shares pursuant to an exercise of Options or another dealing by a Participant with the Options or Shares.

12.5 Eligible Employees outside Australia

The Company, at the Board's discretion, may:

(a) grant Options to Eligible Employees who reside outside of Australia; and

(b) make rules, and determine procedures and documentation, for the operation of the Plan which are not inconsistent with these Rules to apply to Eligible Employees and Participants who reside outside of Australia.

13. Participant rights

13.1 Rules not part of employment contract

This Plan does not form part of any contract of employment or services between the Company, or any Related Body Corporate of the Company, and any Eligible Executive.

13.2 No conferred rights

These Rules:

(a) do not confer on any Eligible Executive the right to receive any Options;

(b) do not confer on a Participant the right to continue as an Employee;

(c) do not affect any rights which the Company or any Related Body Corporate may have to terminate the employment of a Participant; and

(d) may not be used to increase damages in an action brought against the Company or a Related Body Corporate in respect of that termination.

13.3 Connection with Other Plans

Unless the Board otherwise determines, participation in the Plan does not affect, and is not affected by, participation in any other incentive or other plan operated by the Company unless the terms of that other plan provide otherwise.

14. Notices

Any notice or direction given to an Eligible Executive or Participant under these Rules is validly given if it is handed to the person concerned or sent by ordinary prepaid post to the person's last known address or given in any reasonable manner which the Board from time to time shall determine.

15. Plan costs

Unless otherwise determined by the Board, the Company must pay all costs, charges and expenses relating to the establishment and operation of the Plan.

16. Amendment of the Rules

16.1 General

Subject to Rule 16.2 and the Listing Rules, the Board may amend, add to, delete or otherwise vary, waive or modify the application of these Rules at any time and in any manner it thinks fit, in its absolute discretion.

16.2 Limitation on amendments

No amendment, addition, deletion or variation to the provisions of these Rules (**"Amendment"**) may be made which reduces the rights of Participants in respect of Options acquired by them prior to the date of the Amendment, other than an Amendment introduced primarily:

(a) for the purpose of complying with or conforming to present or future State, Territory or Commonwealth legislation or the Listing Rules, or a requirement, policy or practice of the Australian Securities and Investments Commission or other foreign or Australian regulatory body;

(b) to correct any manifest error or mistake; or

(c) for the purpose of enabling Participants generally (but not necessarily each Participant) to receive a more favourable taxation treatment in respect of their participation in the Plan.

17. Governing Law

(a) These Rules are governed by and must be construed according to the law applying in New South Wales.

(b) Each Participant irrevocably and unconditionally submits to the non-exclusive jurisdiction of the courts of New South Wales, and the courts competent to determine appeals from those courts, with respect to any proceedings that may be brought at any time relating to these Rules or Options granted under them.

Mayne Pharma Limited Senior Executive Short Term Incentive Plan Rules

Mayne Pharma Limited
ABN 58 097 064 330

Freehills

101 Collins Street Melbourne Victoria 3000 Australia
Telephone +61 3 9288 1234 Facsimile +61 3 9288 1567
www.freehills.com DX 240 Melbourne
SYDNEY MELBOURNE PERTH BRISBANE SINGAPORE
Correspondent Offices HANOI HO CHI MINH CITY JAKARTA KUALA LUMPUR

Reference SJW

Mayne Pharma Limited
Senior Executive Short Term Incentive Plan
Rules

1 Definitions and interpretation

1.1 Definitions

In these rules:

Award means a determination of the Board to award an incentive amount to an Executive participating in the SESTIP:

(a) based upon performance against the Conditions;

(b) with the amount awarded to be set with regard to a percentage of Fixed Annual Remuneration,

which will be satisfied, partly by payment in cash and partly through the acquisition of Shares pursuant to these Rules;

Board means:

(a) the board of directors of the Company;

(c) a committee appointed by the board of directors, which at the date of inception of the SESTIP will be the Remuneration Committee; or

(d) the board or committee's delegate (as the case may be);

Company means Mayne Pharma Limited (ABN *insert*);

Compulsory Sacrifice Percentage means 40% of any Award or any other percentage determined by the Board in relation to an invitation;

Conditions means relevant performance or service conditions that must be satisfied prior to an Award being made under the SESTIP;

Deferred Shares means Shares acquired on behalf of an Executive equal in value to the Compulsory Sacrifice Percentage as a result of an Award that are held subject to the Rules;

Elective Shares means any Shares acquired on behalf of an Executive under the SESTIP with part of an Award pursuant to an election made by the Executive to receive the Award in the form of shares in addition to the Deferred Shares;

Executive means a person determined to be an "executive" by the Board for the purposes of these Rules;

Fixed Annual Remuneration means in relation to an Executive, that person's then current base remuneration as shown in the Company's records;

Form of Participation means the form circulated to Executives by the Board under Rule 2(b)(4) as part of a Notice;

Grant Price means the average price of Shares over the period of trading days determined by the Board and notified to Executives in a Notice;

Group Company means the Company, its Subsidiaries and any other entity declared by the Board to be a group company for the purposes of these Rules;

Notice means a notice of eligibility of participation issued to an Executive pursuant to Rule 2;

Rules means the terms and conditions of the Mayne Pharma Limited Senior Executive Short Term Incentive Plan as set out in this document as amended from time to time;

SESTIP means the Mayne Pharma Limited Senior Executive Short Term Incentive Plan;

Share means a fully paid ordinary share in the capital of the Company;

Subsidiary has the meaning given to that term in the Corporations Act 2001;

Trust means the Mayne Pharma SESTIP Trust established under a deed settled on [*insert date*] 2005;

Trust Deed means the deed pursuant to which the Trust was established and is administered from time to time;

Trustee means the trustee of the Trust from time to time; and

Vesting Period means the period of three years from the date of a relevant Award.

1.2 Interpretation

In these Rules headings are for convenience only and do not affect interpretation and, unless the context otherwise requires:

(a) any reference to any enactment includes a reference to that enactment as from time to time amended, consolidated, re-enacted or replaced and all regulations and statutory instruments issued under it;

(b) any words importing the singular include the plural and vice versa;

(c) any words importing a gender include any gender; and

(d) other parts of speech and grammatical forms of a word or phrase defined in these Rules have a corresponding meaning where used in these Rules.

2 Notice to Participants

(a) The Board may at such times as it determines notify Executives in writing (in such form as the Board decides from time to time), that they are eligible to participate in the SESTIP.

(b) The Notice provided to each Executive will indicate:

(1) the maximum percentage of Fixed Annual Remuneration available for Award under the SESTIP;

(2) the relevant period for the purpose of determining the Grant Price and the Conditions that must be satisfied before an Award may be made;

(3) the Compulsory Sacrifice Percentage applicable to the Award that is sacrificed, in return for which an equal value of Deferred Shares will be

acquired for the Executive which will be subject to forfeiture and to dealing restrictions for a period from the date of the Award; and

(4) that the Executive may complete a Form of Participation, within a specified period of the Notice, nominating a percentage of any Award in excess of the Compulsory Sacrifice Percentage that he or she wishes to sacrifice in return for receiving an equivalent value in the form of Elective Shares which will be subject to dealing restrictions for a period from the date of the Award.

3 Form of Participation – Elective Shares

An Executive may nominate on a Form of Participation, a percentage in excess of the Compulsory Sacrifice Percentage of any Award that may be made under the SESTIP which he or she elects to sacrifice in return for the Company procuring the acquisition of Elective Shares of a similar value to the additional amount sacrificed.

4 Awards

4.1 Determination of satisfying Performance Conditions

(a) The Board will at least once in each year measure whether the Conditions applicable to an Award have been satisfied and, as necessary, determine whether or not they have been met or exceeded.

(b) Any decision of the Board under Rule 4.1 will be final and binding on all Executives.

(c) Executives will be notified of the decision of the Board under Rule 4.1(a).

4.2 Satisfaction of an Award

(a) Once a determination has been made under Rule 4.1 the Company will pay the cash component of any Award to Executives.

(b) Prior to or at the time of a determination being made under Rule 4.1, the Company will provide funds to the Trustee in an amount sufficient to fund the acquisition of Shares of a value sufficient to satisfy the number of Shares required to be acquired to satisfy the requirement to allocate Deferred Shares and the additional elections made under Rule 3.

(c) Periodically the Company will notify Executives of the number of Deferred Shares and Elective Shares (if any) acquired on his or her behalf.

5 Shares

5.1 Deferred Shares

(a) A Deferred Share acquired for an Executive pursuant to the SESTIP will be held by the Trustee pursuant to the terms of the Trust Deed for and on behalf of the Executive.

(b) During the Vesting Period, the Executive will be entitled to all dividends paid and corporate actions involving the Shares and will be entitled to instruct the Trustee how to vote the shares.

(c) Subject to Rule 6, a Deferred Share acquired for an Executive pursuant to the SESTIP will not vest in the Executive until the expiry of the Vesting Period, at which time the Deferred Shares will continue to be subject to the restriction in Rule 5.4.

(d) Subject to the Board exercising a discretion to the contrary in any specific case, all interest of the Executive in the Deferred Shares is immediately extinguished if that Executive ceases to be employed by a Group Company during the Vesting Period.

5.2 Forfeiture Condition

An Executive's interest in Deferred Shares held by the Trustee pursuant to the terms of the SESTIP will be forfeited, where an Executive's employment is terminated as a result of an act involving, in the reasonable opinion of the Board, misconduct, fraud, dishonesty or a breach of duty to a Group Company.

5.3 Elective Shares

Subject to Rule 5.4, an Executive is, as against the Trustee, absolutely entitled to all Elective Shares from the date of the Award.

5.4 No Dealing in Vested Shares

(a) Subject to Rule 6 and Rule 5.4(c), the Executive is not entitled to transfer, mortgage, pledge, assign, alienate, create security over or otherwise deal or purport to deal with any interest in Shares (whether Elective Shares or Deferred Shares that have vested pursuant to Rule 5.1) until the earlier of:

  (1) the period determined by the Board, which in the absence of such a determination will be 10 years after the date of the relevant Award; or

  (2) the date which is 12 months after the day on which the Executive ceases to be employed by a Group Company.

(b) The Company is entitled to implement any procedure it deems necessary or appropriate that restricts an Executive from dealing with Shares.

(c) An Executive may request approval from the Board to sell a proportion of his or her Elective Shares that is determined to be sufficient to cover any taxation liability imposed upon the Executive resulting from his acquisition of those Shares.

6 Takeover or arrangement

6.1 Transaction

This Rule 6 applies where:

(a) a takeover bid (as defined in the Corporations Act) is made for the Company;

(b) a proposal is put to the Company's shareholders that the Company merge with another company whether by scheme or arrangement or otherwise;

(c) a proposal is put to the Company's shareholders that a substantial part of the Company be de-merged into a separately owned company, whether by scheme or arrangement or otherwise;

(d) the Company is no longer listed on the Australian Stock Exchange or on equivalent stock market; or

(e) in the reasonable opinion of the Board, another transaction is proposed pursuant to which control of the Company may pass from the then existing shareholders to another person.

For the purposes of Rule 6.1(e), "control" means the ability to control the voting or disposition of more than 50% of the voting shares in the Company.

6.2 Effect on SESTIP Shares

Where this Rule 6 applies and the relevant takeover bid or transaction (as the case may be) is complete or approved, all Shares held for Executives pursuant to the terms of these Rules immediately vest.

6.3 Current year awards

Where this Rule 6 applies and the Executive remains employed by the Group at the time, the Board may, in its complete discretion, determine whether to grant all or part of the then current year Award to Executives, having regard to performance against the Conditions. In the event the Board makes an Award in circumstances where Rule 6 applies, any Shares acquired for an Executive immediately vest.

6.4 Restrictions on consideration received

Any consideration received by the Trustee as a result of this Rule (whether in the form of shares, cash or otherwise) will be held by the Trustee on behalf of the Executive for 12 months from the date of the relevant takeover bid or transaction (as the case may be), at which time the Trustee will transfer that consideration to the relevant Executive.

7 Capital reorganisations and issues

7.1 Reorganisations

In the event of a reorganisation of the Company's share capital (including without limitation a share split, share consolidation, reduction of capital or bonus issue),

the resulting Shares arising from the original Shares being held by the Trustee pursuant to these Rules, will be held upon the same terms (including as to vesting) as the underlying or original Share or Shares.

7.2 Rights Issues

The Trustee may only participate in a rights issue undertaken by the Company in relation to any Shares where:

(a) the Company has provided funds to the Trustee sufficient to permit participation in the issue; or

(b) the Company has instructed the Trustee to request Executives to provide funds to permit participation in such an issue.

8 General

8.1 Dispute or disagreement

In the event of any dispute or disagreement as to the interpretation of the Rules, or as to any question or right arising from or related to any Shares acquired under the SESTIP, the decision of the Board is final and binding.

8.2 Waiver

The Board may at any time waive in whole or in part any of the Rules or terms and conditions of an Award (including the Conditions) in its absolute discretion.

8.3 Governing Law

These Rules are governed by the laws of Australia and of the State of Victoria.

8.4 Amending the Rules

(a) The Board may, at any time, by resolution amend these Rules or the terms applying to any Award or Shares and may, from time to time, suspend or terminate the SESTIP.

(b) No amendment may be made that materially reduces the rights of an Executive to an Award for the year in which the amendment is made other than an amendment made to:

  (1) comply with relevant legislation;

  (2) correct any manifest error or mistake; or

  (3) take into account any possible adverse tax implications in respect of the Rules.

CLAYTON UTZ

Constitution
of
Mayne Pharma Limited
ACN 097 064 330

Table of contents

Constitution

1. Preliminary

1.1 Definitions and interpretation

Schedule 1 applies and forms part of this Constitution.

1.2 Nature of the Company

The Company is a public company limited by shares.

1.3 Replaceable rules

The replaceable rules in the Corporations Act do not apply to the Company.

2. Shares

2.1 Issue of Shares and options

(a) Subject to the Applicable Law and any rights and restrictions attached to a class of Shares, the Company may:

(i) allot and issue unissued Shares; and

(ii) grant options over unissued Shares,

on any terms, at any time and for any consideration, as the Directors resolve.

(b) The powers of the Company under Article 2.1(a) may only be exercised by the Directors.

2.2 Variation of classes and class rights

(a) Subject to the Corporations Act and the terms of issue of Shares in a particular class, the Company may:

(i) vary or cancel rights attached to Shares in that class; or

(ii) convert Shares from one class to another,

by a special resolution of the Company and:

(iii) a special resolution passed at a meeting of the Members holding Shares in that class; or

(iv) the written consent of Members who are entitled to at least 75% of the votes that may be cast in respect of Shares in that class.

(b) The provisions in this Constitution concerning meetings of Members (with the necessary changes) apply to a meeting held under Article 2.2(a)(iii).

2.3 Converting shares

The Company may by ordinary resolution passed at a general meeting convert all or any of its Shares into a larger or smaller number of Shares.

2.4 Reductions of capital and buy-backs

(a) Subject to the Applicable Law, the Company may:

(i) reduce its share capital; and

(ii) buy-back Shares in itself,

on any terms and at any time.

(b) The method of distribution of a reduction of the share capital of the Company may include any or all of the payment of cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(c) If a distribution of a reduction of the share capital of the Company includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of transfer, appoints the Company and each Director as its agent to execute an instrument of transfer or other document required to transfer those shares to that Member.

2.5 Unmarketable parcels of Shares

Schedule 4 applies and forms part of this Constitution.

2.6 Registered holder is absolute owner

Except as required by law, the ASTC Operating Rules or this Constitution, the Company is not required to recognise any interest in, or right in respect of, a Share except an absolute right of legal ownership of the Member registered as the holder of that Share.

2.7 Holding statements and certificates

(a) Subject to the Applicable Law, the Company is not required to issue certificates for Shares, and may cancel existing certificates for Shares without issuing any replacement certificate, if the Directors so resolve.

(b) The Company must issue to each Member, in accordance with the Applicable Law, statements of the holdings of Shares registered in the Member's name.

(c) Subject to Article 2.7(a) and the Applicable Law, the Company must issue to each Member, free of charge and in accordance with the Applicable Law, one certificate in respect of each class of Shares registered in the Member's name.

(d) If a Share is jointly held:

(i) the Company is not required to issue more than one certificate for the Share; and

(ii) delivery of a certificate for the Share to any one of the joint holders of the Share is delivery to all the joint holders.

(e) Subject to Article 2.7(a) and the Corporations Act, the Company must issue a replacement certificate for a Share if:

(i) the Company receives and cancels the existing certificate; or

(ii) the Company is satisfied that the existing certificate is lost or destroyed, and the Member complies with all conditions set out in the Corporations Act and pays any fee as the Directors resolve.

2.8 Voluntary escrow

(a) A Member must give to the Company the information which the Company is required by the Listing Rules to disclose to ASX in respect of any arrangement entered into by that Member which restricts the transfer or other disposal of the Shares of that Member.

(b) The information referred to in Article 2.8(a) must be given to the Company as soon as reasonably practicable, but in any event no later than 2 Business Days prior to the date on which the Company is required by the Listing Rules to disclose that information to ASX.

3. Calls, company payments, forfeiture and liens

Schedule 2 applies and forms part of this Constitution.

4. Transfer of shares

4.1 Electronic Transfer Systems

The Company may do any act, matter or thing permitted under the Applicable Law to facilitate involvement by the Company in any clearing and settlement facility provided under the Applicable Law for the transfer of securities.

4.2 Forms of transfer

(a) Subject to this Constitution, a Member may transfer one or more Shares the Member holds by:

(i) a proper ASTC transfer;

(ii) an instrument of transfer in compliance with this Constitution; or

(iii) any other method permitted by the Applicable Law.

(b) Except as permitted by the Listing Rules or ASX, a Member must not dispose of restricted securities during the escrow period for those securities.

4.3 Instrument of transfer

An instrument of transfer of a Share referred to in Article 4.2(a)(ii) must be:

(a) in writing;

(b) in any usual form or in any other form approved by the Directors that is otherwise permitted by law;

(c) subject to the Corporations Act, executed by or on behalf of the transferor, and if required by the Company, the transferee;

(d) stamped, if required by a law about stamp duty; and

(e) delivered to the Company, at the place where the Register is kept, together with the certificate (if any) of the Share to be transferred and any other evidence as the

Directors require to prove:

(i) the title of the transferor to that Share;

(ii) the right of the transferor to transfer that Share; and

(iii) the proper execution of the instrument of transfer.

4.4 Transferor is holder until transfer registered

Subject to the ASTC Operating Rules, a person transferring a Share remains the registered holder of that Share until the transfer for that Share is registered and the name of the person to whom the Share is being transferred is entered in the Register as the holder of that Share.

4.5 Refusal to register transfers

(a) Subject to:

(i) the Applicable Law;

(ii) Article 4.3 and this Article 4.5; and

(iii) clause 3.1(c) of schedule 2,

the Company must not refuse or fail to register a transfer of Shares.

(b) The Company may refuse to register a transfer of Shares where the Applicable Law permits the Company to do so.

(c) The Company must refuse to register a transfer of Shares where the Applicable Law or a law about stamp duty requires the Company to do so.

(d) Except as permitted by the Listing Rules or ASX, the Company must refuse to acknowledge a disposal (including registering a transfer) of restricted securities during the escrow period for those securities.

(e) Schedule 5 applies and forms part of the Constitution.

(f) The Company may apply, or may ask ASTC to apply, a holding lock (including to prevent a transfer, or to refuse to register a paper-based transfer document) where the Applicable Law permits the Company to do so.

(g) The Company must give notice in writing of any refusal to register a transfer of Shares, and the reasons for the refusal, to the person transferring those Shares and the person who lodged the transfer (if not the same person) within 5 Business Days after the date on which the transfer was lodged with the Company.

(h) The Company must give notice in writing of any holding lock, and the reasons for the holding lock, to the Member of those Shares within 5 Business Days after the date on which the Company asked for the holding lock.

(i) Failure by the Company to give notice under Article 4.5(g) or 4.5(h) does not invalidate the refusal to register the transfer or the holding lock.

(j) The powers of the Company under Articles 4.5(b) and 4.5(f) may only be exercised by the Directors.

4.6 No registration fee

The Company must not charge a fee to register a transfer of a Share in compliance with this Constitution except as permitted by the Applicable Law.

4.7 Transmission of Shares

Schedule 3 applies and forms part of this Constitution.

5. Proceedings of Members

5.1 Who can call meetings of Members

(a) Subject to the Corporations Act, the Directors may call a meeting of Members at a time and place as the Directors resolve.

(b) Subject to the Corporations Act, a Director may call a meeting of Members at a time and place as that Director determines.

(c) The Directors must call and arrange to hold a general meeting of the Company on the request of Members made in accordance with the Corporations Act.

(d) The Members may call and arrange to hold a general meeting of the Company as provided by the Corporations Act.

5.2 Annual General Meeting

(a) The Company must hold an AGM if required by, and in accordance with, the Applicable Law.

(b) The business of an AGM may include any of the following, even if not referred to in the notice of meeting:

(i) the consideration of the annual financial report, director's report and auditor's report for the Company;

(ii) the election of Directors;

(iii) the appointment of the auditor of the Company; and

(iv) the fixing of the remuneration of the auditor of the Company.

5.3 How to call meetings of Members

(a) The Company must give not less than Prescribed Notice of a meeting of Members.

(b) Notice of a meeting of Members must be given to ASX, each Member, each Director, each Alternate Director and any auditor of the Company.

(c) Holders of preference Shares have the same rights as holders of ordinary Shares to:

(i) receive notice of a meeting of Members; and

(ii) receive notices, reports and financial reports of the Company.

(d) Subject to Article 5.11(h), a notice of a meeting of Members must:

(i) set out the place, date and time for the meeting (and if the meeting is to be held in 2 or more places, the technology that will be used to facilitate

this);

(ii) state the general nature of the business of the meeting; and

(iii) set out or include any other information or documents specified by the Applicable Law.

(e) Subject to the Corporations Act, a notice of a meeting of Members may state the date and time (being not more than 48 hours before the meeting) at which persons will be taken for the purposes of the meeting to hold Shares.

(f) A person may waive notice of any meeting of Members by notice in writing to the Company to that effect.

(g) Subject to the Corporations Act, anything done (including the passing of a resolution) at a meeting of Members is not invalid because either or both a person does not receive notice of the meeting or the Company accidentally does not give notice of the meeting to a person.

5.4 Right to attend meetings

(a) Each Eligible Member and any auditor of the Company is entitled to attend any meetings of Members.

(b) Holders of preference Shares have the same rights as holders of ordinary Shares to attend a meeting of Members.

(c) Subject to this Constitution, each Director is entitled to attend and speak at all meetings of Members.

(d) The chairperson of a meeting of Members may refuse any person admission to, or require a person to leave and remain out of, the meeting if that person:

(i) in the opinion of the chairperson, is not complying with the reasonable directions of the chairperson;

(ii) has any audio or visual recording device;

(iii) has a placard or banner;

(iv) has an article the chairperson considers to be dangerous, offensive or liable to cause disruption;

(v) refuses to produce or to permit examination of any article, or the contents of any article, in the person's possession;

(vi) behaves or threatens to behave in a dangerous, offensive or disruptive manner; or

(vii) is not:

A. an Eligible Member;

B. a proxy, attorney or representative of an Eligible Member;

C. a Director; or

D. an auditor of the Company.

5.5 Meeting at more than one place

(a) A meeting of Members may be held in 2 or more places linked together by any technology that:

(i) gives the Eligible Members as a whole in those places a reasonable opportunity to participate in proceedings;

(ii) enables the chairperson to be aware of proceedings in each place; and

(iii) enables the Eligible Members in each place to vote on a show of hands and on a poll.

(b) If a meeting of Members is held in 2 or more places under Article 5.5(a):

(i) an Eligible Member present at one of the places is taken to be present at the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting is taken to have been held.

5.6 Quorum

(a) A quorum for a meeting of Members is 5 Eligible Members entitled to vote at that meeting.

(b) In determining whether a quorum for a meeting of Members is present:

(i) where more than one proxy, attorney or representative of an Eligible Member is present, only one of those persons is counted;

(ii) where a person is present as an Eligible Member and as a proxy, attorney or representative of another Eligible Member, that person is counted only once; and

(iii) where a person is present as a proxy, attorney or representative for more than one Eligible Member, that person is counted separately for each appointment provided that there is at least one other Eligible Member present.

(c) A quorum for a meeting of Members must be present at the commencement of the meeting. If a quorum is present at the commencement of a meeting of Members, it is taken to be present throughout the meeting unless the chairperson otherwise determines.

(d) If a quorum is not present within 30 minutes after the time appointed for a meeting of Members:

(i) if the meeting was called under Article 5.1(c) or Article 5.1(d), the meeting is dissolved; and

(ii) any other meeting is adjourned to the date, time and place as the Directors may by notice to the Members appoint, or failing any appointment, to the same day in the next week at the same time and place as the meeting adjourned.

(e) If a quorum is not present within 30 minutes after the time appointed for an adjourned meeting of Members, the meeting is dissolved.

5.7 Chairperson

(a) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair each meeting of Members.

(b) If at a meeting of Members:

(i) there is no chairperson of Directors;

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Members; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present may, by majority vote, elect a person present to chair all or part of the meeting of Members.

(c) Subject to Article 5.7(a), if at a meeting of Members:

(i) a chairperson of that meeting has not been elected by the Directors under Article 5.7(b); or

(ii) the chairperson elected by the Directors is not willing to chair all or part of a meeting of Members,

the Eligible Members present must elect another person present and willing to act to chair all or part of that meeting.

5.8 General conduct of meetings

(a) Subject to the Corporations Act, the chairperson of a meeting of Members is responsible for the general conduct of that meeting and for the procedures to be adopted at that meeting.

(b) The chairperson of a meeting of Members may:

(i) make rulings or adjourn a meeting of Members without putting the question (or any question) to the vote if that action is required to ensure the orderly conduct of the meeting;

(ii) determine the procedures to be adopted for the casting or recording of votes;

(iii) determine any dispute concerning the admission, validity or rejection of a vote at a meeting of Members;

(iv) subject to the Corporations Act, terminate debate or discussion on any matter being considered at the meeting and require that matter be put to a vote;

(v) subject to the Corporations Act, refuse to allow debate or discussion on any matter which is not business referred to in the notice of that meeting or is not business referred to in Article 5.2(b); or

(vi) subject to the Corporations Act, refuse to allow any amendment to be moved to a resolution set out in the notice of that meeting.

(c) The chairperson of a meeting of Members may delegate any power conferred by this Article to any person.

(d) The powers conferred on the chairperson of a meeting of Members under this Article 5.8 do not limit the powers conferred by law.

5.9 Resolutions of Members

(a) Subject to the Corporations Act, a resolution at a meeting of Members is passed if the number of votes cast in favour of the resolution by Members entitled to vote on the resolution exceeds the number of votes cast against the resolution by Members entitled to vote on the resolution.

(b) Unless a poll is requested in accordance with Article 5.10, a resolution put to the vote at a meeting of Members must be decided on a show of hands.

(c) A declaration by the chairperson of a meeting of Members that a resolution on a show of hands is passed, passed by a particular majority, or not passed, and an entry to that effect in the minutes of the meeting, are sufficient evidence of that fact, unless proved incorrect.

5.10 Polls

(a) A poll may be demanded on any resolution at a meeting of Members except:

(i) the election of a chairperson of that meeting; or

(ii) unless the chairperson directs otherwise, the adjournment of that meeting.

(b) A poll on a resolution at a meeting of Members may be demanded by:

(i) at least 5 Eligible Members present and entitled to vote on that resolution;

(ii) one or more Eligible Members present and who are together entitled to at least 5% of the votes that may be cast on that resolution on a poll; or

(iii) the chairperson of that meeting.

(c) A poll on a resolution at a meeting of Members may be demanded:

(i) before a vote on that resolution is taken; or

(ii) before or immediately after the results of the vote on that resolution on a show of hands are declared.

(d) A demand for a poll may be withdrawn.

(e) A poll demanded on a resolution at a meeting of Members must be taken in the manner and at the time and place the chairperson directs.

(f) The result of a poll demanded on a resolution of a meeting of Members is a resolution of that meeting.

(g) A demand for a poll on a resolution of a meeting of Members does not prevent the continuance of that meeting or that meeting dealing with any other business.

5.11 Adjourned, cancelled and postponed meetings

(a) Subject to the Corporations Act, the chairperson:

(i) may adjourn a meeting of Members to any day, time and place; and

(ii) must adjourn a meeting of Members if the Eligible Members present with a majority of votes that may be cast at that meeting agree or direct the chairperson to do so. The chairperson may adjourn that meeting to any day, time and place.

(b) No person other than the chairperson of a meeting of Members may adjourn that meeting.

(c) The Company is only required to give notice of a meeting of Members resumed from an adjourned meeting if the period of adjournment exceeds 28 days.

(d) Only business left unfinished is to be transacted at a meeting of Members resumed after an adjournment.

(e) Subject to the Corporations Act and this Article 5.11, the Directors may at any time postpone or cancel a meeting of Members by giving notice not less than 5 Business Days before the time at which the meeting was to be held to ASX and each person who is, at the date of the notice:

(i) a Member;

(ii) a Director or Alternate Director; or

(iii) an auditor of the Company.

(f) A general meeting called under Article 5.1(c) must not be cancelled by the Directors without the consent of the Members who requested the meeting.

(g) A general meeting called under Article 5.1(d) must not be cancelled or postponed by the Directors without the consent of the Members who called the meeting.

(h) A notice under Article 5.11(c) of a meeting of Members resumed from an adjourned meeting and a notice postponing a meeting of Members must set out the place, date and time for the revised meeting (and if the revised meeting is to be held in 2 or more places, the technology that will be used to facilitate this).

5.12 Number of votes

(a) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a show of hands at a meeting of Members, every Eligible Member present has one vote.

(b) Subject to this Constitution and any rights or restrictions attached to a class of Shares, on a poll at a meeting of Members, every Eligible Member present has:

(i) one vote for each fully paid up Share (whether the issue price of the Share was paid up or credited or both) that the Eligible Member holds; and

(ii) a fraction of one vote for each partly paid up Share that the Eligible Member holds. The fraction is equal to the proportion which the amount paid up on that Share (excluding amounts credited) is to the total amounts paid up and payable (excluding amounts credited) on that

Share.

(c) Amounts paid in advance of a call on a Share are ignored when calculating the proportion under Article 5.12(b)(ii).

(d) If the total number of votes to which an Eligible Member is entitled on a poll does not constitute a whole number, the Company must disregard the fractional part of that total.

(e) A holder of a preference Share has the right to vote in the following circumstances only:

(i) during a period during which a Dividend (or part of a Dividend) in respect of the Share is in arrears;

(ii) on a proposal to reduce the share capital of the Company;

(iii) on a resolution to approve the terms of a buy-back agreement;

(iv) on a proposal that affects rights attached to the Share;

(v) on a proposal to wind up the Company;

(vi) on a proposal for the disposal of the whole of the property, business and undertaking of the Company; and

(vii) during the winding up of the Company.

(f) If a Share is held jointly and more than one Member votes in respect of that Share, only the vote of the Member whose name appears first in the Register counts.

(g) A person may vote in respect of a Share at a meeting of Members if:

(i) the person is entitled to be registered as the holder of that Share because of a Transmission Event; and

(ii) the person satisfied the Directors of that entitlement not less than 48 hours before that meeting.

In that event, the Member of that Share must not vote.

(h) A Member who holds restricted securities is not entitled to any voting rights in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

(i) An Eligible Member present at a meeting of Members is not entitled to vote on any resolution in respect of any Shares on which any calls due and payable in respect of those Shares have not been paid.

(j) An Eligible Member present at a meeting of Members is not entitled to vote on a resolution at that meeting where that vote is prohibited by the Applicable Law, an order of a court of competent jurisdiction or ASX.

(k) The Company must disregard any vote on a resolution purported to be cast by a Member present at a meeting of Members where that person is not entitled to vote on that resolution.

(l) The authority of proxy or attorney for an Eligible Member to speak or vote at a meeting of Members in respect of the Shares to which the authority relates is suspended while the Eligible Member is present in person at that meeting.

(m) If more than one proxy or attorney for an Eligible Member is present at a meeting of Members:

(i) none of them is entitled to vote on a show of hands; and

(ii) on a poll, the vote of each one is of no effect where the aggregate number or proportion of the Eligible Member's votes for which they have been appointed exceeds the total number or proportion of votes that could be cast by the Eligible Member.

5.13 Objections to qualification to vote

(a) An objection to the qualification of any person to vote at a meeting of Members may only be made at that meeting (or any resumed meeting if that meeting is adjourned), to the chairperson of that meeting.

(b) Any objection under Article 5.13(a) must be decided by the chairperson of the meeting of Members, whose decision, made in good faith, is final and conclusive.

5.14 Proxies, attorneys and representatives

(a) An Eligible Member, who is entitled to attend and cast a vote at a meeting of Members, may vote on a show of hands and on a poll:

(i) in person or, if the Member is a body corporate, by its representative appointed in accordance with the Corporations Act;

(ii) by proxy or, if the Member is entitled to cast two or more votes at the meeting, by not more than 2 proxies; or

(iii) by attorney or, if the Member is entitled to cast two or more votes at the meeting, by not more than 2 attorneys.

(b) A proxy, attorney or representative of a Member need not be a Member.

(c) A Member may appoint a proxy, attorney or representative for:

(i) all or any number of meetings of Members; or

(ii) a particular meeting of Members.

(d) An instrument appointing a proxy is valid if it is signed by the Member making the appointment and contains:

(i) the name and address of that Member;

(ii) the name of the Company;

(iii) the name of the proxy or the name of the office of the proxy; and

(iv) the meetings of Members at which the proxy may be used.

(e) The chairperson of a meeting of Members may determine that an instrument appointing a proxy is valid even if it contains only some of the information specified in Article 5.14(d).

(f) An instrument appointing an attorney or representative must be in a form as the Directors may prescribe or the chairperson of a meeting of Members may accept.

(g) Subject to the Corporations Act, the decision of the chairperson of a meeting of Members as to the validity of an instrument appointing a proxy, attorney or representative is final and conclusive.

(h) Unless the instrument or resolution appointing a proxy, attorney or representative provides differently, the proxy, attorney or representative has the same rights to speak, demand a poll, join in demanding a poll or act generally at the meeting as the Member would have had if the Member was present.

(i) The Company must only send a form of proxy to Eligible Members in respect of a meeting of Members which provides for the Eligible Member:

(i) to appoint proxies of the Eligible Member's choice, but may specify who is to be appointed as proxy if the Eligible Member does not choose; and

(ii) to vote for or against each resolution, and may also provide for the Eligible Member to abstain from voting on each resolution or for the proxy to exercise a discretion to vote for or against each resolution.

(j) If the name of the proxy or the name of the office of the proxy in a proxy form of an Eligible Member is not filled in, the proxy of that Eligible Member is:

(i) the person specified by the Company in the form of proxy in the case the Eligible Member does not choose; or

(ii) if no person is so specified, the chairperson of that meeting.

(k) An Eligible Member may specify the manner in which a proxy or attorney is to vote on a particular resolution at a meeting of Members.

(l) The appointment of a proxy or attorney by an Eligible Member may specify the proportion or number of the Eligible Member's votes that the proxy or attorney may exercise.

(m) If an Eligible Member appoints 2 persons as proxy or attorney, and the appointment does not specify the proportion or number of the Eligible Member's votes those persons may exercise, those persons may exercise one half of the votes of the Eligible Member.

(n) If the total number of votes to which a proxy or attorney is entitled to exercise does not constitute a whole number, the Company must disregard the fractional part of that total.

(o) An appointment of proxy or attorney for a meeting of Members is effective only if the Company receives the appointment (and any authority under which the appointment was signed or a certified copy of the authority) not less than:

(i) 48 hours before the time scheduled for commencement of that meeting; or

(ii) in the case of a meeting which has been adjourned, 48 hours before the time scheduled for resumption of the meeting.

(p) Unless the Company has received notice in writing of the matter not less than 48 hours before the time scheduled for the commencement of a meeting of Members, a vote cast at that meeting by a person appointed by an Eligible Member

as a proxy, attorney or representative is, subject to this Constitution and the Applicable Law, valid even if, before the person votes:

(i) there is a Transmission Event in respect of that Eligible Member;

(ii) that Eligible Member revokes the appointment of that person;

(iii) that Eligible Member revokes the authority under which the person was appointed by a third party; or

(iv) that Eligible Member transfers the Shares in respect of which the appointment is made.

6. Directors

6.1 Number of Directors

(a) The Company must have not less than 4, and not more than 14, Directors.

(b) The Company in general meeting may by ordinary resolution alter the maximum or minimum number of Directors provided that the minimum is not less than 4.

(c) Subject to this Article 6.1, the Directors must determine the number of Directors provided that the Directors cannot reduce the number of Directors below the number in office at the time that determination takes effect.

(d) If the number of Directors is below the minimum fixed by this Constitution, the Directors must not act except in emergencies, for appointing one or more directors in order to make up a quorum for a meeting of Directors, or to call and arrange to hold a meeting of Members.

6.2 Appointment of Directors

(a) Subject to Article 6.1, the Directors may appoint any person as a Director.

(b) The Company in general meeting may by ordinary resolution appoint any person as a Director.

(c) A Director need not be a Member.

(d) The Company must hold an election of Directors each year.

(e) The Company must accept nominations for the election of a Director received by the Company 50 Business Days (or such lesser number of days before the meeting required by the Listing Rules or otherwise determined by the Directors). before the date of the meeting of Members at which the Director may be elected.

(f) A nomination of a person for Director (other than a Director retiring in accordance with this Constitution) must be:

(i) in writing;

(ii) signed by a Member entitled to attend and vote at the meeting of Members at which the election is proposed;

(iii) accompanied by a notice in writing signed by the nominee consenting to the nomination; and

(iv) lodged with the Company at its registered office.

6.3 Retirement of Directors and Vacation of office

(a) Articles 6.3(b), 6.3(c), 6.3(d), 6.3(i) and 6.3(j) do not apply to the managing director of the Company, or if more than one, the managing director of the Company determined by the Directors.

(b) A Director must retire from office no later than the last to occur of:

(i) the third annual general meeting of the Company; or

(ii) 3 years,

following that Director's last election or appointment.

(c) If the Company has 3 or more Directors, one third of the Directors (rounded down to the nearest whole number) must retire at each AGM.

(d) If the Company has less than 3 Directors, one Director must retire at each AGM.

(e) The Directors to retire under Articles 6.3(c) and 6.3(d) are:

(i) those who have held their office as Director the longest period of time since their last election or appointment to that office; and

(ii) if two or more Directors have held office for the same period of time, those Directors determined by lot, unless those Directors agree otherwise.

(f) A Director who retires under Articles 6.3(b), 6.3(c) or 6.3(d) is eligible for re-election.

(g) A Director may resign from office by giving the Company notice in writing.

(h) Subject to the Corporations Act, the Company may by ordinary resolution passed at a general meeting remove any Director, and if thought fit, appoint another person in place of that Director.

(i) A Director appointed under Article 6.2(a) may retire at the next general meeting of the Company and is eligible for re-election at that meeting.

(j) Unless a Director appointed under Article 6.2(a) has retired under Article 6.3(i), that Director must retire at the next AGM, and is eligible for re-election at that meeting.

(k) A Director ceases to be a Director if:

(i) the Director becomes of unsound mind or a person whose property is liable to be dealt with under a law about mental health;

(ii) the Director is absent without the consent of the Directors from all meetings of the Directors held during a period of 3 months;

(iii) the Director resigns or is removed under this Constitution;

(iv) the Director is an Executive Director and ceases to be an employee of the Company or of a related body corporate of the Company;

(v) the Director becomes an insolvent under administration; or

(vi) the Corporations Act so provides.

6.4 Alternate Directors

(a) With the approval of a majority of the other Directors, a Director may appoint a person as an alternate director of that Director for any period.

(b) An Alternate Director need not be a Member.

(c) The appointing Director may terminate the appointment of his or her Alternate Director at any time.

(d) A notice of appointment, or termination of appointment, of an Alternate Director is effective only if:

(i) the notice is in writing;

(ii) the notice is signed by the Director who appointed that Alternate Director; and

(iii) the Company is given a copy of the notice.

(e) Subject to this Constitution and the Applicable Law, an Alternate Director may:

(i) attend, count in the quorum of, speak at, and vote at a meeting of Directors in place of his or her appointing Director if that Director is not present at a meeting; and

(ii) exercise any other powers (except the power under Article 6.4(a)) that his or her appointing Director may exercise.

(f) An Alternate Director cannot exercise any powers of his or her appointing Director if that appointing Director ceases to be a Director.

(g) A person does not cease to be a Director under Article 6.4(f) if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

(h) Subject to Article 6.5(g), the Company is not required to pay any remuneration to an Alternate Director.

(i) An Alternate Director is an officer of the Company and not an agent of his or her appointing Director.

6.5 Remuneration of Directors

(a) The Company may pay to the Non-Executive Directors a maximum total amount of director's fees, determined by the Company in general meeting, or until so determined, as the Directors resolve. In calculating the total amount of director's fees provided in any year, no regard will be had to:

(1) any amounts paid under Article 6.5(g), 6.5(h) or 6.5(i);

(2) any amount payable by the Company or any related body corporate to a superannuation, retirement or pension fund for a Director so that a Company or a related body corporate is not required to pay a superannuation guarantee charge or similar statutory charge; and

(3) any insurance premium paid or agreed to be paid under rule 7.3.

(b) The remuneration of the Non-Executive Directors must not be calculated as a commission on, or percentage of, profits or operating revenue.

(c) The Directors may determine the manner in which all or part of the amount in Article 6.5(a) is divided between the Non-Executive Directors, or until so determined, the amount in Article 6.5(a) must be divided between the Non-Executive Directors equally.

(d) The remuneration of the Non-Executive Directors is taken to accrue from day to day.

(e) The remuneration of the Executive Directors:

(i) must, subject to the provisions of any contract between each of them and the Company, be fixed by the Directors; and

(ii) must not be calculated as a commission on, or percentage of, operating revenue.

(f) If a Director performs extra or special services, including being:

(i) a member on a committee of Directors; or

(ii) the chairperson of Directors or deputy chairperson of Directors,

the Company may, subject to the Corporations Act and this Article 6.5, pay additional remuneration or provide benefits to that Director as the Directors resolve.

(g) The Company must pay all reasonable travelling, accommodation and other expenses that a Director or Alternate Director properly incurs:

(i) in attending meetings of Directors or any meetings of committees of Directors;

(ii) in attending any meetings of Members; and

(iii) in connection with the business of the Company.

(h) Subject to the Applicable Law, any Director may participate in any fund, trust or scheme for the benefit of:

(i) past or present employees or Directors of the Company or a related body corporate of the Company; or

(ii) the dependants of, or persons connected with, any person referred to in Article 6.5(h)(i).

(i) Subject to the Applicable Law, the Company may give, or agree to give, a person a benefit in connection with that person's, or someone else's, retirement from a board or managerial office in the Company or a related body corporate of the Company.

6.6 Interests of Directors

(a) A Director may:

(i) hold an office or place of profit (except as auditor) in the Company, on any terms as the Directors resolve;

(ii) hold an office or otherwise be interested in any related body corporate of the Company or other body corporate in which the Company is interested; or

(iii) act, or the Director's firm may act, in any professional capacity for the Company (except as auditor) or any related body corporate of the Company or other body corporate in which the Company is interested,

and retain the benefits of doing so if the Director discloses in accordance with the Corporations Act the interest giving rise to those benefits.

(b) If a Director discloses the interest of the Director in accordance with the Corporations Act:

(i) the Director may contract or make an arrangement with the Company, or a related body corporate of the Company or a body corporate in which the Company is interested, in any matter in any capacity;

(ii) the Director may, subject to the Corporations Act, be counted in a quorum for a meeting of Directors considering the contract or arrangement;

(iii) the Director may, subject to the Applicable Law, vote on whether the Company enters into the contract or arrangement, and on any matter that relates to the contract or arrangement;

(iv) the Director may sign on behalf of the Company, or witness the affixing of the common seal of the Company to, any document in respect of the contract or arrangement;

(v) the Director may retain the benefits under the contract or arrangement; and

(vi) the Company cannot avoid the contract or arrangement merely because of the existence of the Director's interest.

(c) The Directors must make regulations requiring a Director to give to the Company the information which the Company is required by the Listing Rules to disclose to ASX in respect of:

(i) Notifiable Interests of the Director; and

(ii) changes to the Notifiable Interests of the Director,

in the form which the Company is required to tell ASX under the Listing Rules.

(d) The regulations referred to in Article 6.6(c) must require the relevant information to be given to the Company as soon as reasonably possible after each of the following dates but in any event no later than 3 Business Days after each of the following dates:

(i) when the Director is appointed as a director of the Company, the date of appointment;

(ii) when a change in a Notifiable Interest of the Director occurs, the date of the change; and

(iii) when the Director ceases to be a director of the Company, the date of cessation.

(e) The Directors may make other regulations requiring disclosure of interests that a Director, and any person deemed by the Directors to be related to the Director, may have in any matter that relates to the affairs of the Company or a related body

corporate or in any other matter. The extent to which, and the conditions on which, disclosure is required, will be determined by the Directors.

(f) Any regulations made under this Article 6.6 will bind all Directors.

7. Officers

7.1 Managing Director

(a) The Directors may appoint one or more of themselves as a managing director, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) Subject to any agreement between the Company and a managing director, the Directors may remove or dismiss a managing director at any time, with or without cause.

(c) The Directors may delegate any of their powers (including the power to delegate) to a managing director.

(d) The Directors may revoke or vary:

(i) the appointment of a managing director; or

(ii) any power delegated to a managing director.

(e) A managing director must exercise the powers delegated to him or her in accordance with any directions of the Directors.

(f) The exercise of a delegated power by a managing director is as effective as if the Directors exercised the power.

(g) A person ceases to be a managing director if the person ceases to be a Director.

7.2 Secretary

(a) The Directors may appoint one or more Secretaries, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) Subject to any agreement between the Company and a Secretary, the Directors may remove or dismiss a Secretary at any time, with or without cause.

(c) The Directors may revoke or vary the appointment of a Secretary.

7.3 Indemnity and insurance

(a) To the extent permitted by law, the Company must indemnify each Relevant Officer (and, from time to time may choose to indemnify any person who is, or has been an officer of the Company or a subsidiary of the Company) against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(b) To the extent permitted by law, the Company may make a payment (whether by way of advance, loan or otherwise) to a Relevant Officer or any person who is, or has been an officer of the Company or a subsidiary of the Company in respect of Legal Costs of that person.

(c) To the extent permitted by law, the Company may pay, or agree to pay, a premium

for a contract insuring a Relevant Officer against:

(i) a Liability of that person; and

(ii) Legal Costs of that person.

(d) To the extent permitted by law, the Company may enter into an agreement or deed with:

(i) a Relevant Officer; or

(ii) a person who is, or has been an officer of the Company or a subsidiary of the Company,

under which the Company must do all or any of the following:

(iii) keep books of the Company and allow either or both that person and that person's advisers access to those books on the terms agreed;

(iv) indemnify that person against any Liability of that person;

(v) make a payment (whether by way of advance, loan or otherwise) to that person in respect of Legal Costs of that person; and

(vi) keep that person insured in respect of any act or omission by that person while a Relevant Officer or an officer of the Company or a subsidiary of the Company, on the terms agreed (including as to payment of all or part of the premium for the contract of insurance).

8. Powers of the Company and Directors

8.1 General powers

(a) The Company may exercise in any manner permitted by the Corporations Act any power which a public company limited by shares may exercise under the Corporations Act.

(b) The business of the Company is managed by or under the direction of the Directors.

(c) The Directors may exercise all the powers of the Company except any powers that the Corporations Act or this Constitution requires the Company to exercise in general meeting.

8.2 Execution of documents

(a) If the Company has a common seal, the Company may execute a document if that seal is fixed to the document and the fixing of that seal is witnessed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(b) The Company may execute a document without a common seal if the document is signed by:

(i) 2 Directors;

(ii) a Director and a Secretary; or

(iii) a Director and another person appointed by the Directors for that purpose.

(c) The Company may execute a document as a deed if the document is expressed to be executed as a deed and is executed in accordance with Article 8.2(a) or 8.2(b).

(d) The Directors may resolve, generally or in a particular case, that any signature on certificates for securities of the Company may be affixed by mechanical or other means.

(e) Negotiable instruments may be signed, drawn, accepted, endorsed or otherwise executed by or on behalf of the Company in the manner and by the persons as the Directors resolve.

8.3 Committees and delegates

(a) The Directors may delegate any of their powers (including this power to delegate) to a committee of Directors, a Director, an employee of the Company or any other person.

(b) The Directors may revoke or vary any power delegated under Article 8.3(a).

(c) A committee or delegate must exercise the powers delegated in accordance with any directions of the Directors.

(d) The exercise of a delegated power by the committee or delegate is as effective as if the Directors exercised the power.

(e) Article 9 applies with the necessary changes to meetings of a committee of Directors.

8.4 Attorney or agent

(a) The Directors may appoint any person to be attorney or agent of the Company for any purpose, for any period and on any terms (including as to remuneration) as the Directors resolve.

(b) The Directors may delegate any of their powers (including the power to delegate) to an attorney or agent.

(c) The Directors may revoke or vary:

(i) an appointment under Article 8.4(a); or

(ii) any power delegated to an attorney or agent.

9. Proceedings of Directors

9.1 Written resolutions of Directors

(a) The Directors may pass a resolution without a meeting of the Directors being held if all the Directors entitled to vote on the resolution assent to a document containing a statement that they are in favour of the resolution set out in the document.

(b) Separate copies of the document referred to in Article 9.1(a) may be used for assenting to by Directors if the wording of the resolution and the statement is identical in each copy.

(c) A Director may signify assent to a document under this Article 9.1 by signing the document or by notifying the Company of the assent of the Director:

(i) in a manner permitted by Article 11.3; or

(ii) by any technology including telephone.

(d) Where a Director signifies assent to a document under Article 9.1(c) other than by signing the document, the Director must by way of confirmation sign the document before or at the next meeting of Directors attended by that Director.

(e) The resolution the subject of a document under Article 9.1(a) is not invalid if a Director does not comply with Article 9.1(d).

9.2 Meetings of Directors

(a) The Directors may meet, adjourn and otherwise regulate their meetings as they think fit.

(b) The contemporaneous linking together by telephone or other method of audio or audio visual communication of a sufficient number of the Directors to constitute a quorum, constitutes a meeting of the Directors. All the provisions in this constitution relating to meetings of the Directors apply, as far as they can and with any necessary changes, to meetings of the Directors by telephone or audio or audio visual communication.

(c) If a meeting of Directors is held in 2 or more places linked together by any technology:

(i) a Director present at one of the places is taken to be present at the meeting unless and until the Director states to the chairperson of the meeting that the Director is discontinuing her or her participation in the meeting; and

(ii) the chairperson of that meeting may determine at which place the meeting will be taken to have been held.

9.3 Who can call meetings of Directors

(a) A Director may call a meeting of Directors at any time.

(b) On request of any Director, a Secretary of the Company must call a meeting of the Directors.

9.4 How to call meetings of Directors

(a) Notice of a meeting of Directors must be given to each Director and Alternate Director.

(b) The Company must give a fair and reasonable notice of a meeting of Directors, unless all Directors agree otherwise.

(c) A Director or Alternate Director may waive notice of a meeting of Directors by notice in writing to the Company to that effect.

9.5 Quorum

(a) Subject to the Corporations Act, a quorum for a meeting of Directors is:

(i) if the Directors have fixed a number for the quorum, that number of Directors; and

(ii) in any other case, 2 Directors entitled to vote on a resolution that may be proposed at that meeting.

(b) In determining whether a quorum for a meeting of Directors is present:

(i) where a Director has appointed an Alternate Director, that Alternate Director is counted if the appointing Director is not present;

(ii) where a person is present as Director and an Alternate Director for another Director, that person is counted separately provided that there is at least one other Director or Alternate Director present; and

(iii) where a person is present as an Alternate Director for more than one Director, that person is counted separately for each appointment provided that there is at least one other Director or Alternate Director present.

(c) A quorum for a meeting of Directors must be present at all times during the meeting.

(d) If there are not enough persons to form a quorum for a meeting of Directors, one or more of the Directors (including those who have an interest in a matter being considered at that meeting) may call a general meeting of the Company and the general meeting may pass a resolution to deal with the matter.

9.6 Chairperson

(a) The Directors may elect a Director as chairperson of Directors or deputy chairperson of Directors for any period they resolve, or if no period is specified, until that person ceases to be a Director.

(b) The Directors may remove the chairperson of Directors or deputy chairperson of Directors at any time.

(c) The chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair each meeting of Directors.

(d) If:

(i) there is no chairperson of Directors; or

(ii) the chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

then if the Directors have elected a deputy chairperson of Directors, the deputy chairperson of Directors must (if present within 15 minutes after the time appointed for the holding of the meeting and willing to act) chair all or part of the meeting of Directors.

(e) Subject to Articles 9.6(c) and 9.6(d), if:

(i) there is no deputy chairperson of Directors; or

(ii) the deputy chairperson of Directors is not present within 15 minutes after the time appointed for the holding of a meeting of Directors; or

(iii) the deputy chairperson of Directors is present within that time but is not willing to chair all or part of that meeting,

the Directors present must elect one of themselves to chair all or part of the meeting of Directors.

(f) A person does not cease to be a chairperson of Directors or deputy chairperson of Directors if that person retires as a Director at a meeting of Members and is re-elected as a Director at that meeting.

9.7 Resolutions of Directors

(a) A resolution of Directors is passed if more votes are cast in favour of the resolution than against it.

(b) Subject to Article 6.6 and this Article 9.7, each Director has one vote on a matter arising at a meeting of the Directors.

(c) In determining the number of votes a Director has on a matter arising at a meeting of Directors:

(i) where a person is present as Director and an Alternate Director for another Director, that person has one vote as a Director and, subject to Article 6.4(e), one vote as an Alternate Director; and

(ii) where a person is present as an Alternate Director for more than one Director, that person has, subject to Article 6.4(e), one vote for each appointment.

(d) Subject to the Applicable Law, in case of an equality of votes on a resolution at a meeting of Directors, the chairperson of that meeting has a casting vote on that resolution in addition to any vote the chairperson has in his or her capacity as a Director in respect of that resolution.

10. Dividends and profits

10.1 Who may determine dividends

(a) Subject to any rights or restrictions attached to a class of Shares, the Company may pay Dividends as the Directors resolve but only out of profits of the Company.

(b) Subject to the Applicable Law, the Directors may determine that a Dividend is payable on Shares and fix:

(i) the amount of the Dividend;

(ii) whether the Dividend is franked, the franking percentage and the franking class;

(iii) the time for determining entitlements to the Dividend;

(iv) the time for the payment of the Dividend; and

(v) the method of payment of the Dividend.

(c) The method of payment of a Dividend may include any or all of the payment of

cash, the issue of shares or other securities, the grant of options and the transfer of assets.

(d) If the method of payment of a Dividend includes an issue or transfer of shares in a body corporate, each Member:

(i) agrees to become a member of that body corporate; and

(ii) in the case of a transfer, appoints the Company and each Director as its agent to execute instrument of transfer or other document required to transfer those shares to that Member.

(e) Subject to the Applicable Law, a Dividend in respect of a Share must be paid to the person whose name is entered in the Register as the holder of that Share:

(i) where the Directors have fixed a time under Article 10.1(b)(iii), at that time; or

(ii) in any other case, on the date the Dividend is paid.

(f) A Member who holds restricted securities is not entitled to any Dividends in respect of those restricted securities during:

(i) a breach of the Listing Rules relating to those restricted securities; or

(ii) a breach of a restriction agreement.

10.2 Dividends for different classes

The Directors may determine that Dividends be paid:

(a) on Shares of one class but not another class; and

(b) at different rates for different classes of Shares.

10.3 Dividends proportional to paid up capital

(a) Subject to any rights or restrictions attached to a class of Shares, the person entitled to a Dividend on a Share is entitled to:

(i) if the Share is fully paid (whether the issue price of the Share was paid or credited or both), the entire Dividend; or

(ii) if the Share is partly paid, a proportion of that Dividend equal to the proportion which the amount paid (excluding amounts credited) on that Share is of the total amounts paid or payable (excluding amounts credited) on that Share.

(b) Amounts paid in advance of a call on a Share are ignored when calculating the proportion under Article 10.3(a)(ii).

10.4 Effect of a transfer on Dividends

If a transfer of a Share is registered after the time determined for entitlements to a Dividend on that Share but before the Dividend is paid, the person transferring that Share is, subject to the ASTC Operating Rules, entitled to that Dividend.

10.5 No interest on Dividends

The Company is not required to pay any interest on a Dividend.

10.6 Unpaid amounts

The Company may retain the whole or part of any Dividend on which the Company has a lien and apply that amount in total or part satisfaction of any amount secured by that lien.

10.7 Capitalisation of profits

(a) The Directors may capitalise any profits of the Company and distribute that capital to the Members, in the same proportions as the Members are entitled to a distribution by Dividend.

(b) The Directors may fix the time for determining entitlements to a capitalisation of profits.

(c) The Directors may decide to apply capital under Article 10.7(a) in either or both of the following ways:

(i) in paying up an amount unpaid on Shares already issued; and

(ii) in paying up in full any unissued Shares or other securities in the Company.

(d) The Members must accept an application of capital under Article 10.7(c) in full satisfaction of their interests in that capital.

10.8 Distributions of assets

The Directors may settle any problem concerning a distribution under Article 10 in any way. This may include:

(a) rounding amounts up or down to the nearest whole number;

(b) ignoring fractions;

(c) valuing assets for distribution;

(d) paying cash to any Member on the basis of that valuation; and

(e) vesting assets in a trustee on trust for the Members entitled.

10.9 Dividend plans

(a) The Directors may establish a dividend selection plan or bonus share plan on any terms, under which participants may elect in respect of all or part of their Shares:

(i) to receive a Dividend from the Company paid in whole or in part out of a particular fund or reserve or out of profits derived from a particular source; or

(ii) to forego a Dividend from the Company and receive some other form of distribution or entitlement (including securities) from the Company or another body corporate or a trust.

(b) The Directors may establish a dividend reinvestment plan on any terms, under which participants may elect in respect of all or part of their Shares to apply the

whole or any part of a Dividend from the Company in subscribing for securities of the Company or a related body corporate of the Company.

(c) Subject to the Listing Rules, the Directors may implement, amend, suspend or terminate a plan established under this Article 10.9.

11. Notices and payments

11.1 Notice to Members

(a) The Company may give Notice to a Member:

(i) in person;

(ii) by sending it by post to the address of the Member in the Register or the alternative address (if any) nominated by that Member;

(iii) by sending it to the fax number or electronic address (if any) nominated by that Member;

(iv) if permitted by the Corporations Act, by sending it by other electronic means (if any) nominated by that Member; or

(v) by any other means permitted by the Corporations Act.

(b) If the address of a Member in the Register is not within Australia, the Company must send all documents to that Member by air-mail, air courier or by fax.

(c) The Company must give any Notice to Members who are joint holders of a Share to the person named first in the Register in respect of that Share, and that notice is notice to all holders of that Share.

(d) The Company may give Notice to a person entitled to a Share because of a Transmission Event in any manner specified in Article 11.1(a).

(e) Notice to a person entitled to a Share because of a Transmission Event is taken to be notice to the Member of that Share.

(f) Subject to the Corporations Act, a Notice to a Member is sufficient, even if:

(i) a Transmission Event occurs in respect of that Member (whether or not a joint holder of a Share); or

(ii) that Member is an externally administered body corporate,

and regardless of whether or not the Company has notice of that event.

(g) A person entitled to a Share because of a transfer, Transmission Event or otherwise, is bound by every Notice given in respect of that Share.

(h) Any Notice required or allowed to be given by the Company to one or more Members by advertisement is, unless otherwise stipulated, sufficiently advertised if advertised once in a daily newspaper circulating in the states and territories of Australia.

11.2 Notice to Directors

The Company may give Notice to a Director or Alternate Director:

(a) in person;

(b) by sending it by post to the usual residential address of that person or the alternative address (if any) nominated by that person;

(c) by sending it to the fax number or electronic address (if any) nominated by that person; or

(d) by any other means agreed between the Company and that person.

11.3 Notice to the Company

A person may give Notice to the Company:

(a) by leaving it at the registered office of the Company;

(b) by sending it by post to the registered office of the Company;

(c) by sending it to a fax number at the registered office of the Company nominated by the Company for that purpose;

(d) by sending it to the electronic address (if any) nominated by the Company for that purpose; or

(e) by any other means permitted by the Corporations Act.

11.4 Time of service

(a) A notice sent by post is taken to be given:

(i) in the case of a notice of meeting, one Business Day after it is posted; or

(ii) in any other case, at the time at which the notice would be delivered in the ordinary course of post.

(b) A notice sent by fax is taken to be given on the Business Day it is sent, provided that the sender's transmission report shows that the whole notice was sent to the correct fax number.

(c) If the Corporations Act permits a notice of meeting to be given to a Member by notifying the Member (using the nominated notification means of that Member):

(i) that the notice of meeting is available; and

(ii) how the Member may use the nominated access means of that Member to access the notice of meeting,

the notice of meeting is taken to be given on the Business Day after the day on which the Member is notified that the notice of meeting is available.

(d) The giving of a notice by post, air-mail or air courier is sufficiently proved by evidence that the notice:

(i) was addressed to the correct address of the recipient; and

(ii) was placed in the post or delivered to the air courier.

(e) A certificate by a Director or Secretary of a matter referred to in Article 11.4(d) is sufficient evidence of the matter, unless it is proved to the contrary.

11.5 Signatures

The Directors may decide, generally or in a particular case, that a notice given by the Company be signed by mechanical or other means.

11.6 Payments

(a) The Company may pay a person entitled to an amount payable in respect of a Share (including a Dividend) by:

(i) crediting an account nominated in writing by that person;

(ii) cheque made payable to bearer, to the person entitled to the amount or any other person the person entitled directs in writing; or

(iii) any other manner as the Directors resolve.

(b) The Company may post a cheque referred to in Article 11.6(a)(ii) to:

(i) the address in the Register of the Member of the Share;

(ii) if that Share is jointly held, the address in the Register of the Member named first in the Register in respect of the Share; or

(iii) any other address which that person directs in writing.

(c) Any joint holder of a Share may give effective receipt for an amount (including a Dividend) paid in respect of the Share.

(d) If the Directors decide to make a payment by electronic or other means approved by the Directors under Article 11.6(a)(iii) and an account is not nominated by the Member or joint holders, the Company may hold the amount payable in a separate account of the Company until the Member or joint holders nominate an acceptable account, without any obligation to pay interest, and the amount so held is to be treated as having been paid to the Member or joint holders at the time it is credited to that separate account of the Company.

12. Winding up

12.1 Distributions proportional to paid up capital

Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, any surplus must be divided among the Members in the proportions which the amount paid (including amounts credited) on the Shares of a Member is of the total amounts paid and payable (including amounts credited) on the Shares of all Members.

12.2 Distributions of assets

(a) Subject to any rights or restrictions attached to a class of Shares, on a winding up of the Company, the liquidator may, with the sanction of a special resolution of the Members:

(i) distribute among the Members the whole or any part of the property of the Company; and

(ii) decide how to distribute the property as between the Members or different classes of Members.

(b) The liquidator of the Company may settle any problem concerning a distribution

under Article 12 in any way. This may include:

(i) rounding amounts up or down to the nearest whole number;

(ii) ignoring fractions;

(iii) valuing assets for distribution;

(iv) paying cash to any Member on the basis of that valuation; and

(v) vesting assets in a trustee on trust for the Members entitled.

(c) A Member need not accept any property, including shares or other securities, carrying a liability.

1. Definitions

In this Constitution:

"Alternate Director" means a person for the time being holding office as an alternate director of the Company under Article 6.4.

"Applicable Law" means the Corporations Act, the Listing Rules and the ASTC Operating Rules.

"ASTC Operating Rules" means the operating rules of ASTC in its capacity as a CS facility licensee, except to the extent of any relief given by ASTC in their application to the Company.

"ASX" means Australian Stock Exchange Limited ACN 008 624 691.

"Business Day":

(a) if the Company is admitted to the official list of ASX at the time, has the meaning given in the Listing Rules; or

(b) otherwise, means a day except a Saturday, Sunday or public holiday in the State of Victoria.

"Corporations Act" means the *Corporations Act* 2001 (Commonwealth), except to the extent of any exemption, modification, declaration or order made in respect of that legislation which applies to the Company.

"Directors" means the directors of the Company for the time being.

"Dividend" includes an interim dividend and a final dividend.

"Eligible Member" means, in respect of a meeting of Members:

(c) if a date and time is specified under Article 5.3(e) in the notice of that meeting, a person who is a Member at that time; or

(d) otherwise, a person who is a Member at the time appointed for the holding of that meeting.

"Executive Director" means a Director who is an employee (whether full-time or part-time) of the Company or of any related body corporate of the Company.

"Legal Costs" of a person means legal costs incurred by that person in defending an action for a Liability of that person.

"Liability" of a person means any liability incurred by that person as an officer of the Company or a subsidiary of the Company.

"Listing Rules" means the listing rules of ASX, except to the extent of any express written waiver by ASX in their application to the Company.

"Member" means a person whose name is entered in the Register as the holder of a Share.

"Non-Executive Directors" means all Directors other than Executive Directors.

"Notice" means a notice given pursuant to, or for the purposes of, this Constitution or the

Applicable Law.

"Notifiable Interest" has the meaning given by clause (a) of the definition of **"notifiable interest of a director"** in the Listing Rules.

"Personal Representative" means the legal personal representative, executor or administrator of the estate of a deceased person.

"Prescribed Notice" means 28 days or any shorter period of notice for a meeting of members of the Company allowed under the Corporations Act.

"Register" means the register of Members kept under the Applicable Law and, where appropriate, includes any subregister and branch register.

"Relevant Officer" means a person who is, or has been, a Director or Secretary.

"Secretary" means a company secretary of the Company for the time being.

"Share" means a share in the capital of the Company.

"Transmission Event" means:

(e) if a Member is an individual:

(i) death or bankruptcy of that Member; or

(ii) that Member becoming of unsound mind or becoming a person whose property is liable to be dealt with under a law about mental health;

(f) if a Member is a body corporate, the deregistration of that Member under the laws of the jurisdiction of its registration; or

(g) in any case, the vesting in, or transfer to, a person of the Shares of a Member without that person becoming a Member.

2. Interpretation

(a) In this Constitution:

(i) a reference to a partly paid Share is a reference to a Share on which there is an amount unpaid;

(ii) a reference to a call or an amount called in respect of a Share includes an amount that, by the terms of issue of a Share or otherwise, is payable at one or more fixed times;

(iii) a reference to a Share which is jointly held is a reference to a Share for which there is more than one Member;

(iv) a reference to a meeting of Members includes a meeting of any class of Members;

(v) a Member is taken to be present at a meeting of Members if the Member is present in person or by proxy, attorney or representative;

(vi) a reference to something being **"written"** or **"in writing"** includes that thing being represented or reproduced in any mode in a visible form; and

(vii) where a notice or document is required by this Constitution to be signed,

that notice or document may be authenticated by any other manner permitted by the Corporations Act or any other law, instead of being signed.

(b) In this Constitution, headings are for convenience only and do not affect interpretation, and unless the context indicates a contrary intention:

(i) words importing the singular include the plural (and vice versa);

(ii) words indicating a gender include every other gender;

(iii) the word **"person"** includes an individual, the estate of an individual, a corporation, an authority, an association or a joint venture (whether incorporated or unincorporated), a partnership and a trust;

(iv) where a word or phrase is given a defined meaning, any other part of speech or grammatical form of that word or phrase has a corresponding meaning; and

(v) the word **"includes"** in any form is not a word of limitation.

(c) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to an Article or a Schedule is to an article or a schedule of this Constitution;

(ii) a reference in a schedule to a clause is to a clause of that schedule;

(iii) a schedule is part of this Constitution; and

(iv) a reference to this Constitution is to this Constitution (and where applicable any of its provisions) as modified or repealed from time to time.

(d) Unless the context indicates a contrary intention, in this Constitution:

(i) a reference to any statute or to any statutory provision includes any statutory modification or re-enactment of it or any statutory provision substituted for it, and all ordinances, by-laws, regulations, rules and statutory instruments (however described) issued under it; and

(ii) a reference to the Listing Rules or the ASTC Operating Rules includes any amendment or replacement of those rules from time to time.

(e) Unless the context indicates a contrary intention:

(i) an expression in a provision of this Constitution which deals with a matter dealt with by a provision of the Applicable Law has the same meaning as in that provision of the Applicable Law; and

(ii) an expression in a provision of this Constitution that is defined in section 9 of the Corporations Act has the same meaning as in that section.

(f) In this Constitution, a reference to the Listing Rules, the ASTC Operating Rules or ASX has effect only if at that time the Company is included in the official list of ASX.

3. Exercise of powers

Where this Constitution confers a power or imposes a duty, then, unless the contrary intention appears, the power may be exercised and the duty must be performed from time to time as the occasion requires.

4. Severing invalid provisions

If at any time any provision of this Constitution is or becomes illegal, invalid or unenforceable in any respect under the law of any jurisdiction, that does not affect or impair:

(a) the legality, validity or enforceability in that jurisdiction of any other provision of this Constitution; or

(b) the legality, validity or enforceability under the law of any other jurisdiction of that or any other provision of this Constitution.

1. Exercise of powers

The powers of the Company under this schedule 2 may only be exercised by the Directors.

2. Calls

2.1 Making a call

(a) Subject to the Applicable Law and the terms of issue of a Share, the Company may at any time make calls on the Members of a Share for all or any part of the amount unpaid on the Share as the Directors resolve.

(b) The Company may make calls payable for one or more Members for different amounts and at different times.

(c) Subject to the Listing Rules and the terms of issue of a Share, a call may be made payable by instalments.

(d) Subject to the Listing Rules, the Company may revoke or postpone a call or extend the time for payment of a call.

(e) A call is made when the Directors resolve to make the call.

2.2 Notice of a call

(a) The Company must give Members at least 30 Business Days notice of a call.

(b) A notice of a call must be in writing and specify the amount of the call, the due date for payment, the manner in which payment of the call must be made, the consequences of non-payment of the call and any other information required by the Listing Rules.

(c) A call is not invalid if either or both a Member does not receive notice of the call or the Company accidentally does not give notice of the call to a Member.

2.3 Payment of a call

(a) A Member must pay to the Company the amount of each call made on the Member on the date and in the manner specified in the notice of the call.

(b) If an amount unpaid on a Share is payable, by the terms of issue of the Share or otherwise, in one or more fixed amounts on one or more fixed dates, the Member of that Share must pay to the Company those amounts on those dates.

(c) A Member must pay to the Company:

(i) interest at the rate specified in clause 7(a) on any amount referred to in clauses 2.3(a) or 2.3(b) which is not paid on or before the time appointed for its payment, from the time appointed for payment to the time of the actual payment; and

(ii) expenses incurred by the Company because of the failure to pay or late payment of that amount.

(d) The Company may waive payment of all or any part of an amount payable under

clause 2.3(c).

(e) The joint holders of a Share are jointly and severally liable for the payment of all calls due in respect of that Share.

2.4 Recovery of a call

(a) The Company may recover an amount due and payable under this clause 2 from a Member by:

(i) commencing legal action against the Member for all or part of the amount due;

(ii) enforcing a lien on the Share in respect of which the call was made; or

(iii) forfeiting the Share in respect of which the call was made.

(b) The debt due in respect of an amount payable under this clause 2 in respect of a Share is sufficiently proved by evidence that:

(i) the name of the Member sued is entered in the Register as one or more of the holders of that Share; and

(ii) there is a record in the minute books of the Company of:

A. in the case of an amount referred to in clause 2.3(b), that amount; or

B. in any other case, the resolution making the call.

2.5 Payment in advance of a call

(a) The Company may:

(i) accept from any Member all or any part of the amount unpaid on a Share held by the Member before that amount is called for;

(ii) pay interest at any rate the Directors resolve, on the amount paid before it is called, from the date of payment until and including the date the amount becomes actually payable; and

(iii) repay the amount paid to that Member.

(b) An amount paid pursuant to clause 2.5(a)(i) does not confer a right to participate in:

(i) a Dividend determined to be paid from the profits of the Company; or

(ii) any surplus of the Company in a winding up of the Company,

for the period before the date when the amount paid would have otherwise become payable.

3. Company payments on behalf of a Member

3.1 Rights of the Company

(a) A Member or, if the Member is deceased, the Member's Personal Representative, must indemnify the Company against any liability which the Company has under any law to make a payment (including payment of a tax) in respect of:

(i) a Share held by that Member (whether solely or jointly);

(ii) a transfer or transmission of Shares by that Member;

(iii) a Dividend or other money which is, or may become, due or payable to that Member; or

(iv) that Member.

(b) A Member or, if the Member is deceased, the Member's Personal Representative, must pay to the Company immediately on demand:

(i) the amount required to reimburse the Company for a payment referred to in clause 3.1(a); and

(ii) pay to the Company interest at the rate specified in clause 7(a) on any amount referred to in clause 3.1(a) paid by the Company, from the date of payment by the Company until and including the date the Company is reimbursed in full for that payment.

(c) Subject to the Applicable Law, the Company may refuse to register a transfer of any Shares by a Member referred to in clause 3.1(a), or that Member's Personal Representative, until all money payable to the Company under this clause 3.1 has been paid.

(d) The powers and rights of the Company under this clause 3.1 are in addition to any right or remedy that the Company may have under the law which requires the Company to make a payment referred to in clause 3.1(a).

3.2 Recovery of Company payments

(a) Subject to the Listing Rules, the Company may recover an amount due and payable under clause 3.1 from the Member or the Member's Personal Representative by any or all of:

(i) deducting all or part of that amount from any other amount payable by the Company to that person in respect of the Shares of that person;

(ii) commencing legal action against that person for all or part of that amount; or

(iii) enforcing a lien on one or more of the Shares of that person.

(b) The Company may waive any or all its rights under clause 3.

4. Forfeiture

4.1 Forfeiture procedure

Subject to the Applicable Law, the Company may forfeit a Share of a Member by a resolution of the Directors if:

(a) that Member does not pay a call or instalment on that Share on or before the date for its payment;

(b) the Company gives that Member notice in writing:

(i) requiring the Member to pay that call or instalment, any interest on it and all expenses incurred by the Company by reason of the non-payment;

and

(ii) stating that the Share is liable to be forfeited if that Member does not pay to the Company, at the place specified in the notice, the amount specified in the notice, within 10 Business Days (or any longer period specified) after the date of the notice; and

(c) that Member does not pay that amount in accordance with that notice.

4.2 Notice of forfeiture

(a) When any Share has been forfeited, the Company must:

(i) give notice in writing of the forfeiture to the Member registered as its holder before the forfeiture; and

(ii) record the forfeiture with the date of forfeiture in the Register.

(b) Failure by the Company to comply with any requirement in clause 4.2(a) does not invalidate the forfeiture.

4.3 Effect of forfeiture

(a) The forfeiture of a Share extinguishes:

(i) all interests in that Share of the former Member; and

(ii) all claims against the Company in respect of that Share by the former Member, including all Dividends determined to be paid in respect of that Share and not actually paid.

(b) A former Member of a forfeited Share must pay to the Company:

(i) all calls, instalments, interest and expenses in respect of that Share at the time of forfeiture; and

(ii) interest at the rate specified in clause 7(a) on those amounts from the time of forfeiture until and including the date of payment of those amounts.

4.4 Sale or reissue of forfeited Shares

Subject to the Applicable Law, the Company may sell, otherwise dispose of or reissue, a Share which has been forfeited on any terms and in any manner as the Directors resolve.

4.5 Cancellation of forfeited Shares

The Company may by ordinary resolution passed at a general meeting cancel a Share which has been forfeited under the terms on which the Share is on issue.

4.6 Proof of forfeiture

A certificate in writing from the Company signed by a Director or Secretary that a Share was forfeited on a specified date is sufficient evidence of:

(a) the forfeiture of that Share; and

(b) the right and title of the Company to sell, dispose or reissue that Share.

4.7 Waiver or cancellation of forfeiture

Subject to the Applicable Law, the Company may:

(a) waive any or all of its rights under clause 4; and

(b) at any time before a sale, disposition, reissue or cancellation of a forfeited Share, cancel the forfeiture on any terms as the Directors resolve.

5. Liens

5.1 First ranking lien

The Company has a first ranking lien on:

(a) each Share registered in the name of a Member;

(b) the proceeds of sale of those Shares; and

(c) all Dividends determined to be payable in respect of those Shares,

for:

(d) each unpaid call or instalment which is due but unpaid on those Shares;

(e) if those Shares were acquired under an employee incentive scheme, all amounts payable to the Company by the Member under loans made to enable those Shares to be acquired;

(f) all amounts which the Company is required by law to pay, and has paid, in respect of those Shares (including any payment under clause 3) or the forfeiture or sale of those Shares; and

(g) subject to the Listing Rules, all interest and expenses due and payable to the Company under this schedule 2.

5.2 Enforcement by sale

Subject to the Applicable Law, the Company may sell a Share of a Member to enforce a lien on that Share if:

(a) an amount secured by that lien is due and payable;

(b) the Company gives that Member or the Member's Personal Representative notice in writing:

  (i) requiring payment to the Company of that amount, any interest on it and all expenses incurred by the Company by reason of the non-payment; and

  (ii) stating that the Share is liable to be sold if that person does not pay to the Company, in the manner specified in the notice, the amount specified in the notice within 10 Business Days (or any longer period specified) after the date of the notice; and

(c) that Member or the Member's Personal Representative does not pay that amount in accordance with that notice.

5.3 Release or Waiver of lien

(a) Registration of a transfer of a Share by the Company releases any lien of the Company on that Share in respect of any amount owing on that Share, unless the Company gives notice in writing, to the person to whom that Share is transferred, of the amount owing.

(b) The Company may waive any or all of its rights under clause 5.

6. Sales, disposals and reissues

6.1 Sale procedure

(a) The Company may:

(i) receive the purchase money or consideration for Shares sold or disposed of under this schedule 2;

(ii) appoint a person to sign a transfer of Shares sold or disposed of under this schedule 2;

(iii) do all things necessary or desirable under the Applicable Law to effect a transfer of Shares sold or disposed of under this schedule 2; and

(iv) enter in the Register the name of the person to whom Shares are sold or disposed.

(b) The person to whom a Share is sold or disposed under this schedule 2 need not enquire whether the Company:

(i) properly exercised its powers under this schedule 2 in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(c) The remedy (if any) of any person aggrieved by a sale or other disposal of Shares under this schedule 2 is in damages only and against the Company exclusively.

(d) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold, disposed of or reissued in accordance with this schedule 2 is sufficient evidence of those matters.

6.2 Application of proceeds

The Company must apply the proceeds of any sale, other disposal or reissue of any Shares under this schedule 2 in the following order:

(a) the expenses of the sale, other disposal or reissue;

(b) the amounts due and unpaid in respect of those Shares; and

(c) the balance (if any) to the former Member or the former Member's Personal Representative, on the Company receiving the certificate (if any) of those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

7. Interest

(a) A person must pay interest under this schedule 2 to the Company:

(i) at a rate the Directors resolve; or

(ii) if the Directors do not resolve, at 2% per annum higher than the rate fixed under section 2 of the Penalty Interest Rates Act 1983 of Victoria.

(b) Interest payable to the Company under this schedule 2 accrues daily.

(c) The Company may capitalise interest payable under this schedule 2 at any interval the Directors resolve.

1. Deceased Members

1.1 Effect of Death

(a) If a Member in respect of a Share which is not jointly held dies, the Company must recognise only the Personal Representative of that Member as having any title to or interest in, or any benefits accruing in respect of, that Share.

(b) If a Member in respect of a Share which is jointly held dies, the Company must recognise only the surviving Members of that Share as having any title to or interest in, or any benefits accruing in respect of, that Share.

1.2 Estates and Personal Representatives

(a) The estate of a deceased Member is not released from any liability in respect of the Shares registered in the name of that Member.

(b) Where 2 or more persons are jointly entitled to any Share as a consequence of the death of the registered holder of that Share, they are taken to be joint holders of that Share.

2. Transmission events

2.1 Transmitee right to register or transfer

(a) Subject to the *Bankruptcy Act* 1966 and the Applicable Law, if a person entitled to a Share because of a Transmission Event gives the Directors the information they reasonably require to establish the person's entitlement to be registered as the holder of the Share, that person may:

(i) elect to be registered as a Member in respect of that Share by giving a signed notice in writing to the Company; or

(ii) transfer that Share to another person.

(b) On receiving a notice under clause 2.1(a)(i), the Company must register the person as the holder of that Share.

(c) Subject to the Applicable Law, a transfer under clause 2.1(a)(ii) is subject to all provisions of this Constitution relating to transfers of Shares.

2.2 Other transmitee rights and obligations

(a) A person registered as a Member as a consequence of clause 2.1 must indemnify the Company to the extent of any loss or damage suffered by the Company as a result of that registration.

(b) A person who has given to the Directors the information referred to in clause 2.1(a) in respect of a Share is entitled to the same rights to which that person would be entitled if registered as the holder of that Share.

1. Definitions

In this schedule:

"Sale Share" means a Share which is sold or disposed of in accordance with this schedule.

2. Power to sell unmarketable parcels

2.1 Existing unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the total number of Shares of a particular class held by that Member is less than a marketable parcel;

(ii) the Company gives that Member notice in writing stating that the Shares are liable to be sold or disposed of by the Company; and

(iii) that Member does not give notice in writing to the Company, by the date specified in the notice of the Company (being not less than 42 days after the date of the Company giving that notice), stating that all or some of those Shares are not to be sold or disposed of.

(b) The Company may only exercise the powers under clause 2.1(a), in respect of one or more Members, once in any 12 month period.

(c) The power of the Company under clause 2.1(a) lapses following the announcement of a takeover bid. However, the procedure may be started again after the close of the offers made under the takeover bid.

(d) If the holding of a Member becomes a marketable parcel after a notice is given under clause 2.1(a) but before agreement is entered into for the exercise of the power of sale of Shares, this clause 2.1 ceases to operate for those Shares.

(e) The Directors may, prior to the exercise of the power of sale under this clause 2.1, revoke a notice given or suspend or terminate the operation of this clause 2.1 either generally or in specific cases.

2.2 New unmarketable parcels

(a) Subject to the Applicable Law, the Company may sell the Shares of a Member if:

(i) the Shares of a particular class held by that Member are in a new holding created by a transfer on or after 1 September 1999; and

(ii) that transfer is of a number of Shares of that class that was less than a marketable parcel at the time the transfer document was initiated, or in the case of a paper based transfer document, was lodged with the Company.

(b) The Company may give a Member referred to in clause 2.2(a) notice in writing stating that the Company intends to sell or dispose of the Shares.

3. Exercise of power of sale

3.1 Extinguishment of interests and claims

The exercise by the Company of its powers under clause 2 extinguishes, subject to this schedule 4:

(a) all interests in the Sale Shares of the former Member; and

(b) all claims against the Company in respect of the Sale Shares by that Member, including all Dividends determined to be paid in respect of those Share and not actually paid.

3.2 Manner of sale

(a) Subject to the Applicable Law, the Company may sell or dispose of any Shares under clause 2 at any time:

(i) using a financial services licensee on the basis that person obtains the highest possible price for the sale of the Shares; or

(ii) in any other manner and on any terms as the Directors resolve.

(b) The Company may:

(i) exercise any powers permitted under the Applicable Law to enable the sale or disposal of Shares under this schedule;

(ii) receive the purchase money or consideration for Sale Shares;

(iii) appoint a person to sign a transfer of Sale Shares; and

(iv) enter in the Register the name of the person to whom Sale Shares are sold or disposed.

(c) The person to whom a Sale Share is sold or disposed need not enquire whether the Company:

(i) properly exercised its powers under this Schedule in respect of that Share; or

(ii) properly applied the proceeds of sale or disposal of those Shares,

and the title of that person is not affected by those matters.

(d) The remedy of any person aggrieved by a sale or disposal of Sale Shares is in damages only and against the Company exclusively.

(e) A certificate in writing from the Company signed by a Director or Secretary that a Share was sold or disposed of in accordance with this schedule 4 is sufficient evidence of those matters.

3.3 Application of proceeds

(a) If the Company exercises the powers under clause 2.1, either the Company or the person to whom a Sale Share is sold or disposed of must pay the expenses of the sale or disposal.

(b) The Company must apply the proceeds of any sale or disposal of any Sale Shares in

the following order:

(i) in the case of an exercise of the powers under clause 2.2, the expenses of the sale or disposal;

(ii) the amounts due and unpaid in respect of those Shares; and

(iii) the balance (if any) to the former Member or the former Member's Personal Representative, on the Company receiving the certificate (if any) for those Shares or other evidence satisfactory to the Company regarding the ownership of those Shares.

3.4 Voting and dividend rights pending sale

(a) If the Company is entitled to exercise the powers under clause 2.2, the Company may by resolution of the Directors remove or change either or both:

(i) the right to vote; and

(ii) the right to receive Dividends,

of the relevant Member in respect of some or all of the Shares liable to be sold or disposed of.

(b) After the sale of the relevant Sale Shares, the Company must pay to the person entitled any Dividends that have been withheld under clause 3.4(a).

1. Definitions

In this schedule:

"**Approving Resolution**" means a resolution to approve a proportional takeover bid in accordance with this schedule.

"**Deadline**" means the 14th day before the last day of the bid period for a proportional takeover bid.

"**Voter**" means a person (other than the bidder under a proportional takeover bid or an associate of that bidder) who, as at the end of the day on which the first offer under that bid was made, held bid class securities for that bid.

2. Refusal of transfers

2.1 Requirement for an Approving Resolution

(a) The Company must refuse to register a transfer of Shares giving effect to a takeover contract for a proportional takeover bid unless and until an Approving Resolution is passed in accordance with this schedule 5.

(b) This schedule 5 ceases to apply on the third anniversary of its last adoption, or last renewal, in accordance with the Corporations Act.

2.2 Voting on an Approving Resolution

(a) Where offers are made under a proportional takeover bid, the Directors must, subject to the Corporations Act, call and arrange to hold a meeting of Voters for the purpose of voting on an Approving Resolution before the Deadline.

(b) The provisions of this Constitution concerning meetings of Members (with the necessary changes) apply to a meeting held under clause 2.2(a).

(c) Subject to this Constitution, every Voter present at the meeting held under clause 2.2(a) is entitled to one vote for each Share in the bid class securities that the Voter holds.

(d) To be effective, an Approving Resolution must be passed before the Deadline.

(e) An Approving Resolution that has been voted on is taken to have been passed if the proportion that the number of votes in favour of the resolution bears to the total number of votes on the resolution is greater than 50%, and otherwise is taken to have been rejected.

(f) If no Approving Resolution has been voted on as at the end of the day before the Deadline, an Approving Resolution is taken, for the purposes of this schedule, to have been passed in accordance with this schedule.

Appendix 1A

ASX Listing application and agreement

This form is for use by an entity seeking admission to the +official list as an ASX Listing (for classification as an ASX Debt Listing use Appendix 1B, and for classification as an ASX Foreign Exempt Listing use Appendix 1C).
The form is in 3 parts:
1. application for admission to the +official list;
2. information to be completed; and
3. agreement to be completed.
Information and documents (including this appendix) given to ASX in support of an application become ASX's property and may be made public. This may be prior to admission of the entity and +quotation of its +securities. Publication does not mean that the entity will be admitted or that its +securities will be quoted.

Introduction 1/7/96. Origin: Appendix 1. Amended 1/7/97, 1/7/98, 1/9/99, 13/3/2000, 1/7/2000, 30/9/2001, 11/3/2002, 1/1/2003

Part 1 - Application for admission to the official list

Name of entity	ABN
Mayne Pharma Pty Ltd	58 097 064 330

We (the entity) apply for admission to the +official list of Australian Stock Exchange Limited (ASX) and for +quotation of +securities.

Part 2 - Information to be completed

About the entity

You must complete the relevant sections (attach sheets if there is not enough space).

All entities

1 Deleted 30/9/2001

		Number	+Class
2	+Main class of +securities	approximately 640.225 million	Ordinary
3	Additional +classes of +securities (except +CDIs)	Number to be quoted	+Class
		Nil	N/A
		Nil	N/A

+See chapter 19 for defined terms.

Number not to be quoted	+Class
Nil	N/A
Nil	N/A

4	Telephone number, postal address for all correspondence, general fax number, fax number for +company announcements office to confirm release of information to the market, and e-mail address for contact purposes	Telephone number: 61 3 9868 0141 Postal address: Level 21, 390 St Kilda Rd Melbourne, VIC 3004 General fax number: 61 3 9868 1179 Fax Number for company announcements office to confirm release of information to the market: 61 3 9868 0751 Email address: investor.relations@maynegroup.com
5	Address of principal +security registries for each +class of +security (including +CDIs)	Link Market Services Limited Level 4, 333 Collins Street Melbourne, Victoria, Australia 3000
6	Annual balance date	30 June

Companies only

(Other entities go to 19)

7	Name and title of chief executive officer/managing director	Mr Stuart James* * CEO and Managing Director of Mayne Group Limited ("Mayne") as at the date of this application. Mr Stuart James' appointment will terminate on the date on which the scheme of arrangement of Mayne (the "Scheme") becomes effective, which is anticipated to be 18 November 2005 (the "Effective Date") and Dr Thierry Soursac will become CEO and Managing Director of Mayne Pharma Limited ("Mayne Pharma") from the Effective Date.
8	Name and title of chairperson of directors	Mr Peter Willcox
9	Names of all directors	Mr Peter Willcox Mr Paul Binfield* Mr Stuart James* Mr Rowan Russell Dr Nora Scheinkestel Dr John Sime *Directors at the date of application: it is intended that they will resign prior to the Effective Date. Additionally, Dr Thierry Soursac will become a director of Mayne Pharma with effect from the Effective Date.

+See chapter 19 for defined terms.

10	Duration of appointment of directors (if not subject to retirement by rotation) and details of any entitlement to participate in profits	1. Duration of appointment The directors will be subject to retirement by rotation in accordance with Mayne Pharma's constitution and the Listing Rules. The duration of Dr Thierry Soursac's appointment will also be subject to the terms of his employment contract, as summarised in Part 3.5(c) of the explanatory memorandum which forms Annexure 1 to this application (the "Explanatory Memorandum"). 2. Entitlement to participate in profits The directors have no entitlement to participate in the profits of the company, except by way of the share plan and option plans as set out in Part 6.4 of the Explanatory Memorandum.
11	Name and title of company secretary	Karen Ping-Huay Kee, Rebecca Anne Liatis and Timothy Angus Paine* * Timothy Paine's appointment as company secretary will terminate from the Effective Date and Dimitri Kiriacoulacos will become a company secretary with effect from the Effective Date.
12	Place of incorporation	New South Wales
13	Date of incorporation	07/06/2001
14	Legislation under which incorporated	Corporations Act 2001 (Cth)
15	Address of registered office in Australia	Level 21, 390 St Kilda Road Melbourne, VIC, 3004
16	Month in which annual meeting is usually held	Following the demerger, Mayne Pharma currently intends to hold its annual meetings in November. In the future the Mayne Pharma board may resolve to hold its annual meeting in another month (subject to the requirements of the Corporations Act 2001).
17	Months in which dividends are usually paid (or are intended to be paid)	Payment of dividends is subject to the discretion of the Mayne Pharma Board. If payable, interim dividends are intended to be paid in March and final dividends in September. In the future, the Mayne Pharma Board may resolve to pay dividends in other months.
18	If the entity is a foreign company which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A

+See chapter 19 for defined terms.

18A	If the entity is a foreign company, the name and address of the entity's Australian agent for service of process	N/A

(Companies now go to 31)

All entities except companies

19	Name and title of chief executive officer/managing director of the responsible entity	N/A
20	Name and title of chairperson of directors of responsible entity	N/A
21	Names of all directors of the responsible entity	N/A
22	Duration of appointment of directors of responsible entity (if not subject to retirement by rotation) and details of any entitlement to participate in profits	N/A
23	Name and title of company secretary of responsible entity	N/A
23A	Trusts only - if the trust is a registered managed investment scheme, the names of the members of the compliance committee (if any)	N/A
24	Place of registration of the entity	N/A
25	Date of registration of the entity	N/A
26	Legislation under which the entity is registered	N/A

+See chapter 19 for defined terms.

27	Address of administration office in Australia of the entity	N/A
28	If an annual meeting is held, month in which it is usually held	N/A
29	Months in which distributions are usually paid (or are intended to be paid)	N/A
30	If the entity is a foreign entity which has a certificated subregister for quoted +securities, the location of Australian +security registers	N/A
30A	If the entity is a foreign trust, the name and address of the entity's Australian agent for service of process	N/A

+See chapter 19 for defined terms.

About the entity

All entities

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
31	☒	Evidence of compliance with 20 cent minimum issue price or sale price, and spread requirements	1. Share price above 20 cents Under the Scheme, each Mayne shareholder (other than certain overseas shareholders who are ineligible to receive shares) will receive one ordinary share in Mayne Pharma for each Mayne share held on the date for determining entitlements to Mayne Pharma shares under the Scheme (the "Record Date"), which is expected to be 25 November 2005. Details of Mayne Pharma's financial position are set out in Part 3 of the Explanatory Memorandum. 2. Spread requirement Each Mayne shareholder (other than certain overseas shareholders who are ineligible to receive shares) will become a Mayne Pharma shareholder. Mayne Pharma will therefore have substantially the same spread of shareholders as Mayne. Further details of the spread can be provided after the Record Date, if required.
32	☒	Prospectus, Product Disclosure Statement or information memorandum relevant to the application (250 copies)	The Explanatory Memorandum forms the information memorandum for the purposes of this application. An additional 50 copies will be provided under cover of a separate letter from Mayne, as discussed with Kate Kidson of the ASX.
33	☒	Cheque for fees	To follow, as discussed with Kate Kidson.
34	☒	Type of subregisters the entity will operate Example: CHESS and certificated subregisters	Electronic CHESS subregister and Issuer Sponsored Subregister. No certificated subregister.

+See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
35	☒	Copies of any contracts referred to in the prospectus, Product Disclosure Statement or information memorandum (including any underwriting agreement)	Material details of contracts referred to in the Explanatory Memorandum are contained in Parts 3.13, 5.9 and 5.10 of the Explanatory Memorandum. Due to confidential and commercial sensitivities, Mayne Pharma does not propose to provide copies of these documents.
36	☐	A certified copy of any restriction agreement entered into in relation to *restricted securities	N/A.
37	☐	If there are *restricted securities, undertaking issued by any bank or *recognised trustee	N/A
38	☒	(Companies only) - certificate of incorporation or other evidence of status (including any change of name)	See Annexure 2.
39	☐	(All entities except companies) - certificate of registration or other evidence of status (including change of name)	N/A
40	☒	Copy of the entity's constitution (eg, if a company, the memorandum and articles of association)	The constitution of Mayne Pharma is contained in Annexure 3. The constitution was adopted by resolution of Mayne Pharma's shareholder on 29 September 2005 and will come into force on the Effective Date.
41	☒	Completed checklist that the constitution complies with the listing rules (copy of articles checklist is available from any Companies Department)	This was previously provided to ASX under cover of Clayton Utz's letter to Kate Kidson of 29 September 2005
42	☒	A brief history of the entity or, if applicable, the group	See Parts 1 and 3 of the Explanatory Memorandum.
42A	☒	Copy of agreement with ASX that documents may be given to ASX and authenticated electronically.	See Annexure 4.

*See chapter 19 for defined terms.

About the securities to be quoted

All entities

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
43	☒	Confirmation that the +securities to be quoted are eligible to be quoted under the listing rules	Securities are ordinary shares.
44	☒	Voting rights of +securities to be quoted	See article 5.12 of the constitution of Mayne Pharma (Annexure 3) and, for a summary of those rights, Part 3.13(c) of the Explanatory Memorandum.
45	☒	A specimen certificate/holding statement for each +class of +securities to be quoted and a specimen holding statement for +CDIs	See Annexure 5 for a specimen transaction confirmation statement.
46	☒	Terms of the +securities to be quoted	The terms of the ordinary shares, as set out in the constitution of Mayne Pharma, are summarised in Part 3.13(c) of the Explanatory Memorandum.
47	☒	A statement setting out the names of the 20 largest holders in each +class of +securities to be quoted, and the number and percentage of each +class of +securities held by those holders	Currently, all shares in Mayne Pharma Pty Ltd are held by the Mayne group. Under the proposed scheme of arrangement existing Mayne shareholders (other than certain overseas resident shareholders who are ineligible to receive Mayne Pharma shares under the Scheme) will receive one Mayne Pharma share for every Mayne share held at the Record Date and it is intended that Mayne group's shares in Mayne Pharma will be sold on market as soon as practicable after the demerger. Further information concerning the 20 largest shareholders can be provided, on request, following the Record Date.
48	☒	A distribution schedule of each +class of +equity securities to be quoted, setting out the number of holders in the categories - 1 - 1,000 1,001 - 5,000 5,001 - 10,000 10,001 - 100,000 100,001 and over	See Item 47 above. Further information can be provided, on request, following the Record Date.

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
49	☒	The number of holders of a parcel of +securities with a value of more than $2,000, based on the issue/sale price	See Item 47, above. Further information regarding holders of parcels with a value of $2000 or more can be provided, on request, following the Record Date.
50	☐	Terms of any +debt securities and +convertible debt securities	N/A
51	☐	Trust deed for any +debt securities and +convertible debt securities	N/A
52	☐	Trusts only - if the trust is not a registered managed investment scheme, ASIC exemption re buy-back provisions	N/A

All entities with classified assets

(Other entities go to 62)

All +mining exploration entities and, if ASX asks, any other entity that has acquired, or entered into an agreement to acquire a +classified asset, must give ASX the following information.

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
53	☐	The name of the vendor and details of any relationship of the vendor with us	To be discussed, upon request.
54	☐	If the vendor was not the beneficial owner of the +classified asset at the date of the acquisition or agreement, the name of the beneficial owner(s) and details of the relationship of the beneficial owner(s) to us	To be discussed, upon request.
55	☐	The date that the vendor acquired the +classified asset	To be discussed, upon request.
56	☐	The method by which the vendor +acquired the +classified asset, including whether by agreement, exercise of option or otherwise	To be discussed, upon request.
57	☐	The consideration passing directly or indirectly from the vendor (when the vendor +acquired the asset), and whether the consideration has been provided in full	To be discussed, upon request.

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
58	☐	Full details of the +classified asset, including any title particulars	To be discussed, upon request.
59	☐	The work done by or on behalf of the vendor in developing the +classified asset. In the case of a +mining tenement, this includes prospecting in relation to the tenement. If money has been spent by the vendor, state the amount (verification of which may be required by ASX)	To be discussed, upon request.
60	☐	The date that the entity +acquired the +classified asset from the vendor, the consideration passing directly or indirectly to the vendor, and whether that consideration has been provided in full	To be discussed, upon request.
61	☐	A breakdown of the consideration, showing how it was calculated, and whether any experts' reports were commissioned or considered (and if so, with copies attached)	To be discussed, upon request.

About the entity's capital structure

All entities

62		Deleted 1/9/99.	
63	☒	A copy of the register of members, if ASX asks	To be provided, upon request, following the Record Date.
64	☒	A copy of any court orders in relation to a reorganisation of the entity's capital in the last five years	A copy of the court order dated 7 October 2005 which, inter alia, convenes the shareholders' meeting to approve the Scheme is attached at Annexure 6. A copy of the court order approving the Scheme will be provided as soon as it is available.
65	☒	The terms of any +employee incentive scheme	Copies of the relevant documents are provided as Annexure 7 and a summary of the terms is set out in Part 6.4 of the Explanatory Memorandum.
66	☒	The terms of any +dividend or distribution plan	See Annexure 8.

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
67	☒	The terms of any +securities that will not be quoted	Under the Mayne Pharma Executive Share Option Plan, selected Mayne Pharma executives will be eligible to receive options over Mayne Pharma Shares. See Part 6.4(b) of the Explanatory Memorandum for further details.
68		Deleted 1/7/98.	
69	☒	The entity's issued capital (interests), showing separately each +class of +security (except +CDIs), the amount paid up on each +class, the issue price, the dividend (in the case of a trust, distribution) and voting rights attaching to each +class and the conversion terms (if applicable)	If the demerger is implemented, there will be approximately 640.225 million ordinary shares on issue. All ordinary shares will be fully paid. Articles 5.12 and 10 of the constitution of Mayne Pharma set out the voting and dividend rights attaching to ordinary shares.
70	☐	The number of the entity's debentures, except to bankers, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
71	☐	The number of the entity's unsecured notes, showing the amount outstanding, nominal value and issue price, rate of interest, dates of payment of interest, date and terms of redemption of each +class and conversion terms (if applicable) Note: This applies whether the securities are quoted or not.	N/A
72	☐	The number of the entity's options to +acquire unissued +securities, showing the number outstanding Note: This applies whether the securities are quoted or not.	N/A
73	☐	Details of any rights granted to any +person, or to any class of +persons, to participate in an issue of the entity's +securities Note: This applies whether the securities are quoted or not.	N/A
74	☒	If the entity has any +child entities, a list of all +child entities stating in each case the name, the nature of its business and the entity's percentage holding in it. Similar details should be provided for every entity in which the entity holds (directly or indirectly) 20% or more of the issued capital (interests).	See Annexure 9.

+See chapter 19 for defined terms.

About the entity's financial position

(Entities meeting the profit test go to 75. For the assets test go to 81A.)

All entities meeting the profit test

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
75	☐	Evidence that the entity has been in the same main business activity for the last 3 full financial years	N/A
76	☐	Evidence that the entity is a going concern (or successor) and its aggregated profit for the last 3 full financial years	N/A
76A	☐	Evidence that the entity's +profit from continuing operations in the past 12 months exceeded $400,000	N/A
77	☐	Audited +accounts for the last 3 full financial years and audit reports	N/A
78-79		Deleted 1/7/97.	
80	☐	Half yearly +accounts (if required) and audit report or review	N/A
80A	☐	Pro forma balance sheet and review	N/A
80B	☐	Statement from all directors or all directors of the responsible entity confirming that the entity is continuing to earn +profit from continuing operations	N/A

All entities meeting the assets test

(only complete one of 81A, 81B or 81C and one of 82 or 83)

Introduced 1/7/96. Amended 1/7/99. Deleted 1/7/97

81			
81A	☒	For entities other than +investment entities, evidence of net tangible assets of at least $2 million or market capitalisation of a least $10 million	See the pro-forma statement of financial position in Parts 3.8 and 11 (Appendix 1 of the Investigating Accountant's Report) of the Explanatory Memorandum, which show Mayne Pharma having pro forma net tangible assets (total assets less intangible assets less tax assets and liabilities) of $502.034 million as at 30 June 2005.
81B	☐	For +investment entities other than +pooled development funds, evidence of net tangible assets of at least $15 million	N/A

+See chapter 19 for defined terms.

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
81C	☐	Evidence that the entity is a +pooled development fund with net tangible assets of at least $2 million	N/A
82	☒	Evidence that at least half of the entity's total tangible assets (after raising any funds) is not cash or in a form readily convertible to cash (if there are no-commitments)	See the pro-forma statement of financial position in Parts 3.8 and 11 (Appendix 1 of the Investigating Accountant's Report) of the Explanatory Memorandum, which shows Mayne Pharma having total net tangible assets of $502.034 million against total cash, deposits and interest bearing liabilities of $24.940 million.
83	☐	Evidence that there are commitments to spend at least half of the entity's cash and assets in a form readily convertible to cash (if half or more of the entity's total tangible assets (after raising any funds) is cash or in a form readily convertible to cash)	N/A
84	☒	Statement that there is enough working capital to carry out the entity's stated objectives (and statement by independent expert, if required)	A statement that Mayne Pharma will satisfy its ongoing capital expenditure requirements and meet its working capital needs is set out at Part 3.10(a) of the Explanatory Memorandum.
85		Deleted 1/9/99.	
86		Deleted 1/7/97.	
87	☒	+Accounts for the last 3 full financial years and audit report, review or statement that not audited or not reviewed	Mayne Pharma was a wholly owned entity relieved from financial reporting obligations in respect of each of these financial years. Parts 3.6 to 3.10 of the Explanatory Memorandum contain pro-forma historical financial information on the company, comprising pro-forma statements of financial performance, pro-forma results of operations, a pro-forma reconciliation to AIFRS and pro-forma statements of cash flows for the years ended 30 June 2003, 2004 and 2005, and a pro-forma statement of financial position for the year ended 30 June 2005. This information is reviewed in the Investigating Accountant's Report set out in Part 11 of the Explanatory Memorandum.

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
87A	☐	Half yearly +accounts (if required) and audit report, review or statement that not audited or not reviewed	N/A
87B	☒	Audited balance sheet (if required) and audit report	See Item 87.
87C	☒	Pro forma balance sheet and review	See Item 87.

(Now go to 106)

88 Deleted 1/7/97.

89-92C Deleted 1/9/99.

93 Deleted 1/7/97.

94-98C Deleted 1/9/99.

99 Deleted 1/7/97.

100-105C Deleted 1/9/99.

About the entity's business plan and level of operations

All entities

106	☒	Details of the entity's existing and proposed activities, and level of operations. State the main business	Following the demerger, Mayne Pharma will be an international pharmaceutical company focused on research and development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals. See Part 3 of the Explanatory Memorandum for further detail.
107	☒	Details of any issues of the entity's +securities (in all +classes) in the last 5 years. Indicate issues for consideration other than cash	Prior to the issue of shares to Mayne shareholders under the Scheme, there will be 100 Mayne Pharma shares on issue, all of which will be held by the Mayne group. As noted in Part 1.9 of the Explanatory Memorandum, Mayne Board intends to sell these on market as soon as practicable after the demerger.

+See chapter 19 for defined terms.

Information memorandum requirements

All entities

Item		*Information contained in the information memorandum*	Where is the information or document to be found? (eg, prospectus cross reference)
108	☒	If the entity is a company, a statement that all the information that would be required under section 710 of the Corporations Act if the information memorandum were a prospectus offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum. If the entity is a trust, a statement that all the information that would be required under section 1013C of the Corporations Act if the information memorandum were a Product Disclosure Statement offering for subscription the same number of +securities for which +quotation will be sought is contained in the information memorandum	See Parts 3 and 4 of the Explanatory Memorandum
109	☒	The signature of every director, and proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity)	This can be found on the cover of the Explanatory Memorandum which forms Annexure 1.
110	☒	The date the information memorandum is signed	10 October 2005
111(a)	☒	Full particulars of the nature and extent of any interest now, or in the past 2 years, of every director or proposed director of the entity (in the case of a trust, the responsible entity), in the promotion of the entity, or in the property acquired or proposed to be	None
111(b)	☒	If the interest was, or is, as a member or partner in another entity, the nature and extent of the interest of that other entity	None
111(c)	☒	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person to induce him or her to become or to qualify him or her as, a director, or for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	None
112(a)	☒	Full particulars of the nature and extent of any interest of every expert in the promotion of the entity, or in the property acquired or proposed to be acquired by it	None

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
112(b)	☒	If the interest was or is as a member or partner in another entity, the nature and extent of the interest of that other entity	None
112(c)	☒	If the interest was or is as a member or partner in another entity, a statement of all amounts paid or agreed to be paid to him or her or the entity in cash, +securities or otherwise by any +person for services rendered by him or her or by the entity in connection with the promotion or formation of the listed entity	None
113	☒	A statement that ASX does not take any responsibility for the contents of the information memorandum	See page 4 of the Explanatory Memorandum
114	☒	A statement that the fact that ASX may admit the entity to its +official list is not to be taken in any way as an indication of the merits of the entity	See page 4 of the Explanatory Memorandum
115	☒	If the information memorandum includes a statement claiming to be made by an expert or based on a statement made by an expert, a statement that the expert has given, and has not withdrawn, consent to the issue of the information memorandum with the particular statement included in its form and context	See Part 8.13(b) of the Explanatory Memorandum
116	☒	A statement that the entity has not raised any capital for the 3 months before the date of issue of the information memorandum and will not need to raise any capital for 3 months after the date of issue of the information memorandum	See Part 3.13(b) of the Explanatory Memorandum
117	☒	A statement that a supplementary information memorandum will be issued if the entity becomes +aware of any of the following between the issue of the information memorandum and the date the entity's +securities are +quoted or reinstated. • A material statement in the information memorandum is misleading or deceptive. • There is a material omission from the information memorandum. • There has been a significant change affecting a matter included in the information memorandum. • A significant new circumstance has arisen and it would have been required to be included in the information memorandum	See Part 8.17 of the Explanatory Memorandum

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
Information contained in the supplementary information memorandum			
118	☐	If there is a supplementary information memorandum: • Correction of any deficiency. • Details of any material omission, change or new matter. • A prominent statement that it is a supplementary information memorandum. • The signature of every director, or proposed director, of the entity personally or by a +person authorised in writing by the director (in the case of a trust, director of the responsible entity). • The date the supplementary information memorandum is signed.	N/A
Evidence if supplementary information memorandum is issued			
119	☐	Evidence that the supplementary information memorandum accompanied every copy of the information memorandum issued after the date of the supplementary information memorandum	N/A

Other information

All entities

Tick to indicate you are providing the information or documents			Where is the information or document to be found? (eg, prospectus cross reference)
120	☐	Evidence that the supplementary information memorandum was sent to every +person who was sent an information memorandum	N/A
121	☒	Details of any material contracts entered into between the entity and any of its directors (if a trust, the directors of the responsible entity)	See Parts 8.7 and 8.8 of the Explanatory Memorandum.
122	☐	A copy of every disclosure document or Product Disclosure Statement issued, and every information memorandum circulated, in the last 5 years	N/A
123	☒	Information not covered elsewhere and which, in terms of rule 3.1, is likely materially to affect the price or value of the entity's +securities	None

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
123A	☐	The documents which would have been required to be given to ASX under rules 4.1, 4.2, 4.3, 4.5, 5.1, 5.2 and 5.3 had the entity been admitted to the +official list at the date of its application for admission, unless ASX agrees otherwise Example: ASX may agree otherwise if the entity was recently incorporated.	N/A

Mining exploration entities

			Where is the information or document to be found? (eg, prospectus cross reference)
124	☐	A map or maps of the mining tenements prepared by a qualified +person. The maps must indicate the geology and other pertinent features of the tenements, including their extent and location in relation to a capital city or major town, and relative to any nearby properties which have a significant bearing on the potential of the tenements. The maps must be dated and identify the qualified +person and the report to which they relate.	N/A
125		Deleted 1/7/97	
126	☐	A schedule of +mining tenements prepared by a qualified person. The schedule must state in relation to each +mining tenement: the geographical area where the +mining tenement is situated; the nature of the title to the +mining tenement; whether the title has been formally confirmed or approved and, if not, whether an application for confirmation or approval is pending and whether the application is subject to challenge; and the +person in whose name the title to the mining tenement is currently held.	N/A
127	☐	If the entity has +acquired an interest or entered into an agreement to +acquire an interest in a +mining tenement from any +person, a statement detailing the date of the +acquisition of the interest from the vendor and the purchase price paid and all other consideration (whether legally enforceable or not) passing (directly or indirectly) to the vendor.	N/A

+See chapter 19 for defined terms.

			Where is the information or document to be found? (eg, prospectus cross reference)
128	☐	A financial statement by the directors (if a trust, the directors of the responsible entity) setting out a program of expenditure together with a timetable for completion of an exploration program in respect of each *mining tenement or, where appropriate, each group of tenements	N/A
129	☐	A declaration of conformity or otherwise with the Australasian Code for Reporting of Identified Mineral Resources and Ore Reserves for any reports on mineral resources and *ore reserves	N/A

*See chapter 19 for defined terms.

Part 3 - Agreement

All entities

You must complete this agreement. If you require a seal to be bound, the agreement must be under seal.

We agree:

1 Our admission to the +official list is in ASX's absolute discretion. ASX may admit us on any conditions it decides. +Quotation of our +securities is in ASX's absolute discretion. ASX may quote our +securities on any conditions it decides. Our removal from the +official list or the suspension or ending of +quotation of our +securities is in ASX's absolute discretion. ASX is entitled immediately to suspend +quotation of our +securities or remove us from the +official list if we break this agreement, but the absolute discretion of ASX is not limited.

2 We warrant the following to ASX.

- The issue of the +securities to be quoted complies with the law, and is not for an illegal purpose.
- There is no reason why the +securities should not be granted +quotation.
- An offer of the +securities for sale within 12 months after their issue will not require disclosure under section 707(3) or section 1012C(6) of the Corporations Act.

  Note: An entity may need to obtain appropriate warranties from subscribers for the securities in order to be able to give this warranty

- Section 724 or section 1016E of the Corporations Act does not apply to any applications received by us in relation to any +securities to be quoted and that no-one has any right to return any +securities to be quoted under sections 601MB(1), 737, 738, 992A, 992AA or 1016F of the Corporations Act at the time that we request that the +securities be quoted.
- If we are a trust, we warrant that no person has the right to return the +securities to be quoted under section 1019B of the Corporations Act at the time that we request that the +securities be quoted.

3 We will indemnify ASX to the fullest extent permitted by law in respect of any claim, action or expense arising from, or connected with, any breach of the warranties in this agreement.

4 We give ASX the information and documents required by this form. If any information or document is not available now, we will give it to ASX before +quotation of the +securities begins. We acknowledge that ASX is relaying on the information and documents. We warrant that they are (will be) true and complete.

5 We will comply with the listing rules that are in force from time to time, even if +quotation of our +securities is deferred, suspended or subject to a +trading halt.

6 The listing rules are to be interpreted:

- in accordance with their spirit, intention and purpose;
- by looking beyond form to substance; and
- in a way that best promotes the principles on which the listing rules are based.

+See chapter 19 for defined terms.

7 ASX has discretion to take no action in response to a breach of a listing rule. ASX may also waive a listing rule (except one that specifies that ASX will not waive it) either on our application or of its own accord on any conditions. ASX may at any time vary or revoke a decision on our application of its own accord.

8 A document given to ASX by an entity, or on its behalf, becomes and remains the property of ASX to deal with as it wishes, including copying, storing in a retrieval system, transmitting to the public, and publishing any part of the document and permitting others to do so. The documents include a document given to ASX in support of the listing application or in compliance with the listing rules.

9 In any proceedings, a copy or extract of any document or information given to ASX is of equal validity in evidence as the original.

10 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

- We will satisfy the +technical and performance requirements of the +approved CS facility and meet any other requirements the +approved CS facility imposes in connection with approval of our +securities.
- When +securities are issued we will enter them in the +approved CS facility's subregister holding of the applicant before they are quoted, if the applicant instructs us on the application form to do so.
- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of the +securities for which +quotation is sought.

11 Except in the case of an entity established in a jurisdiction whose laws have the effect that the entity's securities cannot be approved under the operating rules of the +approved CS facility, we confirm that either:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility; or

☒ we ask ASX to forward a copy of this application to the +approved CS facility.

12 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility.

- The +approved CS facility is irrevocably authorised to establish and administer a subregister in respect of +CDIs.
- We will make sure that +CDIs are issued over +securities if the holder of quoted +securities asks for +CDIs.

13 In the case of an entity established in a jurisdiction whose laws have the effect that the entity's +securities cannot be approved under the operating rules of the +approved CS facility:

☐ we have given a copy of this application to the +approved CS facility in accordance with the operating rules of the +approved CS facility; or

☐ we ask ASX to forward a copy of this application to the +approved CS facility.

+See chapter 19 for defined terms.

Dated: 10 October 2005

The Common Seal of **Mayne Pharma Pty Ltd ABN 58 097 064 330** was affixed in the presence of:

MAYNE PHARMA PTY LTD A.C.N. 097 064 330
Common Seal

Signature of Director

PETER JOHN WILLCOX

Name of Director in full

Signature of Secretary/~~other Director~~

TIMOTHY ANGUS PAINE

Name of Secretary/~~other Director~~ in full

*See chapter 19 for defined terms.

23 November 2005

The Manager
Company Announcements
Australian Stock Exchange (Sydney) Limited
20 Bridge Street
SYDNEY NSW 2000

By Fax: 1900 999 279

Dear Sir or Madam

Substantial Holder
Mayne Pharma Limited

We wish to advise that due to the corporate restructuring of Mayne Group we have become a substantial shareholder in the above Company and enclose the formal notice. Our clients hold a relevant interest in 66,348,612 ordinary shares representing 10.36% of the issued fully paid ordinary capital.

Yours faithfully

Richard Grundy
Company Secretary

Maple-Brown Abbott Limited
Level 30, 20 Bond Street Sydney NSW 2000
Telephone 02 8226 6200 Facsimile 02 8226 620[illegible]
www.maple-brownabbott.com.au
ABN 73 001 208 564

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To Company Name/Scheme	Mayne Pharma Limited
ACN/ARSN	097 064 330

1. Details of substantial holder (1)

Name	Maple-Brown Abbott Limited
ACN/ARSN (if applicable)	001 208 564

The holder became a substantial holder on 21/11/05

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Fully paid ordinary	66,348,612	66,348,612	10.36%
shares			

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
-----------------------	-----Refer Annexure A----	---------------------

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Class and number of securities
-------------------	---------------Refer	Annexure A----------	-----------

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Refer Annexure A	21/11/05	122315058		66,348,612
		Estimate		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
N/A	N/A

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Maple-Brown Abbott Ltd	Level 30, 20 Bond Street, Sydney NSW 2000

Signature

print name Richard Grundy capacity Company Secretary

sign here date 23/ 11 /05

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 7 of the form.

(2) See the definition of "associate" in section 9 of the Corporations Act 2001.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Act 2001.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate or scheme multiplied by 100.

(7) Include details of:

(a) any relevant agreement or other circumstances by which the relevant interest was acquired. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Act 2001.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details must be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

Annexure A

Mayne Pharma
Registered Shareholdings as at 21 November 2005

Registered Name	Address	Holding
National Nominees Limited	GPO Box 1406M, MELBOURNE VIC 3001	22,901,589
State Street Australia Ltd	Level 7 - Unlisted Unit Trust Department, 338 Pitt Street, SYDNEY NSW 2000	17,938,156
RBC Global Services Australia Nominees Pty Limited	Level 16 & 17, 2 Park Street, SYDNEY NSW 2000	12,872,947
J.P. Morgan Nominees Australia Limited	Level 37, AAP Centre, 259 George Street, SYDNEY NSW 2000	5,324,252
Cogent Nominees Pty Limited	Level 8 BNP Paribas, 60 Castlereagh St, SYDNEY NSW 2000	3,749,348
Citicorp Nominees Pty Ltd	Level 2, 350 Collins Street, MELBOURNE VIC 3001	2,841,820
M F Custodians	Level 45, 55 Collins Street, MELBOURNE VIC 3000	700,000
Fite Holdings Pty Ltd	8 Duntroon Avenue, ROSEVILLE NSW 2069	15,000
Fonthill Pty Ltd	c/- Maple-Brown Abbott Limited, Level 30, 20 Bond Street, SYDNEY NSW 2000	4,000
J. Grundy	1 Eva Street, NORTHWOOD NSW 2066	1,500
		66,348,612

[signature] 22-11-05

LAZARD

LAZARD ASSET MANAGEMENT PACIFIC CO
LEVEL 39 GATEWAY
1 MACQUARIE PLACE
SYDNEY NSW 2000
PH: 61 2 8274 1400
FAX: 61 2 8274 1440

FACSIMILE TRANSMISSION

TO:	**Company Announcements**
CC:	
COMPANY:	**ASX**
FAX NUMBER:	**1900 999 279**
DATE:	**23 November 2005**
FROM:	**Belinda Tallis**

NO. OF PAGES (INCL. THIS PAGE): 6

MESSAGE:

Re: Mayne Pharma Limited

Form: Form 603 Notice of initial substantial holder

If you have any queries in relation to any of the content please contact Belinda Tallis, details above.

Kind regards.

BS Tallis

Belinda Tallis
Company Secretary

Form 603

Corporations Act 2001
Section 671B

Notice of initial substantial holder

To: Company Name/Scheme	Mayne Pharma Ltd Level 21, 390 St Kilda Road MELBOURNE VIC 3004
ACN/ARSN:	ACN 097 064 330

1. Details of substantial holder (1)

Name	Lazard Asset Management Pacific Co
ACN/ARSN (if applicable)	ACN 064 523 619
The holder became a substantial holder on:	21/11/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities (4)	Number of securities	Person's votes (5)	Voting power (6)
Ordinary	40,591,703	40,591,703	6.34%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest (7)	Class and number of securities
Lazard Asset Management Pacific Co and its associates listed in Annexure A	Relevant interest under section 608(1) of the Corporations Act	Ordinary – 40,591,703

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
See Annexure B of 2 pages					

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant Interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
Lazard Asset Management Pacific Co and its associates listed in Annexure A	21/11/2005		Shares issued pursuant to the implementation of the Mayne demerger.	Ordinary – 40,591,703

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association
See Annexure A for list of Associates	In respect of each Associate: Related Body Corporate of Lazard Asset Management Pacific Co

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Lazard Asset Management Pacific Co and its associates listed in Annexure A	Level 39, Gateway 1 Macquarie Place SYDNEY NSW 2000

Signature

Print name **Belinda Tallis** Capacity: Company Secretary

Sign here date 23 November 2005

Annexure 'A'

This is Annexure A of 1 page referred to in Form 603 Notice of initial substantial holder signed by me and dated 23 November 2005.

B S Tallis

Belinda Tallis
Company Secretary

23 November 2005
Dated

Associates of Lazard Asset Management Pacific Co. ACN 064 523 619

Lazard Asset Management LLC
Lazard Frères & Co LLC
Lazard Asset Management LLC
Lazard Brothers & Co., Ltd.
Lazard Asset Management (Canada), Inc.
Lazard Pension Management, Inc
Lazard Asset Management Limited, London
Lazard Japan Asset Management KK
Deutsche Lazard Asset Management Holding GmbH
Lazard Asset Management (Deutschland) GmbH
Lazard Funds Marketing GmbH, Frankfurt
Lazard Alternatives LLC
Lazard Investment Funds Limited, Dublin
Lazard Fund Managers Limited, London
Lazard Debt Recovery Management LLC
LAMP Administration Pty Ltd
Lazard Pty Ltd
Lazard Korea Investment Management Co. Ltd

Annexure 'B'

This is Annexure B of 2 pages referred to in Form 603, Notice of initial substantial holder, signed by me and dated 23 November 2005.

Belinda Tallis
Company Secretary

23 November 2005
Dated

Lazard Asset Management Pacific Co
ACN: 064 523 982

Annexure B - Present relevant holders

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder (8)	Nature of relevant interest (6)	Class and number of securities	Person's votes
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	JP Morgan Chase Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 1,648,475	Ordinary – 1,648,475
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	Citibank Pty Limited	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 2,369,417	Ordinary – 2,369,417
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	JP Morgan Chase Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 5,333,435	Ordinary – 5,333,435
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	State Street Australia Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 743,489	Ordinary – 743,489
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	Asgard Capital Management Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 25,279	Ordinary – 25,279
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 2,565,180	Ordinary – 2,565,180
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 1,989,710	Ordinary – 1,989,710
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	BNP Paribas	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 1,586,396	Ordinary – 1,586,396
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	State Street Australia Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 9,249,102	Ordinary – 9,249,102
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 2,907,469	Ordinary – 2,907,469
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	State Street Australia Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 2,635,428	Ordinary – 2,635,428
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 3,094,005	Ordinary – 3,094,005
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	JP Morgan Chase Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 2,184,340	Ordinary – 2,184,340
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 409,644	Ordinary – 409,644
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 315,002	Ordinary – 315,002
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 1,148,954	Ordinary – 1,148,954
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 528,131	Ordinary – 528,131
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 845,457	Ordinary – 845,457
Lazard Asset Management Pacific Co and each of its associates listed in Annexure A	National Australia Bank Ltd	The Current Registered Holder	Registered holder & taken to have a relevant interest under section 608 (1)	Ordinary – 1,012,789	Ordinary – 1,012,789

mayne

Mayne Pharma

An emerging mid-tier oncology company

November 2005

Forward looking statements

- Certain statements in this document relate to the future, including forward looking statements relating to Mayne Pharma Limited's financial position and strategy. These forward looking statements involve known and unknown risks, uncertainties, assumptions and other important factors that could cause the actual results, performance or achievements of Mayne Pharma to be materially different from future results, performance or achievements expressed or implied by such statements. Such risks, uncertainties, assumptions and other important factors include, among other things, general economic conditions, exchange rates, interest rates, the regulatory environment, structural changes in the industries in which Mayne Pharma operates, competitive pressures, selling price and market demand. The forward looking statements in this document reflect views held only as of the date of this document.

- Other than as required by law, neither Mayne Pharma nor any other person gives any representation, assurance or guarantee that the occurrence of the events expressed or implied in any forward looking statements in this document will actually occur.

- Mayne Pharma and its Directors disclaim any obligation or undertaking to disseminate after the date of this document any updates or revisions to any forward looking statements to reflect any change in expectations in relation to those statements or any change in events, conditions or circumstances on which any such statement is based.

- This presentation provides a strategic orientation for Mayne Pharma. The strategic and business plans for Mayne Pharma will be developed by Management and presented to the Board for review and approval in the first quarter of the 2006 calendar year.

Business overview

Key dates for Mayne Pharma

- Up to now part of conglomerate: Mayne Group Limited
- 18 Nov: Effective date of demerger: court hearing and scheme approval
- 21 Nov: Mayne Pharma (ASX: MYP) started trading

Mayne Pharma today[1]

- An oncology company with a strong foundation in injectable generic products today
- Deep expertise in developing products based on two key pillars of cancer agents: taxanes and platinums
- Significant commercial position with oncology community in Europe and Asia
- Initial presence in the United States
- Product portfolio focused on medicines used by the oncologist with over 150 marketed molecules

2005A Financials

Sales: US$516m (+35% on FY04)

EBITA: US$ 81m (+30% on FY04)

Geographical Sales Split



Americas
23%
EMEA
47%
Asia
Pacific
30%

An emerging mid-tier oncology company

(1) All financial figures in presentation converted to USD at rate of 0.75 USD/AUD

The opportunity

Become a leading global mid-tier oncology company

Defining oncology for Mayne Pharma

- A specialty customer-focused approach: the oncologist
- Portfolio focused on any product that an oncologist uses in treating their patients
  - analgesics to hormone therapies
  - injectable formulations to tablets
  - generic to patented products
  - cytostatics to antibiotics



Oncologist
Anti-cancer agents
Hormone Therapies
Pain Management
Antibiotics
Side effect reducers
Anti nausea
Other
In portfolio today
Portfolio expansion opportunities

Why focus on the oncology customer?

mayne

Oncology is a highly attractive market

A growing market

- Strong demographic trends with aging baby boomer population in western world
- Rate of cancer occurrence increases materially as people age

Price premium

- Life saving results lead to premium pricing opportunities
- Lower competition leads to higher margins post patent expiry for generics

Lower commercialisation costs

- Small oncologist community means smaller sales force and trade promotional expenses

High growth potential, higher prices, lower costs = higher profit growth

Why focus on the oncology customer?

mayne

Oncology is Mayne Pharma's key strength

- World class know-how in two key pillars in oncology treatments
  - Taxanes – derivatives of yew tree – e.g. paclitaxel
  - Platins – platinum based active ingredient – e.g. carboplatin
- Extensive, already developed oncology portfolio primarily coming from key generic cytostatic medicines
- Additional core oncology products in development pipeline (internal and external)
- Established commercial influence with oncologist community through foundation in generic oncology products
  - Significant positions in the Europe and Asia
  - Developing US position provides opportunity for growth

Why focus on the oncology customer?

Already a strong foundation in oncology

Mayne Pharma proportion of FY05 revenue by therapeutic class


Other
19%
Antidotes
3%
Cardiovascular
3%
Anaesthetics
2%
Oncology
73%

- Cancer treatment (defined as cytostatic therapy, injectable bisphosphonates, antibiotic and analgesic therapy) contributed over 70% of Mayne Pharma revenue in FY05

Why focus on the oncology customer?

Multiple growth opportunities in a highly focused sector

- Products at different stages of lifecycle
  - Generics, branded generics and patent protected products
- Multiple therapeutic classes including
  - Anti-cancer agents (e.g. cytostatics)
  - Antibiotics
  - Pain management
  - Adjuvant therapies
- Multiple development opportunities
  - Internal development to alliances to M&A

A European oncology player

- Strong UK oncology position
- Strengthening position in continental Europe (France, Italy, Germany, Spain and Nordic)
- Distribution in CEE

■ Mayne Pharma Coverage	UK, IE, BE, NL, LU, PT, IT, DE, FR, DK, NO, SE, FI, ES
Distributor Coverage	AT, TR, GR, CY, LT, EE, LV, HU, PL, CZ, SK, RU, BY, UA, BG, RO, KZ, UZ
△ Manufacturing Site	MMS - London, Birmingham Wasserburg, DE



Opportunity to leverage global presence

mayne



Americas
- 23% revenue*
- 327 employees

Key activities
- *Sales and marketing*: Direct in USA and Canada
- *Non-cytotoxic injectable manufacturing:* Aguadilla, Puerto Rico
- *API processing*: Boulder, USA
- *R&D and regulatory affairs*

EMEA
- 47% revenue*
- 586 employees

Key activities
- *Sales and marketing*: Direct in 15 countries; distribution in 33 countries
- *Non-cytotoxic injectable manufacturing* (Wasserburg, Germany)
- *Aseptic compounding facilities*: United Kingdom
- *R&D and regulatory affairs*

Asia Pacific
- 30% revenue*
- 1,148 employees

Key activities
- *Sales and marketing*: Direct in 6 countries; distribution in 10 countries
- *Cytotoxic and non-cytotoxic injectable manufacturing* (Mulgrave, Australia)
- *Oral manufacturing*: Salisbury, Australia
- *Cytotoxic injectable manufacturing joint venture:* India (under construction)
- *R&D and regulatory affairs*

* Based on fiscal year 2005 pro-forma revenue

Unlocking value

Unlocking value

	Actions	Outcomes
Operational Effectiveness	• Implement standard pharma processes • Portfolio management and prioritisation • Supply chain management • Resource alignment and KPIs	• Higher manufacturing efficiency • Lower inventories • Improved working capital • Higher cash flow
Harvesting Existing Products and Presence	• Fully harvest existing products to more markets – Focus on key products globally • Extract higher returns from geographic investments	• Leverage portfolio at low marginal cost
Complementing Portfolio	• *Bundling to the oncologist* • Extend and deepen oncology portfolio • Oncology products coming in part from big pharma consolidation fallout • Under-resourced oncology products in mid-tier pharma (EU and Japan)	• *Become the preferred supplier of the oncologist* • Stronger relationships and sales proposition • Competitive advantage

Conclusions

mayne

Investment highlights

- Mayne Pharma is focused on becoming a leading global mid-tier oncology company
- Mayne Pharma already has deep scientific know-how in key oncology pillars – taxane and platinum anti-cancer agents
- Mayne Pharma already has strong commercial clout in Europe and Asia and a growing one in the US
- Existing latent value can be unlocked relatively easily through:
  - Operational effectiveness
  - Harvesting Mayne's existing portfolio
  - Complementing portfolio with oncology-used products

Appendices

CEO background (Dr Thierry Soursac)

Pre-clinical, clinical and business experience

Academic qualifications

- Medical doctor, & PhD pharmacology, oncology research scientist
- Member of EORTC and member of advisory panel to CPMP for oncology
- MBA, Insead

Rhone Poulenc

- Hospital sales rep (France)
- Head of Marketing (France), Head of French Affiliate
- Head of Global Marketing and Corporate Strategy

Rhone Poulenc Rorer

- Global Head of Biotech Division then Head of Research worldwide
- President Global Commercial Operations (COO)

Aventis

- President Global Commercial Operations and Member of Management Board
- Chose to leave Aventis following Sanofi-Aventis hostile takeover

Mayne Pharma

- CEO and Managing Director since November 18, 2005

Europe has strong generic growth potential

mayne

2004 generic growth rates vs branded growth rates*
(by value in constant dollars)


40%
35%
30%
25%
20%
15%
10%
5%
0%
11%
6%
7%
8%
24%
5%
7%
1%
31%
6%
18%
5%
16%
8%
Total
USA
UK
Germany
France
Italy
Spain
Generic Growth
Branded Growth

- Generic pharma growth rates are substantially higher than branded in most major European markets
- Low penetration of generics in key European markets (e.g. France, Spain) provides strong opportunities
- Other reasons for continued growth:
  - Government pressure to reduce healthcare costs
  - Increased acceptance by medical profession and consumers
  - Large number of patents for block-buster drugs having expired in last few years

* IMS Health, Midas, MAT December 2004

Strong alliances developed in India

- Early mover position in injectable generic products
- India has strong oral generics capability but not yet cytotoxic injectable
- Compelling cost advantages in process development and manufacturing
- More opportunities to be evaluated

Counter Party	Products	Regions	Total LMV of products	Expected launch date
Intas	3 cytotoxic products	Various	Not disclosed	Not disclosed
Strides I	6 specialised injectable products	US	US$350 million	Progressive from FY2007
Strides II	Range of anti-infective products	US, Europe	US$1.1 billion	Progressive from FY2007
Zydus Cadila	Cytotoxic fill and finish plant	All	NA	From FY2008
Orchid	Injectable antibiotics	US, Europe	US$ 1.0 billion	Not disclosed

Recent launches and pipeline for future growth

mayne

Recent launches

- First to launch Paclitaxel in several European countries approximately 12 months ahead of competition
- First to launch Irinotecan in many European markets
- Carboplatin launched in US at patent expiry
- Vinorelbine launched in Canada and Australia

Expected future launches

- Epirubicin – Europe
- Other major oncology medicines

Product pipeline growth



LMV (US$millions)*
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
0
47
790
880
637
851
1,768
2,334
FY06
FY07
FY08
Submitted
Pending Submission
Litigation dependent

Local market value is the current annual sales of the innovator product
*The LMV for product launches is based on IMS MAT data to December 2004

Attractive financial profile

mayne

- FY05 revenue growth of 35% and EBITA growth of 30%
- 94% increase in net operating cash flow in FY05
- Sound balance sheet with expected net cash of USD19 million on demerger
- Recent investment has built strong platform for focused growth in oncology

High sales growth(1)


600
500
400
300
200
100
0
(US$ million)
350
383
516
2003A
2004A
2005A

2003A-05A CAGR: 21%

Strong EBITA growth(1)


90
80
70
60
50
40
30
20
10
0
(US$ million)
61
62
81
2003A
2004A
2005A

2003A-05A CAGR: 15%

(1) All financial figures in presentation converted to USD at rate of 0.75 USD/AUD

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduction 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of appointment	4 October 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
2,210 Ordinary shares to be issued on 30 November 2005 under the terms of the scheme of arrangement to effect the demerger of the company from Mayne Group Limited.

+ See chapter 19 for defined terms.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil.	Number & class of Securities

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Details of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduction 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of appointment	4 October 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
53,450 Ordinary shares to be issued on 30 November 2005 under the terms of the scheme of arrangement to effect the demerger of the company from Mayne Group Limited.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil.	Number & class of Securities

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Details of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduction 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of appointment	4 October 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil.

+See chapter 19 for defined terms.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest.	**Number & class of Securities**
Scheinkestel Superannuation Pty Ltd	7,590 Ordinary shares to be issued on 30 November 2005 under the terms of the scheme of arrangement to effect the demerger of the company from Mayne Group Limited.

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Details of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduction 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Thierry Soursac
Date of appointment	18 November 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
Nil.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest. Nil.	Number & class of Securities

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Details of contract	Employment agreement between Mayne Pharma Limited and Dr Soursac.
Nature of interest	2,700,000 options to acquire shares in Mayne Pharma Limited, exercisable as of 18 November 2005.
Name of registered holder (if issued securities)	Not applicable. Shares to be acquired on market under the Mayne Pharma Executive Share Option Plan at the time Dr Soursac elects to exercise an option.
No. and class of securities to which interest relates	2,700,000 options over fully paid ordinary shares.

Appendix 3X

Initial Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduction 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.1 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of appointment	4 October 2005

Part 1 - Director's relevant interests in securities of which the director is the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Number & class of securities
40,227 Ordinary shares to be issued on 30 November 2005 under the terms of the scheme of arrangement to effect the demerger of the company from Mayne Group Limited.

+See chapter 19 for defined terms.

Part 2 - Director's relevant interests in securities of which the director is not the registered holder
In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Name of holder & nature of interest Note: Provide details of the circumstances giving rise to the relevant interest	**Number & class of Securities**
Peter John Willcox Superannuation Fund	5,000 Ordinary shares to be issued on 30 November 2005 under the terms of the scheme of arrangement to effect the demerger of the company from Mayne Group Limited.

Part 3 - Director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Details of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
No. and class of securities to which interest relates	N/A

STANDARD
&POOR'S

Press Release

Standard & Poor's Announces December 2005 Quarterly Rebalance to the S&P/ASX Indices

Sydney, December 2, 2005 — Standard & Poor's Index Services, the leading provider of equity indices in Australia, announces that effective close of trade December 16, 2005 the following constituent additions and deletions will take place in the S&P/ASX 200 and related indices.

S&P/ASX 20

ADDITIONS
MIG MACQUARIE INFRASTRUCTURE GROUP

REMOVALS
AWC ALUMINA LIMITED

S&P/ASX 50 (currently 51 stocks)

ADDITIONS
CNP CENTRO PROPERTIES GROUP

REMOVALS
MYP MAYNE PHARMA LIMITED
SYB SYMBION HEALTH LIMITED

S&P/ASX 100

ADDITIONS
TTS TATTERSALL'S LIMITED

REMOVALS
GNS GUNNS LIMITED

S&P/ASX 200

ADDITIONS
TTS TATTERSALL'S LIMITED

REMOVALS
LSG LION SELECTION GROUP LIMITED

S&P/ASX 300

ADDITIONS

TTS TATTERSALL'S LIMITED

REMOVALS

NONE

All Ordinaries

ADDITIONS

TTS TATTERSALL'S LIMITED

REMOVALS

NONE

Company additions to and deletions from a Standard & Poor's index do not in any way reflect an opinion on the investment merits of the company. Information about the S&P/ASX index methodology is available at www.standardandpoors.com.au.

About Standard & Poor's

Standard & Poor's, a division of The McGraw-Hill Companies (NYSE:MHP), is the world's foremost provider of independent credit ratings, indices, risk evaluation, investment research, data and valuations. With 6000 employees located in 21 countries, Standard & Poor's is an essential part of the world's financial infrastructure and has played a leading role for more than 140 years in providing investors with the independent benchmarks they need to feel more confident about their investment and financial decisions.

For more information contact:

Jason Hill, Index Services
(61) 2 9255 9870 Tel

Sharon Beach, Media
(61) 3 9631 2152 Tel

Terry Ng, Index Services
(61) 2 9255 9870 Tel

ASX PERPETUAL
REGISTRARS

REQUEST ID : 01353269
REPORT DATE: 01/12/2005
REPORT TIME: 16 17 35

MAYNE PHARMA LIMITED

TOP 20 INVESTORS REPORT
THURSDAY 1 DECEMBER 2005

PARAMETERS

Issuer Code	:	MYP
Report Name	:	TOP N REPORT
Security Group	:	
Security Code	:	MYP
As At Date	:	CURRENT
Top n	:	20
Top Type	:	(N)UMBER
Top n OR First n	:	TOP N
Investor Groups	:	N
Display Investors in Group	:	N
Display Address	:	N
Display HIN / SRN	:	N
Current OR Available Bal	:	CURRENT
Foreign / Domestic	:	ALL
Holding Exclusions	:	
PDF Output	:	Y
CSV Output	:	N
Orient Capital CSV Output	:	N

ASX PERPETUAL
REGISTRARS

MAYNE PHARMA LIMITED

TOP 20 INVESTORS REPORT
THURSDAY 1 DECEMBER 2005

Rank	Investor	Current Balance	% Issued Capital
Security: MYP - FULLY PAID ORDINARY SHARES			
1	WESTPAC CUSTODIAN NOMINEES LIMITED	115,583,165	18.04%
2	J P MORGAN NOMINEES AUSTRALIA LIMITED	92,537,917	14.44%
3	NATIONAL NOMINEES LIMITED	77,141,745	12.04%
4	ANZ NOMINEES LIMITED <CASH INCOME A/C>	22,065,993	3.44%
5	CITICORP NOMINEES PTY LIMITED	18,538,156	2.89%
6	COGENT NOMINEES PTY LIMITED	18,463,168	2.88%
7	RBC GLOBAL SERVICES AUSTRALIA NOMINEES PTY LIMITED	12,860,788	2.01%
8	QUEENSLAND INVESTMENT CORPORATION	11,006,883	1.72%
9	HSBC CUSTODY NOMINEES (AUSTRALIA) LIMITED-GSI ECSA	10,936,743	1.71%
10	WESTPAC FINANCIAL SERVICES LIMITED	10,671,534	1.67%
11	RBM NOMINEES PTY LTD <CASH PROTECTION A/C>	9,495,326	1.48%
12	GOVERNMENT SUPERANNUATION OFFICE <STATE SUPER FUND A/C>	7,410,139	1.16%
13	AMP LIFE LIMITED	7,029,038	1.10%
14	VICTORIAN WORKCOVER AUTHORITY	4,864,066	.76%
15	MLEQ NOMINEES PTY LIMITED <UNPAID1 A/C>	4,342,640	.68%
16	COGENT NOMINEES PTY LIMITED <SMP ACCOUNTS>	3,818,144	.60%
17	ARGO INVESTMENTS LIMITED	3,471,070	.54%
18	TRANSPORT ACCIDENT COMMISSION	2,562,626	.40%
19	WESTPAC LIFE INSURANCE SERVICES LIMITED	2,530,391	.39%

MAYNE PHARMA LIMITED

TOP 20 INVESTORS REPORT
THURSDAY 1 DECEMBER 2005

Rank	Investor	Current Balance		% Issued Capital
20	CITICORP NOMINEES PTY LIMITED <CFSIL CWLTH BOFF SUPER A/C>	2,380,881		.37%

		Investors	
TOTAL FOR TOP 20:	437,710,313	20	68.32%

		Investors	
TOTAL IN THIS REPORT:	437,710,313	20	68.32%
TOTAL OTHER INVESTORS:	202,945,103	68,741	31.68%
GRAND TOTAL:	640,655,416	68,761	100.00%

end of report

ASX PERPETUAL
REGISTRARS

REQUEST ID : 01353258
REPORT DATE: 01/12/2005
REPORT TIME: 16 14.58

MAYNE PHARMA LIMITED

INVESTOR RANGES
THURSDAY 1 DECEMBER 2005

PARAMETERS

Issuer Code	:	MYP
Report Name	:	INVESTOR RANGES REPORT
Security Group	:	
Security Code	:	MYP
As At Date	:	CURRENT
Foreign / Domestic	:	ALL

ASX PERPETUAL
REGISTRARS

MAYNE PHARMA LIMITED

INVESTOR RANGES
THURSDAY 1 DECEMBER 2005

Security Code : MYP FULLY PAID ORDINARY SHARES

Ranges	Investors	Securities	% Issued Capital
Holding Type : Issuer Sponsored			
1 - 1000	22.054	6,557.117	1 02
1001 - 5000	9,066	20,332,460	3 17
5001 - 10000	1,387	9,711,140	1.52
10001 - 100000	820	16,916,159	2 64
100001 and Over	24	12.039,101	1 88
Total	33,351	65,556.997	10 23
Holding Type : C H E S S			
1 - 1000	12,907	6,925,658	1 08
1001 - 5000	18,190	42,278,166	6 60
5001 - 10000	2,801	20.003.633	3 12
10001 - 100000	1,405	28,501,927	4 45
100001 and Over	107	477,390,035	74 52
Total	35,410	575.099,419	89 77
Totals for Security Code MYP			
1 - 1000	34,961	13,482,775	2.11
1001 - 5000	27,258	62,610,646	9.77
5001 - 10000	4,188	29,714,773	4.64
10001 - 100000	2,225	45,418,086	7.09
100001 and Over	131	489,429,136	76.39
Total	68,761	640,655,416	100.00

The number of security investors holding less than a marketable parcel of 187 securities ($2.680 on 30/11/2005) is 15502 and they hold 1717782 securities.

end of report

Westpac
Australia's First Bank

Westpac Banking Corporation ABN 33 007 457 141

Group Secretariat
Level 25, 60 Martin Place
SYDNEY NSW 2000
Telephone: (61 2) 9216 0390
Facsimile: (61 2) 9226 1888

2 December 2005

Company Announcements Platform
Australian Stock Exchange Limited
20 Bridge Street
SYDNEY NSW 2000

Dear Sir/Madam

Substantial Shareholder Notice

In accordance with section 671B(3) of the Corporations Act 2001 (Cth), we attach our Notice of Initial Substantial Shareholder Notice (Form 603) in respect of MAYNE PHARMA LIMITED.

Yours faithfully

Emma Lawler
Company Secretary

Form 603

Corporations Law
Section 671B

Notice of initial substantial holder

To Company Name/Scheme MAYNE PHARMA LIMITED

ACN/ARSN ABN 58 097 064 330

1. Details of substantial holder(1)

Name WESTPAC BANKING CORPORATION (WBC)

ACN/ARSN (if applicable) ABN 33 007 457 141

The holder became a substantial holder on 24/11/2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate (2) had a relevant interest (3) in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Person's votes (5)	Voting power (6)
Ordinary Shares	38,980,299	38,980,299	6.09%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Registered holder of securities	Nature of relevant interest (6)	Number of securities
BT Investment Management No.2 Limited	Westpac Custodian Nominees Limited	BT Investment Management No.2 Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	9,624,146
BT Funds Management Limited	Westpac Custodian Nominees Limited	BT Funds Management Limited is the manager of various superannuation funds, institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	11,451,813
BT Investment Management No.3 Pty Limited	Westpac Custodian Nominees Limited	BT Investment Management No.3 Pty Limited is the manager of various superannuation funds,	17,904,340

		institutional investor portfolios and unit trusts and, in that capacity, can exercise the power to vote or dispose of the shares.	

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Persons entitled to be registered as holder (8)	Class and number of securities
BT Investment Management No.2 Limited	Westpac Custodian Nominees Limited	See Schedule	
BT Funds Management Limited	Westpac Custodian Nominees Limited	See Schedule	
BT Investment Management No.3 Pty Limited	Westpac Custodian Nominees Limited	See Schedule	

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration (9)		Class and number of securities
		Cash	Non-cash	
WBC & associates	See Schedule	See Schedule		

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable)	Nature of association

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
Westpac Banking Corporation (WBC)	Level 25, 60 Martin Place, Sydney NSW 2000
Westpac Financial Services Group Limited (WFSG)	Level 15, Chifley Tower, 2 Chifley Square, Sydney NSW 2000
BT Investment Management No.2 Limited	Level 15, Chifley Tower, 2 Chifley Square, Sydney NSW 2000
BT Funds Management Limited	Level 15, Chifley Tower, 2 Chifley Square, Sydney NSW 2000
BT Investment Management No.3 Pty Limited	Level 15, Chifley Tower, 2 Chifley Square, Sydney NSW 2000
Mayne Pharma Limited	Level 21, 390 St. Kilda Rd, Melbourne VIC 3004

Signature

print name Emma Lawler capacity Company Secretary

sign here date 2/12/2005

DIRECTIONS

(1) If there are a number of substantial holders with similar or related relevant interests (eg. a corporation and its related corporations, or the manager and trustee of an equity trust), the names could be included in an annexure to the form. If the relevant interests of a group of persons are essentially similar, they may be referred to throughout the form as a specifically named group if the membership of each group, with the names and addresses of members is clearly set out in paragraph 6of the form.

(2) See the definition of "associate" in section 9 of the Corporations Law.

(3) See the definition of "relevant interest" in sections 608 and 671B(7) of the Corporations Law.

(4) The voting shares of a company constitute one class unless divided into separate classes.

(5) The total number of votes attached to all the voting shares in the company or voting interests in the scheme (if any) that the person or an associate has a relevant interest in.

(6) The person's votes divided by the total votes in the body corporate scheme multiplied by 100.

(7) Include details of:

(a) Any relevant agreement or other circumstances because of which the change in relevant interest occurred. If subsection 671B(4) applies, a copy of any document setting out the terms of any relevant agreement, and with a statement by the person giving full and accurate details of any contract, scheme or arrangement, must accompany this form, together with a written statement certifying this contract, scheme or arrangement; and

(b) Any qualification of the power of a person to exercise, control the exercise of, or influence the exercise of, the voting powers or disposal of the securities to which the relevant interest relates (indicating clearly the particular securities to which the qualification applies).

See the definition of "relevant agreement" in section 9 of the Corporations Law.

(8) If the substantial holder is unable to determine the identity of the person (eg. if the relevant interest arises because of an option) write "unknown".

(9) Details of the consideration must include any and all benefits, money and other, that any person from whom a relevant interest was acquired has, or may, become entitled to receive in relation to that acquisition. Details must be included even if the benefit is conditional on the happening or not of a contingency. Details mus be included of any benefit paid on behalf of the substantial holder or its associate in relation to the acquisitions, even if they are not paid directly to the person from whom the relevant interest was acquired.

SCHEDULE 2

Sales & Purchases for the period : 21/11/05 to 24/11/05
SECURITY: MYP

BT Investment Management No. 2 Ltd

Date	Registered Company		Quantity	Value
21/11/05	BNP Fund Services Australasia		131,677	0
22/11/05	BNP Fund Services Australasia		13,430	36,282
		Total	**145,107**	**36,282**

Date	Registered Company		Quantity	Value
21/11/05	Citicorp Nominees Pty Ltd		70,466	0
21/11/05	Citicorp Nominees Pty Ltd		491,892	0
22/11/05	Citicorp Nominees Pty Ltd		4,820	13,022
22/11/05	Citicorp Nominees Pty Ltd		25,940	70,080
		Total	**593,118**	**83,101**

Date	Registered Company		Quantity	Value
21/11/05	JP Morgan Chase Bank		833,201	0
21/11/05	JP Morgan Chase Bank		387,415	0
22/11/05	JP Morgan Chase Bank		38,560	104,174
22/11/05	JP Morgan Chase Bank		17,940	48,467
		Total	**1,277,116**	**152,640**

Date	Registered Company		Quantity	Value
21/11/05	National Custodian Nominees		239,396	709,809
21/11/05	National Custodian Nominees		-79	-251
21/11/05	National Custodian Nominees		-84	-268
21/11/05	National Custodian Nominees		-3,023	-9,522
22/11/05	National Custodian Nominees		-900	-3,009
22/11/05	National Custodian Nominees		-1,500	-5,100
22/11/05	National Custodian Nominees		-2,100	-6,792
		Total	**231,710**	**684,866**

Date	Registered Company		Quantity	Value
21/11/05	National Custodian Nominees		239,396	0
22/11/05	National Custodian Nominees		17,740	47,926
		Total	**257,136**	**47,926**

Date	Registered Company		Quantity	Value
21/11/05	Northern Trust Singapore		317,863	0
21/11/05	Northern Trust Singapore		77,626	0
22/11/05	Northern Trust Singapore		15,060	40,686
22/11/05	Northern Trust Singapore		3,680	9,942
		Total	**414,229**	**50,628**

Date	Registered Company		Quantity	Value
21/11/05	Permanent Trustee Australia Limited		155,875	0
22/11/05	Permanent Trustee Australia Limited		8,400	22,693
		Total	**164,275**	**22,693**

Date	Registered Company		Quantity	Value
21/11/05	Westpac Custodian Nominees		108,540	0
21/11/05	Westpac Custodian Nominees		39,216	0
21/11/05	Westpac Custodian Nominees		993,331	0

21/11/05	Westpac Custodian Nominees		828,506	0
21/11/05	Westpac Custodian Nominees		223,233	0
21/11/05	Westpac Custodian Nominees		1,038,633	0
21/11/05	Westpac Custodian Nominees		-796,000	-2,268,600
21/11/05	Westpac Custodian Nominees		3,816	0
21/11/05	Westpac Custodian Nominees		324,018	0
21/11/05	Westpac Custodian Nominees		38,920	0
21/11/05	Westpac Custodian Nominees		862,169	0
21/11/05	Westpac Custodian Nominees		796,000	2,268,600
21/11/05	Westpac Custodian Nominees		295,117	0
21/11/05	Westpac Custodian Nominees		47,221	0
21/11/05	Westpac Custodian Nominees		24,544	0
21/11/05	Westpac Custodian Nominees		41,716	0
21/11/05	Westpac Custodian Nominees		365,622	0
21/11/05	Westpac Custodian Nominees		15,839	0
21/11/05	Westpac Custodian Nominees		152,239	0
21/11/05	Westpac Custodian Nominees		467,806	0
21/11/05	Westpac Custodian Nominees		334,620	0
21/11/05	Westpac Custodian Nominees		35,323	0
21/11/05	Westpac Custodian Nominees		107,570	0
22/11/05	Westpac Custodian Nominees		1,650	4,458
22/11/05	Westpac Custodian Nominees		46,660	126,057
22/11/05	Westpac Custodian Nominees		35,960	97,150
22/11/05	Westpac Custodian Nominees		9,040	24,422
22/11/05	Westpac Custodian Nominees		11,560	31,231
22/11/05	Westpac Custodian Nominees		60	162
22/11/05	Westpac Custodian Nominees		21,110	57,031
22/11/05	Westpac Custodian Nominees		1,540	4,160
22/11/05	Westpac Custodian Nominees		66,520	179,710
22/11/05	Westpac Custodian Nominees		10,960	29,610
22/11/05	Westpac Custodian Nominees		840	2,269
22/11/05	Westpac Custodian Nominees		1,640	4,431
22/11/05	Westpac Custodian Nominees		13,520	36,526
22/11/05	Westpac Custodian Nominees		580	1,567
22/11/05	Westpac Custodian Nominees		6,460	17,452
22/11/05	Westpac Custodian Nominees		24,880	67,216
22/11/05	Westpac Custodian Nominees		25,280	68,296
22/11/05	Westpac Custodian Nominees		2,890	7,808
22/11/05	Westpac Custodian Nominees		1,700	4,593
		Total	**6,630,849**	**764,148**

Date	**Registered Company**		**Quantitiy**	**Value**
21/11/2005	Morgan Stanley HK		125,600	312,744
22/11/2005	Morgan Stanley HK		15,600	43,926
		Total	**141,200**	**356,670**

Date	**Registered Company**		**Quantitiy**	**Value**
21/11/2005	UBS Warburg		-6,796	-16,922
21/11/2005	UBS Warburg		163,256	-406,507
22/11/2005	UBS Warburg		-38,000	-104,235
24/11/2005	UBS Warburg		-125,256	-338,087
		Total	**-6,796**	**-865,751**

BT Investment Management No. 2 Ltd TOTAL	**9,847,944**	**1,333,204**

BT Funds Management Ltd

Date	Registered Company		Quantity	Value
21/11/05	Westpac Custodian Nominees		1,044,749	0
21/11/05	Westpac Custodian Nominees		4,328,006	0
21/11/05	Westpac Custodian Nominees		4,715,452	0
21/11/05	Westpac Custodian Nominees		73,871	0
21/11/05	Westpac Custodian Nominees		384,204	0
22/11/05	Westpac Custodian Nominees		47,550	128,461
22/11/05	Westpac Custodian Nominees		183,220	494,987
22/11/05	Westpac Custodian Nominees		218,550	590,435
22/11/05	Westpac Custodian Nominees		3,590	9,699
22/11/05	Westpac Custodian Nominees		7,590	20,505
		Total	**11,006,782**	**1,244,087**

BT Funds Management Ltd TOTAL:	**11,006,782**	**1,244,087**

BT Investment Management No.3 Pty Ltd

Date	Registered Company	Quantity	Value
21/11/05	Westpac Custodian Nominees	1,015,731	0
21/11/05	Westpac Custodian Nominees	1,672,999	0
21/11/05	Westpac Custodian Nominees	110,932	0
21/11/05	Westpac Custodian Nominees	84,760	0
21/11/05	Westpac Custodian Nominees	661,700	0
21/11/05	Westpac Custodian Nominees	39,201	0
21/11/05	Westpac Custodian Nominees	90,427	0
21/11/05	Westpac Custodian Nominees	1,597,758	0
21/11/05	Westpac Custodian Nominees	305,311	0
21/11/05	Westpac Custodian Nominees	3,442,626	0
21/11/05	Westpac Custodian Nominees	114,997	0
21/11/05	Westpac Custodian Nominees	5,210,842	0
21/11/05	Westpac Custodian Nominees	10,768	0
21/11/05	Westpac Custodian Nominees	3,874	0
21/11/05	Westpac Custodian Nominees	5,018	0
21/11/05	Westpac Custodian Nominees	4,100	0
21/11/05	Westpac Custodian Nominees	1,100	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	15,604	0
21/11/05	Westpac Custodian Nominees	4,425	0
21/11/05	Westpac Custodian Nominees	4,700	0
21/11/05	Westpac Custodian Nominees	7,950	0
21/11/05	Westpac Custodian Nominees	2,415	0
21/11/05	Westpac Custodian Nominees	1,706	0
21/11/05	Westpac Custodian Nominees	6,811	0
21/11/05	Westpac Custodian Nominees	2,400	0
21/11/05	Westpac Custodian Nominees	11,672	0
21/11/05	Westpac Custodian Nominees	1,460	0
21/11/05	Westpac Custodian Nominees	10,886	0
21/11/05	Westpac Custodian Nominees	5,044	0
21/11/05	Westpac Custodian Nominees	7,459	0
21/11/05	Westpac Custodian Nominees	2,066	0
21/11/05	Westpac Custodian Nominees	5,669	0
21/11/05	Westpac Custodian Nominees	1,250	0
21/11/05	Westpac Custodian Nominees	2,460	0
21/11/05	Westpac Custodian Nominees	3,850	0
21/11/05	Westpac Custodian Nominees	1,030	0

21/11/05	Westpac Custodian Nominees	2,680	0
21/11/05	Westpac Custodian Nominees	1,210	0
21/11/05	Westpac Custodian Nominees	910	0
21/11/05	Westpac Custodian Nominees	1,311	0
21/11/05	Westpac Custodian Nominees	1,940	0
21/11/05	Westpac Custodian Nominees	4,800	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	2,700	0
21/11/05	Westpac Custodian Nominees	4,700	0
21/11/05	Westpac Custodian Nominees	10,665	0
21/11/05	Westpac Custodian Nominees	6,000	0
21/11/05	Westpac Custodian Nominees	1,770	0
21/11/05	Westpac Custodian Nominees	7,030	0
21/11/05	Westpac Custodian Nominees	4,700	0
21/11/05	Westpac Custodian Nominees	1,620	0
21/11/05	Westpac Custodian Nominees	9,528	0
21/11/05	Westpac Custodian Nominees	3,521	0
21/11/05	Westpac Custodian Nominees	2,721	0
21/11/05	Westpac Custodian Nominees	1,400	0
21/11/05	Westpac Custodian Nominees	5,010	0
21/11/05	Westpac Custodian Nominees	4,478	0
21/11/05	Westpac Custodian Nominees	2,777	0
21/11/05	Westpac Custodian Nominees	4,861	0
21/11/05	Westpac Custodian Nominees	2,500	0
21/11/05	Westpac Custodian Nominees	5,140	0
21/11/05	Westpac Custodian Nominees	1,701	0
21/11/05	Westpac Custodian Nominees	13,500	0
21/11/05	Westpac Custodian Nominees	4,586	0
21/11/05	Westpac Custodian Nominees	8,582	0
21/11/05	Westpac Custodian Nominees	1,200	0
21/11/05	Westpac Custodian Nominees	1,750	0
21/11/05	Westpac Custodian Nominees	4,976	0
21/11/05	Westpac Custodian Nominees	3,300	0
21/11/05	Westpac Custodian Nominees	2,092	0
21/11/05	Westpac Custodian Nominees	2,120	0
21/11/05	Westpac Custodian Nominees	4,981	0
21/11/05	Westpac Custodian Nominees	6,168	0
21/11/05	Westpac Custodian Nominees	3,175	0
21/11/05	Westpac Custodian Nominees	4,759	0
21/11/05	Westpac Custodian Nominees	2,700	0
21/11/05	Westpac Custodian Nominees	6,000	0
21/11/05	Westpac Custodian Nominees	3,840	0
21/11/05	Westpac Custodian Nominees	2,761	0
21/11/05	Westpac Custodian Nominees	2,651	0
21/11/05	Westpac Custodian Nominees	5,200	0
21/11/05	Westpac Custodian Nominees	3,759	0
21/11/05	Westpac Custodian Nominees	4,338	0
21/11/05	Westpac Custodian Nominees	3,800	0
21/11/05	Westpac Custodian Nominees	3,801	0
21/11/05	Westpac Custodian Nominees	3,946	0
21/11/05	Westpac Custodian Nominees	4,973	0
21/11/05	Westpac Custodian Nominees	5,570	0
21/11/05	Westpac Custodian Nominees	2,037	0
21/11/05	Westpac Custodian Nominees	10,125	0
21/11/05	Westpac Custodian Nominees	1,100	0
21/11/05	Westpac Custodian Nominees	1,943	0
21/11/05	Westpac Custodian Nominees	12,958	0
21/11/05	Westpac Custodian Nominees	10,348	0

21/11/05	Westpac Custodian Nominees	10,730	0
21/11/05	Westpac Custodian Nominees	4,643	0
21/11/05	Westpac Custodian Nominees	3,668	0
21/11/05	Westpac Custodian Nominees	7,000	0
21/11/05	Westpac Custodian Nominees	3,379	0
21/11/05	Westpac Custodian Nominees	2,793	0
21/11/05	Westpac Custodian Nominees	1,314	0
21/11/05	Westpac Custodian Nominees	4,699	0
21/11/05	Westpac Custodian Nominees	4,400	0
21/11/05	Westpac Custodian Nominees	6,100	0
21/11/05	Westpac Custodian Nominees	9,900	0
21/11/05	Westpac Custodian Nominees	17,800	0
21/11/05	Westpac Custodian Nominees	7,100	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	9,188	0
21/11/05	Westpac Custodian Nominees	5,700	0
21/11/05	Westpac Custodian Nominees	13,143	0
21/11/05	Westpac Custodian Nominees	6,633	0
21/11/05	Westpac Custodian Nominees	2,642	0
21/11/05	Westpac Custodian Nominees	8,319	0
21/11/05	Westpac Custodian Nominees	5,300	0
21/11/05	Westpac Custodian Nominees	34,800	0
21/11/05	Westpac Custodian Nominees	9,600	0
21/11/05	Westpac Custodian Nominees	1,400	0
21/11/05	Westpac Custodian Nominees	3,242	0
21/11/05	Westpac Custodian Nominees	1,900	0
21/11/05	Westpac Custodian Nominees	4,496	0
21/11/05	Westpac Custodian Nominees	3,800	0
21/11/05	Westpac Custodian Nominees	1,536	0
21/11/05	Westpac Custodian Nominees	2,951	0
21/11/05	Westpac Custodian Nominees	2,200	0
21/11/05	Westpac Custodian Nominees	1,250	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	5,500	0
21/11/05	Westpac Custodian Nominees	2,041	0
21/11/05	Westpac Custodian Nominees	9,161	0
21/11/05	Westpac Custodian Nominees	13,950	0
21/11/05	Westpac Custodian Nominees	1,850	0
21/11/05	Westpac Custodian Nominees	2,900	0
21/11/05	Westpac Custodian Nominees	9,634	0
21/11/05	Westpac Custodian Nominees	3,742	0
21/11/05	Westpac Custodian Nominees	2,920	0
21/11/05	Westpac Custodian Nominees	4,500	0
21/11/05	Westpac Custodian Nominees	7,800	0
21/11/05	Westpac Custodian Nominees	16,369	0
21/11/05	Westpac Custodian Nominees	6,500	0
21/11/05	Westpac Custodian Nominees	6,364	0
21/11/05	Westpac Custodian Nominees	4,708	0
21/11/05	Westpac Custodian Nominees	3,208	0
21/11/05	Westpac Custodian Nominees	10,183	0
21/11/05	Westpac Custodian Nominees	9,400	0
21/11/05	Westpac Custodian Nominees	10,300	0
21/11/05	Westpac Custodian Nominees	5,031	0
21/11/05	Westpac Custodian Nominees	6,400	0
21/11/05	Westpac Custodian Nominees	2,112	0
21/11/05	Westpac Custodian Nominees	4,600	0
21/11/05	Westpac Custodian Nominees	3,099	0
21/11/05	Westpac Custodian Nominees	5,800	0

21/11/05	Westpac Custodian Nominees	2,400	0
21/11/05	Westpac Custodian Nominees	2,970	0
21/11/05	Westpac Custodian Nominees	20,000	0
21/11/05	Westpac Custodian Nominees	4,500	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	14,257	0
21/11/05	Westpac Custodian Nominees	3,600	0
21/11/05	Westpac Custodian Nominees	4,993	0
21/11/05	Westpac Custodian Nominees	2,200	0
21/11/05	Westpac Custodian Nominees	1,100	0
21/11/05	Westpac Custodian Nominees	11,700	0
21/11/05	Westpac Custodian Nominees	2,735	0
21/11/05	Westpac Custodian Nominees	6,000	0
21/11/05	Westpac Custodian Nominees	4,800	0
21/11/05	Westpac Custodian Nominees	3,000	0
21/11/05	Westpac Custodian Nominees	7,151	0
21/11/05	Westpac Custodian Nominees	1,174	0
21/11/05	Westpac Custodian Nominees	1,458	0
21/11/05	Westpac Custodian Nominees	8,263	0
21/11/05	Westpac Custodian Nominees	3,400	0
21/11/05	Westpac Custodian Nominees	31,560	0
21/11/05	Westpac Custodian Nominees	11,000	0
21/11/05	Westpac Custodian Nominees	2,530	0
21/11/05	Westpac Custodian Nominees	3,300	0
21/11/05	Westpac Custodian Nominees	6,390	0
21/11/05	Westpac Custodian Nominees	3,994	0
21/11/05	Westpac Custodian Nominees	1,035	0
21/11/05	Westpac Custodian Nominees	5,108	0
21/11/05	Westpac Custodian Nominees	2,631	0
21/11/05	Westpac Custodian Nominees	4,979	0
21/11/05	Westpac Custodian Nominees	7,356	0
21/11/05	Westpac Custodian Nominees	6,267	0
21/11/05	Westpac Custodian Nominees	6,400	0
21/11/05	Westpac Custodian Nominees	2,433	0
21/11/05	Westpac Custodian Nominees	6,679	0
21/11/05	Westpac Custodian Nominees	1,783	0
21/11/05	Westpac Custodian Nominees	3,342	0
21/11/05	Westpac Custodian Nominees	6,774	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	4,994	0
21/11/05	Westpac Custodian Nominees	9,600	0
21/11/05	Westpac Custodian Nominees	5,700	0
21/11/05	Westpac Custodian Nominees	7,842	0
21/11/05	Westpac Custodian Nominees	7,842	0
21/11/05	Westpac Custodian Nominees	2,297	0
21/11/05	Westpac Custodian Nominees	4,539	0
21/11/05	Westpac Custodian Nominees	4,100	0
21/11/05	Westpac Custodian Nominees	2,700	0
21/11/05	Westpac Custodian Nominees	3,100	0
21/11/05	Westpac Custodian Nominees	25,820	0
21/11/05	Westpac Custodian Nominees	20,822	0
21/11/05	Westpac Custodian Nominees	2,222	0
21/11/05	Westpac Custodian Nominees	3,000	0
21/11/05	Westpac Custodian Nominees	7,018	0
21/11/05	Westpac Custodian Nominees	29,353	0
21/11/05	Westpac Custodian Nominees	3,300	0
21/11/05	Westpac Custodian Nominees	12,523	0
21/11/05	Westpac Custodian Nominees	1,400	0

21/11/05	Westpac Custodian Nominees	6,853	0
21/11/05	Westpac Custodian Nominees	5,450	0
21/11/05	Westpac Custodian Nominees	4,207	0
21/11/05	Westpac Custodian Nominees	10,000	0
21/11/05	Westpac Custodian Nominees	16,823	0
21/11/05	Westpac Custodian Nominees	23,678	0
21/11/05	Westpac Custodian Nominees	941	0
21/11/05	Westpac Custodian Nominees	7,986	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	2,300	0
21/11/05	Westpac Custodian Nominees	3,350	0
21/11/05	Westpac Custodian Nominees	4,876	0
21/11/05	Westpac Custodian Nominees	4,713	0
21/11/05	Westpac Custodian Nominees	1,700	0
21/11/05	Westpac Custodian Nominees	5,300	0
21/11/05	Westpac Custodian Nominees	5,916	0
21/11/05	Westpac Custodian Nominees	4,393	0
21/11/05	Westpac Custodian Nominees	25,343	0
21/11/05	Westpac Custodian Nominees	3,232	0
21/11/05	Westpac Custodian Nominees	1,000	0
21/11/05	Westpac Custodian Nominees	6,900	0
21/11/05	Westpac Custodian Nominees	27,466	0
21/11/05	Westpac Custodian Nominees	4,592	0
21/11/05	Westpac Custodian Nominees	2,543	0
21/11/05	Westpac Custodian Nominees	1,469	0
21/11/05	Westpac Custodian Nominees	8,513	0
21/11/05	Westpac Custodian Nominees	9,000	0
21/11/05	Westpac Custodian Nominees	4,053	0
21/11/05	Westpac Custodian Nominees	4,410	0
21/11/05	Westpac Custodian Nominees	5,222	0
21/11/05	Westpac Custodian Nominees	2,010	0
21/11/05	Westpac Custodian Nominees	1,350	0
21/11/05	Westpac Custodian Nominees	5,327	0
21/11/05	Westpac Custodian Nominees	8,557	0
21/11/05	Westpac Custodian Nominees	7,638	0
21/11/05	Westpac Custodian Nominees	6,054	0
21/11/05	Westpac Custodian Nominees	18,860	0
21/11/05	Westpac Custodian Nominees	11,171	0
21/11/05	Westpac Custodian Nominees	6,790	0
21/11/05	Westpac Custodian Nominees	11,909	0
21/11/05	Westpac Custodian Nominees	2,652	0
21/11/05	Westpac Custodian Nominees	5,554	0
21/11/05	Westpac Custodian Nominees	5,500	0
21/11/05	Westpac Custodian Nominees	2,200	0
21/11/05	Westpac Custodian Nominees	12,487	0
21/11/05	Westpac Custodian Nominees	3,466	0
21/11/05	Westpac Custodian Nominees	10,000	0
21/11/05	Westpac Custodian Nominees	5,380	0
21/11/05	Westpac Custodian Nominees	6,911	0
21/11/05	Westpac Custodian Nominees	4,211	0
21/11/05	Westpac Custodian Nominees	17,540	0
21/11/05	Westpac Custodian Nominees	9,059	0
21/11/05	Westpac Custodian Nominees	3,600	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	6,591	0
21/11/05	Westpac Custodian Nominees	5,500	0
21/11/05	Westpac Custodian Nominees	3,000	0
21/11/05	Westpac Custodian Nominees	4,500	0

21/11/05	Westpac Custodian Nominees	2,490	0
21/11/05	Westpac Custodian Nominees	7,850	0
21/11/05	Westpac Custodian Nominees	7,749	0
21/11/05	Westpac Custodian Nominees	4,433	0
21/11/05	Westpac Custodian Nominees	1,300	0
21/11/05	Westpac Custodian Nominees	8,316	0
21/11/05	Westpac Custodian Nominees	1,700	0
21/11/05	Westpac Custodian Nominees	6,133	0
21/11/05	Westpac Custodian Nominees	8,000	0
21/11/05	Westpac Custodian Nominees	13,210	0
21/11/05	Westpac Custodian Nominees	4,769	0
21/11/05	Westpac Custodian Nominees	15,520	0
21/11/05	Westpac Custodian Nominees	1,400	0
21/11/05	Westpac Custodian Nominees	5,507	0
21/11/05	Westpac Custodian Nominees	2,592	0
21/11/05	Westpac Custodian Nominees	2,976	0
21/11/05	Westpac Custodian Nominees	4,100	0
21/11/05	Westpac Custodian Nominees	8,543	0
21/11/05	Westpac Custodian Nominees	5,890	0
21/11/05	Westpac Custodian Nominees	2,290	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	15,901	0
21/11/05	Westpac Custodian Nominees	8,470	0
21/11/05	Westpac Custodian Nominees	3,034	0
21/11/05	Westpac Custodian Nominees	6,300	0
21/11/05	Westpac Custodian Nominees	1,000	0
21/11/05	Westpac Custodian Nominees	2,149	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	4,374	0
21/11/05	Westpac Custodian Nominees	3,250	0
21/11/05	Westpac Custodian Nominees	3,800	0
21/11/05	Westpac Custodian Nominees	31,178	0
21/11/05	Westpac Custodian Nominees	7,700	0
21/11/05	Westpac Custodian Nominees	5,434	0
21/11/05	Westpac Custodian Nominees	2,800	0
21/11/05	Westpac Custodian Nominees	5,147	0
21/11/05	Westpac Custodian Nominees	3,100	0
21/11/05	Westpac Custodian Nominees	1,890	0
21/11/05	Westpac Custodian Nominees	2,300	0
21/11/05	Westpac Custodian Nominees	7,211	0
21/11/05	Westpac Custodian Nominees	810	0
21/11/05	Westpac Custodian Nominees	4,732	0
21/11/05	Westpac Custodian Nominees	7,318	0
21/11/05	Westpac Custodian Nominees	3,460	0
21/11/05	Westpac Custodian Nominees	8,863	0
21/11/05	Westpac Custodian Nominees	1,530	0
21/11/05	Westpac Custodian Nominees	9,619	0
21/11/05	Westpac Custodian Nominees	13,480	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	11,438	0
21/11/05	Westpac Custodian Nominees	16,191	0
21/11/05	Westpac Custodian Nominees	4,800	0
21/11/05	Westpac Custodian Nominees	7,054	0
21/11/05	Westpac Custodian Nominees	2,330	0
21/11/05	Westpac Custodian Nominees	9,203	0
21/11/05	Westpac Custodian Nominees	6,953	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	7,880	0

21/11/05	Westpac Custodian Nominees	2,500	0
21/11/05	Westpac Custodian Nominees	3,382	0
21/11/05	Westpac Custodian Nominees	1,330	0
21/11/05	Westpac Custodian Nominees	4,942	0
21/11/05	Westpac Custodian Nominees	16,490	0
21/11/05	Westpac Custodian Nominees	3,217	0
21/11/05	Westpac Custodian Nominees	17,340	0
21/11/05	Westpac Custodian Nominees	11,553	0
21/11/05	Westpac Custodian Nominees	11,218	0
21/11/05	Westpac Custodian Nominees	1,898	0
21/11/05	Westpac Custodian Nominees	2,612	0
21/11/05	Westpac Custodian Nominees	6,000	0
21/11/05	Westpac Custodian Nominees	42,500	0
21/11/05	Westpac Custodian Nominees	4,359	0
21/11/05	Westpac Custodian Nominees	8,576	0
21/11/05	Westpac Custodian Nominees	6,953	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	5,642	0
21/11/05	Westpac Custodian Nominees	2,955	0
21/11/05	Westpac Custodian Nominees	4,270	0
21/11/05	Westpac Custodian Nominees	4,137	0
21/11/05	Westpac Custodian Nominees	7,030	0
21/11/05	Westpac Custodian Nominees	10,735	0
21/11/05	Westpac Custodian Nominees	10,326	0
21/11/05	Westpac Custodian Nominees	7,400	0
21/11/05	Westpac Custodian Nominees	2,146	0
21/11/05	Westpac Custodian Nominees	5,000	0
21/11/05	Westpac Custodian Nominees	5,678	0
21/11/05	Westpac Custodian Nominees	10,700	0
21/11/05	Westpac Custodian Nominees	5,150	0
21/11/05	Westpac Custodian Nominees	92,492	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	5,900	0
21/11/05	Westpac Custodian Nominees	3,600	0
21/11/05	Westpac Custodian Nominees	6,500	0
21/11/05	Westpac Custodian Nominees	34,809	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	2,737	0
21/11/05	Westpac Custodian Nominees	3,721	0
21/11/05	Westpac Custodian Nominees	4,700	0
21/11/05	Westpac Custodian Nominees	3,275	0
21/11/05	Westpac Custodian Nominees	3,550	0
21/11/05	Westpac Custodian Nominees	30,491	0
21/11/05	Westpac Custodian Nominees	5,922	0
21/11/05	Westpac Custodian Nominees	6,083	0
21/11/05	Westpac Custodian Nominees	1,186	0
21/11/05	Westpac Custodian Nominees	4,800	0
21/11/05	Westpac Custodian Nominees	6,330	0
21/11/05	Westpac Custodian Nominees	620	0
21/11/05	Westpac Custodian Nominees	3,466	0
21/11/05	Westpac Custodian Nominees	3,200	0
21/11/05	Westpac Custodian Nominees	1,117	0
21/11/05	Westpac Custodian Nominees	9,654	0
21/11/05	Westpac Custodian Nominees	14,010	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	2,214	0
21/11/05	Westpac Custodian Nominees	29,373	0
21/11/05	Westpac Custodian Nominees	1,100	0

21/11/05	Westpac Custodian Nominees	5,996	0
21/11/05	Westpac Custodian Nominees	2,647	0
21/11/05	Westpac Custodian Nominees	5,860	0
21/11/05	Westpac Custodian Nominees	7,817	0
21/11/05	Westpac Custodian Nominees	9,047	0
21/11/05	Westpac Custodian Nominees	4,831	0
21/11/05	Westpac Custodian Nominees	4,978	0
21/11/05	Westpac Custodian Nominees	2,948	0
21/11/05	Westpac Custodian Nominees	8,994	0
21/11/05	Westpac Custodian Nominees	7,095	0
21/11/05	Westpac Custodian Nominees	9,842	0
21/11/05	Westpac Custodian Nominees	8,700	0
21/11/05	Westpac Custodian Nominees	10,858	0
21/11/05	Westpac Custodian Nominees	11,774	0
21/11/05	Westpac Custodian Nominees	2,089	0
21/11/05	Westpac Custodian Nominees	2,300	0
21/11/05	Westpac Custodian Nominees	1,250	0
21/11/05	Westpac Custodian Nominees	2,023	0
21/11/05	Westpac Custodian Nominees	4,200	0
21/11/05	Westpac Custodian Nominees	7,397	0
21/11/05	Westpac Custodian Nominees	4,600	0
21/11/05	Westpac Custodian Nominees	1,300	0
21/11/05	Westpac Custodian Nominees	3,350	0
21/11/05	Westpac Custodian Nominees	7,195	0
21/11/05	Westpac Custodian Nominees	3,800	0
21/11/05	Westpac Custodian Nominees	1,570	0
21/11/05	Westpac Custodian Nominees	1,770	0
21/11/05	Westpac Custodian Nominees	5,719	0
21/11/05	Westpac Custodian Nominees	6,977	0
21/11/05	Westpac Custodian Nominees	5,961	0
21/11/05	Westpac Custodian Nominees	3,711	0
21/11/05	Westpac Custodian Nominees	33,694	0
21/11/05	Westpac Custodian Nominees	1,051	0
21/11/05	Westpac Custodian Nominees	19,800	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	2,896	0
21/11/05	Westpac Custodian Nominees	6,027	0
21/11/05	Westpac Custodian Nominees	6,654	0
21/11/05	Westpac Custodian Nominees	26,600	0
21/11/05	Westpac Custodian Nominees	11,000	0
21/11/05	Westpac Custodian Nominees	5,581	0
21/11/05	Westpac Custodian Nominees	9,245	0
21/11/05	Westpac Custodian Nominees	3,146	0
21/11/05	Westpac Custodian Nominees	12,280	0
21/11/05	Westpac Custodian Nominees	8,530	0
21/11/05	Westpac Custodian Nominees	3,925	0
21/11/05	Westpac Custodian Nominees	6,199	0
21/11/05	Westpac Custodian Nominees	9,993	0
21/11/05	Westpac Custodian Nominees	6,460	0
21/11/05	Westpac Custodian Nominees	2,813	0
21/11/05	Westpac Custodian Nominees	5,228	0
21/11/05	Westpac Custodian Nominees	8,467	0
21/11/05	Westpac Custodian Nominees	8,257	0
21/11/05	Westpac Custodian Nominees	30,892	0
21/11/05	Westpac Custodian Nominees	655	0
21/11/05	Westpac Custodian Nominees	6,410	0
21/11/05	Westpac Custodian Nominees	650	0
21/11/05	Westpac Custodian Nominees	3,300	0

21/11/05	Westpac Custodian Nominees	10,648	0
21/11/05	Westpac Custodian Nominees	1,316	0
21/11/05	Westpac Custodian Nominees	7,548	0
21/11/05	Westpac Custodian Nominees	4,798	0
21/11/05	Westpac Custodian Nominees	7,112	0
21/11/05	Westpac Custodian Nominees	4,400	0
21/11/05	Westpac Custodian Nominees	16,205	0
21/11/05	Westpac Custodian Nominees	5,683	0
21/11/05	Westpac Custodian Nominees	3,044	0
21/11/05	Westpac Custodian Nominees	1,800	0
21/11/05	Westpac Custodian Nominees	3,900	0
21/11/05	Westpac Custodian Nominees	3,708	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	1,200	0
21/11/05	Westpac Custodian Nominees	5,025	0
21/11/05	Westpac Custodian Nominees	4,776	0
21/11/05	Westpac Custodian Nominees	2,800	0
21/11/05	Westpac Custodian Nominees	2,700	0
21/11/05	Westpac Custodian Nominees	5,093	0
21/11/05	Westpac Custodian Nominees	1,200	0
21/11/05	Westpac Custodian Nominees	2,401	0
21/11/05	Westpac Custodian Nominees	7,719	0
21/11/05	Westpac Custodian Nominees	3,008	0
21/11/05	Westpac Custodian Nominees	5,492	0
21/11/05	Westpac Custodian Nominees	4,380	0
21/11/05	Westpac Custodian Nominees	2,810	0
21/11/05	Westpac Custodian Nominees	13,321	0
21/11/05	Westpac Custodian Nominees	3,901	0
21/11/05	Westpac Custodian Nominees	20,100	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	3,097	0
21/11/05	Westpac Custodian Nominees	500	0
21/11/05	Westpac Custodian Nominees	3,308	0
21/11/05	Westpac Custodian Nominees	6,800	0
21/11/05	Westpac Custodian Nominees	2,800	0
21/11/05	Westpac Custodian Nominees	7,521	0
21/11/05	Westpac Custodian Nominees	12,204	0
21/11/05	Westpac Custodian Nominees	2,399	0
21/11/05	Westpac Custodian Nominees	7,650	0
21/11/05	Westpac Custodian Nominees	5,500	0
21/11/05	Westpac Custodian Nominees	14,000	0
21/11/05	Westpac Custodian Nominees	7,100	0
21/11/05	Westpac Custodian Nominees	1,000	0
21/11/05	Westpac Custodian Nominees	2,000	0
21/11/05	Westpac Custodian Nominees	6,766	0
21/11/05	Westpac Custodian Nominees	10,650	0
21/11/05	Westpac Custodian Nominees	8,600	0
21/11/05	Westpac Custodian Nominees	7,260	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	11,255	0
21/11/05	Westpac Custodian Nominees	5,000	0
21/11/05	Westpac Custodian Nominees	4,200	0
21/11/05	Westpac Custodian Nominees	2,100	0
21/11/05	Westpac Custodian Nominees	9,745	0
21/11/05	Westpac Custodian Nominees	9,752	0
21/11/05	Westpac Custodian Nominees	3,762	0
21/11/05	Westpac Custodian Nominees	6,366	0
21/11/05	Westpac Custodian Nominees	6,639	0

21/11/05	Westpac Custodian Nominees	5,696	0
21/11/05	Westpac Custodian Nominees	4,000	0
21/11/05	Westpac Custodian Nominees	2,960	0
21/11/05	Westpac Custodian Nominees	4,750	0
21/11/05	Westpac Custodian Nominees	6,300	0
21/11/05	Westpac Custodian Nominees	7,798	0
21/11/05	Westpac Custodian Nominees	26,000	0
21/11/05	Westpac Custodian Nominees	6,604	0
21/11/05	Westpac Custodian Nominees	6,314	0
21/11/05	Westpac Custodian Nominees	2,300	0
21/11/05	Westpac Custodian Nominees	28,000	0
21/11/05	Westpac Custodian Nominees	1,500	0
21/11/05	Westpac Custodian Nominees	9,160	0
21/11/05	Westpac Custodian Nominees	2,400	0
21/11/05	Westpac Custodian Nominees	3,750	0
21/11/05	Westpac Custodian Nominees	7,868	0
21/11/05	Westpac Custodian Nominees	4,347	0
21/11/05	Westpac Custodian Nominees	8,400	0
21/11/05	Westpac Custodian Nominees	3,602	0
21/11/05	Westpac Custodian Nominees	15,300	0
21/11/05	Westpac Custodian Nominees	2,200	0
21/11/05	Westpac Custodian Nominees	8,480	0
21/11/05	Westpac Custodian Nominees	5,374	0
21/11/05	Westpac Custodian Nominees	5,612	0
21/11/05	Westpac Custodian Nominees	6,380	0
21/11/05	Westpac Custodian Nominees	3,960	0
21/11/05	Westpac Custodian Nominees	11,644	0
21/11/05	Westpac Custodian Nominees	5,600	0
21/11/05	Westpac Custodian Nominees	68,300	0
21/11/05	Westpac Custodian Nominees	28,856	0
21/11/05	Westpac Custodian Nominees	5,783	0
22/11/05	Westpac Custodian Nominees	47,010	127,002
22/11/05	Westpac Custodian Nominees	3,930	10,617
22/11/05	Westpac Custodian Nominees	60,140	162,474
22/11/05	Westpac Custodian Nominees	-2,139	-6,022
22/11/05	Westpac Custodian Nominees	-921	-2,593
22/11/05	Westpac Custodian Nominees	-547	-1,540
22/11/05	Westpac Custodian Nominees	-1,433	-4,034
22/11/05	Westpac Custodian Nominees	-1,092	-3,074
22/11/05	Westpac Custodian Nominees	-2,297	-6,467
22/11/05	Westpac Custodian Nominees	-706	-1,988
22/11/05	Westpac Custodian Nominees	-720	-2,027
22/11/05	Westpac Custodian Nominees	-707	-1,990
22/11/05	Westpac Custodian Nominees	-2,042	-5,749
22/11/05	Westpac Custodian Nominees	-2,017	-5,678
22/11/05	Westpac Custodian Nominees	-895	-2,520
22/11/05	Westpac Custodian Nominees	-659	-1,855
22/11/05	Westpac Custodian Nominees	-890	-2,506
22/11/05	Westpac Custodian Nominees	-742	-2,089
22/11/05	Westpac Custodian Nominees	-582	-1,639
22/11/05	Westpac Custodian Nominees	-3,400	-9,572
22/11/05	Westpac Custodian Nominees	-1,082	-3,046
22/11/05	Westpac Custodian Nominees	-469	-1,320
22/11/05	Westpac Custodian Nominees	-1,409	-3,967
22/11/05	Westpac Custodian Nominees	-1,289	-3,629
22/11/05	Westpac Custodian Nominees	-999	-2,812
22/11/05	Westpac Custodian Nominees	-5,503	-15,493
22/11/05	Westpac Custodian Nominees	-432	-1,216

22/11/05	Westpac Custodian Nominees		-1,378	-3,879
22/11/05	Westpac Custodian Nominees		-1,151	-3,240
22/11/05	Westpac Custodian Nominees		-741	-2,086
22/11/05	Westpac Custodian Nominees		-509	-1,433
22/11/05	Westpac Custodian Nominees		-1,644	-4,628
22/11/05	Westpac Custodian Nominees		-900	-2,534
22/11/05	Westpac Custodian Nominees		-1,148	-3,232
22/11/05	Westpac Custodian Nominees		-523	-1,472
22/11/05	Westpac Custodian Nominees		1,300	3,718
22/11/05	Westpac Custodian Nominees		-1,124	-3,164
22/11/05	Westpac Custodian Nominees		-1,312	-3,694
22/11/05	Westpac Custodian Nominees		-2,743	-7,722
22/11/05	Westpac Custodian Nominees		-1,497	-4,215
22/11/05	Westpac Custodian Nominees		-556	-1,565
22/11/05	Westpac Custodian Nominees		-673	-1,895
22/11/05	Westpac Custodian Nominees		-2,300	-6,475
22/11/05	Westpac Custodian Nominees		-853	-2,401
22/11/05	Westpac Custodian Nominees		-1,352	-3,806
22/11/05	Westpac Custodian Nominees		-2,297	-6,467
22/11/05	Westpac Custodian Nominees		-1,211	-3,409
22/11/05	Westpac Custodian Nominees		-1,226	-3,452
22/11/05	Westpac Custodian Nominees		-1,417	-3,989
22/11/05	Westpac Custodian Nominees		-383	-1,078
22/11/05	Westpac Custodian Nominees		-1,049	-2,953
22/11/05	Westpac Custodian Nominees		-402	-1,132
22/11/05	Westpac Custodian Nominees		-1,463	-4,119
22/11/05	Westpac Custodian Nominees		-1,295	-3,646
22/11/05	Westpac Custodian Nominees		-718	-2,021
22/11/05	Westpac Custodian Nominees		-604	-1,700
22/11/05	Westpac Custodian Nominees		-1,473	-4,147
22/11/05	Westpac Custodian Nominees		-1,273	-3,584
22/11/05	Westpac Custodian Nominees		-1,626	-4,578
22/11/05	Westpac Custodian Nominees		-1,208	-3,401
22/11/05	Westpac Custodian Nominees		-6,746	-18,992
22/11/05	Westpac Custodian Nominees		-646	-1,819
22/11/05	Westpac Custodian Nominees		-709	-1,996
22/11/05	Westpac Custodian Nominees		-2,566	-7,224
22/11/05	Westpac Custodian Nominees		-1,568	-4,414
22/11/05	Westpac Custodian Nominees		-871	-2,452
22/11/05	Westpac Custodian Nominees		-1,421	-4,001
22/11/05	Westpac Custodian Nominees		-1,655	-4,659
22/11/05	Westpac Custodian Nominees		-1,377	-3,877
22/11/05	Westpac Custodian Nominees		5,000	14,300
22/11/05	Westpac Custodian Nominees		38,000	108,448
23/11/05	Westpac Custodian Nominees		408	1,085
23/11/05	Westpac Custodian Nominees		395	1,051
23/11/05	Westpac Custodian Nominees		1,125	2,993
23/11/05	Westpac Custodian Nominees		416	1,107
23/11/05	Westpac Custodian Nominees		1,016	2,703
23/11/05	Westpac Custodian Nominees		468	1,245
23/11/05	Westpac Custodian Nominees		422	1,123
23/11/05	Westpac Custodian Nominees		1,154	3,070
23/11/05	Westpac Custodian Nominees		456	1,213
24/11/05	Westpac Custodian Nominees		2,000	5,400
24/11/05	Westpac Custodian Nominees		8,000	21,600
		Total	**17,879,559**	**219,768**
	BT Investment Management No.3 Pty Ltd		**17,879,559**	**219,768**

TOTAL:

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Note: In the case of a company, interests which come within paragraph (i) of the definition of "notifiable interest of a director" should be disclosed in this part.

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding through personal superannuation fund – Scheinkestel Superannuation Pty Ltd
Date of change	29 November 2005
No. of securities held prior to change	7,590 shares to be issued on 30 November 2005 under the terms of the scheme of arrangement to effect the demerger of the company from Mayne Group Limited
Class	Ordinary Shares
Number acquired	11,746
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$31,596.74
No. of securities held after change	19,336

+ See chapter 19 for defined terms.

Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase of shares

Part 2 – Change of director's interests in contracts

Note: In the case of a company, interests which come within paragraph (ii) of the definition of "notifiable interest of a director" should be disclosed in this part.

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

+ See chapter 19 for defined terms.

Form 603
Corporations Law
Section 671B

Notice of initial substantial holder

MYP

To:Company Name/Scheme	**The Secretary** **Mayne Pharma Limited** **Level 21** **390 St Kilda Road** **MELBOURNE VIC 3000** **Fax: 9868 1179**
ACN/ARSN	**ACN 097 064 330**

1. Details of substantial shareholder

Name
ACN (if applicable)

National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes
MLC Limited ACN 000 000 402 (0.002%)
MLC Investments Limited ACN 002 641 661 (7.21%)

The holder became a substantial holder on 02/ 12 / 2005

2. Details of voting power

The total number of votes attached to all the voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in on the date the substantial holder became a substantial holder are as follows:

Class of securities	Number of securities	Persons' votes	Voting power
Ordinary	46,187,679	46,187,679	7.21%

3. Details of relevant interests

The nature of the relevant interest the substantial holder or an associate had in the following voting securities on the date the substantial holder became a substantial holder are as follows:

Holder of relevant interest	Nature of relevant interest[E]	Class and number of securities
MLC Limited	Power to control voting and/or disposal of securities	Ordinary 11,463
MLC Investments Limited	Power to control voting and/or disposal of securities	Ordinary 46,176,216
TOTAL		46,187,679

4. Details of present registered holders

The persons registered as holders of the securities referred to in paragraph 3 above are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Class and number of securities
MLC Limited	Westpac Custodian Nominees Limited (ACN 002 861 565)		Ordinary 11,463
MLC Investments Limited	Westpac Custodian Nominees Limited		Ordinary 45,949,269
	RBC Global Services Australia Nominees Pty Limited (MasterKey Custom Superannuation Fund A/C) (ACN 097 125 123)		Ordinary 221,198
	RBC Global Services Australia Nominees Pty Limited (HML Superannuation Fund A/C)		Ordinary 5,749

5. Consideration

The consideration paid for each relevant interest referred to in paragraph 3 above, and acquired in the four months prior to the day that the substantial holder became a substantial holder is as follows:

Holder of relevant interest	Date of acquisition	Consideration		Class and number of securities
		Cash	Non-cash	
MLC Limited	02/12/2005	$2.49		Ordinary 11,463
MLC Investments Limited	02/12/2005	$2.49		Ordinary 45,949,269
MLC Investments Limited (MasterKey Custom)	02/12/2005	$2.49		Ordinary 221,198
MLC Investments Limited (HML Superannuation Fund)	02/12/2005	$2.49		Ordinary 5,749

6. Associates

The reasons the persons named in paragraph 3 above are associates of the substantial holder are as follows:

Name and ACN/ARSN (if applicable	Nature of association
MLC Limited ACN 000 000 402	Is a related body corporate of National Australia Bank Limited
MLC Investments Limited ACN 002 641 661	Is a related body corporate of National Australia Bank Limited

7. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MLC Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
MLC Investments Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
RBC Global Services Australia Nominees Pty Limited	2 Park Street SYDNEY NSW 2000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000

Signature

print name Brendan T Case

Capacity
Company Secretary
for and on behalf of National Australia Bank Limited

Signature

date / /

ANNEXURE A

This is Annexure A of three pages referred to
in the Form 603 Notice of initial substantial holder signed by me and dated
/ /

B T Case
Associate Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%) (In liquidation)
Peterel Financing Limited (In liquidation)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
BNZ International Funding Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated (In liquidation)
Maroro Leasing Limited (In liquidation)
New Zealand Card Services Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited (In liquidation)
Screen Holdings No. 6 Limited (In liquidation)

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding, (Delaware) Inc.

National Mortgage Securities Inc

NAB Gold LLC

NAB Iron LLC

National Capital Holdings I LLC

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
MLC Asia Ltd

MLC Corporate Services Asia Pte Limited
PT MLC Investment Indonesia Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited (In Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management Holdings Limited

National Australia Financial Management Limited
National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited

National Wealth Management Europe Services Limited
MLC Savings Limited
MLC Trust Management Company Limited
Clydesdale Bank Insurance Brokers Limited
National Australia Insurance Services Limited
Yorkshire Bank Financial Services Limited
MLC UK Nominees Limited

Wealth Management Mauritius Holdings Limited

PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Bank Finance Ireland Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)

National Australia Group Europe Limited

NAGE Trustee Company Limited
National Australia Bank Pension Trustee (UK) Limited

National Americas Holdings Ltd
National Capital Investments Limited
Tokenhouse Investments Limited
National Australia Group Optimal Investments Limited

Amber Liquid (UK) Investments Limited

National Europe Holdings Limited

National Australia Group Europe Services Ltd
National Australia (Asset Finance) Limited
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited
National Australia Finance (Vessel Leasing) Limited
National Australia Finance (Vessel Leasing No 1) Limited
National Australia Finance (Vessel Leasing No 2) Limited
National Australia Finance (Vessel Leasing No 3) Limited
National Australia Finance (Infrastructure Leasing No 1) Limited
Custom Fleet Limited
Fairhalsen Collections Ltd
National Australia UK Pension Trustee Ltd
National Australia Group CIF Trustee Limited
National Australia Group SSP Trustee Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Group Europe Investments Limited
NAGEO B.V.
Angara Company Limited
Ardodante Limited
P.F.A. (UK) Limited
PMJI Inc
Starfish Company Limited
National Australia Group Europe Finance B.V.

NAB Investments Limited
National Australia Group Europe Asset Investments Limited
National Australia Group Europe Asset Holdings Limited

National Europe Holdings (GB) Limited
National Australia Bank (GB) Limited

Clydesdale Bank PLC
CB House Purchase Limited
CH Nominees Limited
CB Trustee Nominees Limited
Clydesdale Bank Asset Finance Limited

CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited

Clydesdale Bank Pension Trustee Limited
Clydesdale Europe Finance Limited (75%)
Warren Collections Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank Limited
Clydesdale Bank Custodian Nominees Limited

Yorkshire Bank Retail Services Ltd.
Storecard Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Northern and General Finance Ltd.
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Nominees Ltd
Brunswick Collection Services Ltd
Yorbank Nominees Ltd.
YB Trust Company Ltd.
Clydesdale Custodian Nominees Limited
Scottish Agricultural Securities Corporation PLC (33%)

Yorkshire Bank Investments Ltd.
Yorkshire Bank PLC
Machill Investments Limited (90%)
Yorkshire BHK Limited

North British Finance Group Ltd.
Eden Vehicle Rentals Ltd
MSRA UK Limited
EVR Limited

National Australia Capital Securities (Jersey) Limited
National Australia Capital Securities (UK) PLC
Guidestar Financial Limited
NAF Trustees Limited

National Australia Corporate Services Limited

Nautilus Insurance (Europe) Ltd
Nautilus Insurance Pte. Ltd.

Young Street Limited
National Australia Capital Funding (UK) Plc

National Australia Group Services Limited
Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies

ARDB Limited

Australian Banks' Export Re-finance Corporation Limited

BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
National Australia Corporate Advisory Limited (In liquidation)
NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)
Matrix Film Investment One Pty Limited

Diba Investments Limited
National Australia Finance (Asia) Limited
National Australia Finance (Hong Kong) Plc

National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd

O2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd

NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited

Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Deesam Pty Ltd (85%)
Portsmouth Investment Company Pty Limited (20%)
Rycee 6 Pty Ltd (85%)

Loyalty Pacific Pty Ltd (50% NAB: 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)
Relationship Services Pty Limited

Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Limited (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkestel
Date of last notice	5 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Holding through personal superannuation fund – Scheinkestel Superannuation Pty Ltd
Date of change	6 December 2005
No. of securities held prior to change	19,336
Class	Ordinary
Number acquired	4,100
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$10,127
No. of securities held after change	23,436
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market purchase

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

mayne

symbion Health

13 December 2005

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

MYP & SYB – CGT Cost Bases

As set out in the explanatory memorandum dated 7 October 2005 for the demerger of Mayne Pharma Limited from Mayne Group Limited, the apportionment of the cost base of post-CGT Mayne Group shares between the Symbion Health shares and the Mayne Pharma shares should be based on the respective market values of Symbion Health Shares and Mayne Pharma Shares just after the Demerger. As also noted in the explanatory memorandum, shareholders may wish to use the volume weighted average price ('VWAP') of Symbion Health Shares and Mayne Pharma Shares sold on the Australian Stock Exchange (ASX) over the first five days of trading in each share commencing from 21 November 2005.

Mayne Pharma Limited and Symbion Health Limited advise that the VWAPs for trading through the ASX in their respective shares from 21 November to 25 November 2005 were:

Mayne Pharma Limited	$2.737724
Symbion Health Limited	$3.453874

The Australian Taxation Office has prepared a fact sheet which sets out for shareholders in Mayne Group Limited the method for determining the capital gains tax cost base applicable to shares in Mayne Pharma Limited and Symbion Health Limited. This fact sheet can be obtained by visiting the ATO website using the following link: http://www.ato.gov.au/large/content.asp?doc=/content/66867.htm.

Yours faithfully

Mayne Pharma Limited

Dimitri Kiriacoulacos
General Counsel & Company Secretary

Symbion Health Limited

Tim Paine
General Counsel & Company Secretary

Mayne Pharma Limited
ABN 58 097 064 330
Level 21, 390 St Kilda Road, Melbourne
Victoria 3004 Australia

Symbion Health Limited
ABN 56 004 073 410
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Indirect
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	Acquisition for personal superannuation fund via Bond Street Custodians Ltd
Date of change	6 December 2005
No. of securities held prior to change	2,210
Class	Ordinary shares
Number acquired	10,000
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$25,200
No. of securities held after change	12,210
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	On-market acquisition.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	John Martin Sime
Date of last notice	13 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	12,210
Class	Ordinary
Number acquired	922
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,282.87
No. of securities held after change	13,132
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Nora Lia Scheinkesel
Date of last notice	7 December 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	23,436
Class	Ordinary
Number acquired	838
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,074.88
No. of securities held after change	24,274
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Peter John Willcox
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	45,227
Class	Ordinary
Number acquired	2,214
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$ 5,481.85
No. of securities held after change	47,441
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for purposes of Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

Rule 3.19A.2

Appendix 3Y

Change of Director's Interest Notice

Information or documents not available now must be given to ASX as soon as available. Information and documents given to ASX become ASX's property and may be made public.

Introduced 30/9/2001.

Name of entity	Mayne Pharma Limited
ABN	58 097 064 330

We (the entity) give ASX the following information under listing rule 3.19A.2 and as agent for the director for the purposes of section 205G of the Corporations Act.

Name of Director	Rowan McRae Russell
Date of last notice	25 November 2005

Part 1 - Change of director's relevant interests in securities

In the case of a trust, this includes interests in the trust made available by the responsible entity of the trust

Direct or indirect interest	Direct
Nature of indirect interest (including registered holder) Note: Provide details of the circumstances giving rise to the relevant interest.	N/A
Date of change	16 December 2005
No. of securities held prior to change	53,450
Class	Ordinary
Number acquired	1,107
Number disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and estimated valuation	$2,740.92
No. of securities held after change	54,557
Nature of change Example: on-market trade, off-market trade, exercise of options, issue of securities under dividend reinvestment plan, participation in buy-back	Acquisition of shares on-market for the purposes of the Non-Executive Director Share Plan.

Part 2 – Change of director's interests in contracts

Detail of contract	N/A
Nature of interest	N/A
Name of registered holder (if issued securities)	N/A
Date of change	N/A
No. and class of securities to which interest related prior to change Note: Details are only required for a contract in relation to which the interest has changed	N/A
Interest acquired	N/A
Interest disposed	N/A
Value/Consideration Note: If consideration is non-cash, provide details and an estimated valuation	N/A
Interest after change	N/A

mayne

symbion Health

23 December 2005

Company Announcements Office
Australian Stock Exchange
Level 4
20 Bridge Street
Sydney NSW 2000

Dear Sir

Demerger of Mayne Pharma Limited – communication with shareholders

We attach a letter to be despatched to shareholders of Symbion Health Limited (formerly Mayne Group Limited) as at 25 November 2005, being the Record Date for the completed demerger of Mayne Pharma Limited.

Yours faithfully

Mayne Pharma Limited

Dimitri Kiriacoulacos
General Counsel & Company Secretary

Symbion Health Limited

Tim Paine
General Counsel & Company Secretary

Mayne Pharma Limited
ABN 58 097 064 330
Level 21, 390 St Kilda Road, Melbourne
Victoria 3004 Australia

Symbion Health Limited
ABN 56 004 073 410
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia

23 December 2005

Dear Shareholder

We are pleased to confirm that on 16 November 2005, Mayne Group Limited (Mayne Group) shareholders voted overwhelmingly in favour of a demerger of Mayne Group's international pharmaceutical operations (Mayne Pharma) from its family of domestic healthcare businesses. The demerger became effective on 18 November 2005, following the Surpreme Court of Victoria's approval of the scheme of arrangement for the demerger. As part of the demerger, shareholders also endorsed Mayne Group's name change to Symbion Health Limited.

The demerger has created two focused companies that are better placed to concentrate on their core activities, pursue growth opportunities and develop capital structures and financial policies appropriate to their own particular strategic and operational objectives. The Board of Directors of both Mayne Pharma and Symbion Health are confident that following the demerger, each company is in a better position to realise its full potential.

Following the demerger, Symbion Health is a large, Australian healthcare-focused company with leading market positions in pathology (including medical centres), diagnostic imaging, pharmacy and health-related consumer products.

Mayne Pharma is an international company focused on the development, manufacture, marketing and distribution of injectable generic and specialty pharmaceuticals with an emphasis on oncology (anti-cancer) products. Mayne Pharma is a major exporter from Australia with more than 70% of its sales revenue in the 2005 financial year generated in the northern hemisphere.

On 21 November 2005, both Mayne Pharma's and Symbion Health's ordinary shares commenced trading separately on the Australian Stock Exchange. All eligible shareholders received one share in Mayne Pharma for every Mayne Group share held prior to the demerger. The Mayne Pharma shares received by eligible shareholders are new shares automatically issued to you as part of the demerger. As these are new shares, you should have received a transaction confirmation statement in the mail confirming the issue of these shares to you.

Since Mayne Group has changed its name to Symbion Health as part of the demerger, your Mayne Group shares held prior to the demerger now trade under the name of Symbion Health.

Provided Australian resident shareholders elect demerger rollover relief, there are no Australian income tax or capital gains tax implications associated with the demerger, except for an adjustment to the capital gains tax cost base of your Mayne Group shares and the establishment of the new capital gains tax cost base of Symbion Health and Mayne Pharma shares held after the demerger.

Mayne Pharma Limited
ABN 58 097 064 330
Level 21, 390 St Kilda Road, Melbourne
Victoria 3004 Australia

Symbion Health Limited
ABN 56 004 073 410
Level 7, 5 Queens Road, Melbourne
Victoria 3004 Australia

In simple terms, 55.783% of the original cost base of your Mayne Group shares will be the cost base of your Symbion Health shares, and 44.217% of the original cost base of your Mayne Group shares will be the cost base of your Mayne Pharma shares. Please refer to the fact sheet released by the Australian Taxation Office for further details. This can be accessed at the Australian Taxation Office website http://www.ato.gov.au/large/content.asp?doc=/content/66867.htm. We recommend that you consult with your financial and tax advisors should you have any questions regarding the tax treatment for your shares.

If your address as shown on the Mayne Group share register prior to the demerger was outside Australia, Hong Kong, New Zealand, Singapore, the United Kingdom or the US, you were not eligible to receive and did not receive Mayne Pharma shares as part of the demerger. Instead the Mayne Pharma shares to which you would otherwise have been entitled to were sold on your behalf, and you should have received a cheque for the proceeds from this sale. You should seek your own advice regarding the tax implications of the demerger applicable in your jurisdiction. Should you wish, you can now invest in Mayne Pharma shares directly by acquiring them on the Australian Stock Exchange.

Should you have any questions in relation to your shareholdings in Mayne Pharma or Symbion Health, please contact Link Market Services on 1300 727 265 (within Australia only) or +61 3 9615 9128.

Yours sincerely

Peter Willcox
Chairman
Mayne Pharma Limited

Paul McClintock
Chairman
Symbion Health Limited

Form 604
Corporations Law
Section 671B

Notice of change of interests of substantial holder

MYP

To:Company Name/Scheme ACN/ARSN	**The Secretary** **Mayne Pharma Limited** **Level 21** **390 St Kilda Road** **MELBOURNE VIC 3004** **Fax: 9868 0166** **ACN 097 064 330**
1. Details of substantial holder Name ACN (if applicable)	National Australia Bank Limited Group (ACN 004 044 937) being comprised of the bodies corporate listed in Annexure A and which includes: National Asset Management Limited ACN 062 806 884 (previous Nil; present 0.182%); National Australia Trustees Limited ACN 007 350 405 (previous Nil; present 0.009%) MLC Limited ACN 000 000 402 (previous 0.002%; present 0.056 %) MLC Investments Limited ACN 002 641 661 (previous 7.21%; present 8.055%) gives notice of a change in relevant interests
There was a change in the interests of the substantial holder on	30/12/2005
The previous notice was given to the company on	02/12/2005
The previous notice was dated	02/12/2005
2. Previous and present voting power:	The total number of votes attached to all voting shares in the company or voting interests in the scheme that the substantial holder or an associate had a relevant interest in when last required, and when now required, to give a substantial holding notice to the company or scheme, are as follows:

Class of securities	Previous Notice		Present Notice	
	Person's votes	Voting power	Person's votes	Voting power
Ordinary	46,187,679	7.21%	53,188,183	8.302%

3. Changes in relevant interests

Particulars of each change in, or change in the nature of, a relevant interest of the substantial holder or an associate in voting securities of the company or scheme, since the substantial holder was last required to give a substantial holding notice to the company or scheme are as follows:

Date of change	Person whose relevant interest changed	Nature of change	Consideration given in relation to change	Class and number of securities affected	Person's votes affected
02/12/2005 to 30/12/2005	MLC Investments Limited	Share purchase	$2.49 to $2.55	Ordinary 6,150,863	6,150,863
02/12/2005 to 30/12/2005		Share sale	$2.48 to $2.50	Ordinary 716,700	716,700
02/12/2005 to 30/12/2005	MLC Limited	Share purchase	$2.49 to $2.55	Ordinary 345,074	345,074
02/12/2005	National Asset Management Limited	Share purchase	$2.49	Ordinary 1,165,098	1,165,098
02/12/2005	National Australia Trustees Limited	Share purchase	$2.49	Ordinary 56,169	56,169

4. Present relevant interests

Particulars of each relevant interest of the substantial holder in voting securities after the change are as follows:

Holder of relevant interest	Registered holder of securities	Person entitled to be registered as holder	Nature of relevant interest	Class and number of securities	Person's votes
MLC Limited	Westpac Custodian Nominees Limited (ACN 002 861 565)		Power to control voting and/or disposal of shares	Ordinary 356,537	356,537
MLC Investments Limited	Westpac Custodian Nominees Limited		Power to control voting and/or disposal of shares	Ordinary 51,383,432	51,383,432
	RBC Global Services Australia Nominees Pty Limited (MasterKey Custom Superannuation Fund A/C) (ACN 097 125 123)		Power to control voting and/or disposal of shares	Ordinary 221,198	221,198
	RBC Global Services Australia Nominees Pty Limited (HML Superannuation Fund)		Power to control voting and/or disposal of shares	Ordinary 5,749	5,749
				Sub Total	51,610,379

4. Present relevant interests cont.

National Asset Management Limited	National Australia Financial Management Limited (ACN 000 176 116)		Power to control voting and/or disposal of shares	Ordinary 1,059,361	1,059,361
	National Nominees Limited (ACN 004 278 899)		Power to control voting and/or disposal of shares	Ordinary 105,737	105,737
				Sub total	1,165,098
National Australia Trustees Limited	Unknown		Power to control voting and/or disposal of shares	Ordinary 56,169	56,169

5. Changes in association

The persons who have become associates of, ceased to be associates of, or have changed the nature of their association with, the substantial holder in relation to voting interests in the company or scheme are as follows:

Name and ACN/ARSN (if applicable)	Nature of Association
No change	

6. Addresses

The addresses of persons named in this form are as follows:

Name	Address
MLC Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
MLC Investments Limited	Ground Floor 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Bank Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Asset Management Limited	Level 6 105-153 Miller Street NORTH SYDNEY NSW 2060
National Australia Trustees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
National Nominees Limited	Level 24 500 Bourke Street MELBOURNE VIC 3000
Westpac Custodian Nominees Limited	Level 9 50 Pitt Street SYDNEY NSW 2000
RBC Global Services Australia Nominees Pty Limited	2 Park Street SYDNEY NSW 2000

Signature

name	Garry F Nolan	Capacity Company Secretary for and on behalf of National Australia Bank Limited
signature		date / /

Annexure A

This is Annexure A of three pages referred to
in the Form 604 Notice of change of interests of substantial holder signed by me and dated
/ /

Garry F Nolan
Company Secretary

National Australia Bank Limited Group

National Equities Limited

National Australia Group (NZ) Limited

BNZ International Australia Limited
BNZ Securities Australia Limited
Partown Pty Limited

Bank of New Zealand Limited
BNZ Corporation Limited
Interchange and Settlement Limited (12.6%)
Quill Financing Limited (76%) (In liquidation)
Peterel Financing Limited (99%) (In liquidation)
BNZ Capital Guaranteed Growth Fund Limited
Loyalty New Zealand Limited (25%)
Mondex New Zealand Limited (20%)
Visa New Zealand Limited (23%)
BNZ Funding Limited
BNZ International (Hong Kong) Limited

BNZ Investments Limited
BNZ Equipment Limited
BNZ International Limited
BNZ International Funding Limited
Amber Liquid Investments Limited
BNZI Securities (No 1) Limited
BNZI Securities (No 2) Limited
BNZ Property Investments Limited
BNZ Branch Properties Limited
BNZ Properties (Auckland) Limited
BNZ Properties Limited
Flamingo Holdings Incorporated (In liquidation)
Maroro Leasing Limited (In liquidation)
New Zealand Card Services Limited
Screen Holdings No. 3 Limited
Screen Holdings No. 4 Limited
Screen Holdings No. 5 Limited (In liquidation)
Screen Holdings No. 6 Limited (In liquidation)

Custom Fleet (NZ) Limited
BNZ Fleet Limited
Custom Service Leasing (New Zealand) Limited
Custom Fleet Leasing (NZ) Ltd
Fleetlease (New Zealand) Limited
National Australia Limited (In liquidation)
Electronic Transaction Services Ltd (25%)

National Americas Investment, Inc.
MSRA Holdings, Inc.
National Americas Capital Investment LLC

National Australia Capital Markets, LLC
National Australia Capital Markets (Japan) Co Ltd

National Australia Bank Capital LLC

National Australia Funding, (Delaware) Inc.

National Mortgage Securities Inc

NAB Gold LLC

NAB Iron LLC

National Capital Holdings I LLC

ACN 094 484 625 Ltd
National Australia Management Services Ltd. (In Liquidation)
MLC Asia Ltd

MLC Corporate Services Asia Pte Limited
PT MLC Investment (Indonesia) Ltd
National Corporate Investment Services Limited
MLC Funds Management Limited (In Liquidation)
GWM Adviser Services Limited
Godfrey Pembroke Limited
National Asset Management Limited
NAM NT Rail Pty Limited
National Australia Financial Planning Pty Limited (In Liquidation)
National Australia Superannuation Pty. Ltd.
NAFM Investments Pty. Ltd. (In Liquidation)
JANA Investment Advisers Pty Limited
Superannuation for Australian Corporate Employees Pty Ltd (In Liquidation)
Wealth Management & Community Fund Pty Ltd (Not yet established)

MLC Holdings Limited
Your Prosperity Limited
MLC Investments Limited
MLC Computer Pty Limited (in Liquidation)
Apogee Financial Planning Limited
Australian Eagle Life Ltd (In Liquidation)

MLC Limited
ThreeSixty Limited (In Liquidation)
Heritage Management Limited (In Liquidation)
Plum Financial Services Limited
PLUMFS Limited (In Liquidation)
PFS Nominees Pty Ltd
FlexiPlan Australia Limited (In Liquidation)
Medfin Australia Pty Limited
MLC Properties Pty Limited
MLC Nominees Pty Ltd
Messenia Pty Limited (In Liquidation)
Fortuitous Assets Ltd
Sophisticated Assets Ltd
Eight Star Group Ltd
Stable Markets Holdings Ltd
HKMLC Insurance Holdings Ltd (55%)
MLC (Hong Kong) Ltd
MLC Trustees (Hong Kong) Ltd
SMMR (Thailand) Co. Ltd (49%)
Tun Charoen Ltd (51%)
PT MLC Life Indonesia (50%)

MLC Lifetime Company Limited
CFG Nominees Pty Ltd (In liquidation)
Capita Properties Pty Ltd
Tropical Breeze, Inc (In liquidation)
Cameron Close Pty Ltd (In Liquidation)

National Wealth Management Holdings Limited
National Australia Financial Management Limited
National Wealth Management International Holdings Limited
National Wealth Management Europe Holdings Limited
National Europe Holdings (Wealth Management) Limited
National Wealth Management Europe Services Limited
National Australia Insurance Services Limited
MLC Savings Limited

MLC Trust Management Company Limited
Clydesdale Bank Insurance Brokers Limited
Northern Bank Insurance Services Ltd.
Yorkshire Bank Financial Services Limited
MLC UK Nominees Limited

Wealth Management Mauritius Holdings Limited

PT Telur Emas Perkasa
PT Indonesia Emas Perkasa
PT Telur Emas Indonesia
National Wealth Management New Zealand Holdings Limited
BNZ Investment Management Limited
BNZ Life Insurance Limited
BNZ Nominees Limited

National Australia Bank Finance Ireland Limited
Clydesdale Trustee & Custodial Services (Ireland) Ltd (In liquidation)
Clydesdale Corporate Investment Services (Ireland) Ltd (In liquidation)
Clydesdale Ireland Securities Nominees Limited (In liquidation)

National Australia Group Europe Limited

NAGE Trustee Company Limited
National Australia Bank Pension Trustee (UK) Limited

National Americas Holdings Ltd
National Capital Investments Limited
Tokenhouse Investments Limited
National Australia Group Optimal Investments Limited

Amber Liquid (UK) Investments Limited

National Europe Holdings Limited

National Australia Group Europe Services Ltd
National Australia (Asset Finance) Limited
National Australia Finance (Commercial Leasing) Limited
National Australia Finance (Equipment Leasing) Limited
National Australia Finance (Leasing) Limited
The Deep in Hull Limited of S
National Australia Finance(Vessel Leasing) Limited
National Australia Finance(Vessel Leasing No 1) Limited
National Australia Finance(Vessel Leasing No 2) Limited
National Australia Finance(Vessel Leasing No 3) Limited
National Australia Finance(Infrastructure Leasing No 1) Limited
Custom Fleet Limited
Fairhalsen Collections Ltd
National Australia UK Pension Trustee Ltd
National Australia Group CIF Trustee Ltd
National Australia Group SSP Trustee Ltd

Mora Property Development Co Limited (20% NBL)
Kensington Hotel (Belfast) Limited (20% NBL)

National Australia Group Europe Investments Ltd
NAGEO B.V.
Angara Company Limited
Ariodante Limited
PEA Limited
PMJI Inc
Starfish Company Limited
National Australia Group Europe Finance B.V.

NAB Investments Limited
National Australia Group Europe Asset Investments Limited
National Australia Europe Asset Holdings Limited

National Europe Holdings (GB) Ltd
National Australia Bank (GB) Limited

Clydesdale Bank PLC
CB House Purchase Limited
CB Nominees Limited
CB Trustee Nominees Limited

Clydesdale Bank Asset Finance Limited
CGF No. 3 Limited
CGF No. 6 Limited
CGF No. 9 Limited
CGF No. 12 Limited

Clydesdale Bank Pension Trustee Limited

Clydesdale Europe Finance Limited (75%)
Warren Collections Limited
Clydesdale Bank (Head Office) Nominees Ltd
Clydesdale Bank (London) Nominees Limited
Clydesdale Bank (Piccadilly) Nominees Limited
North of Scotland Bank Limited

Clydesdale Bank Custodian Nominees Limited

Yorkshire Bank Retail Services Ltd.
Storecard Ltd.
Yorkshire Bank Finance Ltd.
Yorkshire Bank Equipment Leasing Ltd.
Yorkshire Bank Commercial Leasing Ltd
Allerton House Properties Limited
YB Lease Ltd.
Yorlease Ltd
Northern and General Finance Ltd.
Yorkshire Bank Home Loans Ltd.
Yorkshire Bank Nominees Ltd.
Brunswick Collection Services Ltd
Yorbank Nominees Ltd.
YB Trust Company Ltd.
Clydesdale Custodian Nominees Limited
Scottish Agricultural Securities Corporation PLC (33%)

Yorkshire Bank Investments Ltd.
Yorkshire Bank PLC
Machill Investments Limited (90%)
Yorkshire BHK Limited

North British Finance Group Ltd
Eden Vehicle Rentals Ltd.
MSRA UK Limited
EVR Limited

National Australia Capital Securities (Jersey) Limited
National Australia Capital Securities (UK) PLC
Guidestar Financial Limited
NAF Trustee Limited

National Australia Corporate Services Limited

Nautilius Insurance (Europe) Ltd
Nautilus Insurance Pte. Ltd.

Young Street Limited
National Australia Capital Funding (UK) Plc

National Australia Group Services Limited
Custom Lease Pty. Limited (In liquidation)
Custom Service Leasing Limited
Hegira Limited
Laura Pty. Limited (In liquidation)
Lavallette Pty. Limited (In liquidation)
NSW Housing No. 1 Pty. Limited
Omnibus Leasing (1978) Limited (In liquidation)
Rail Leasing Limited (In Liquidation)
River Boyne Pty. Limited
River Embley Pty. Limited
Zermatt Limited (In liquidation)
Fleet Systems Pty. Limited (In liquidation)
Custom Fleet (Australia) Limited

NBA Properties Limited

CBC Holdings Limited
CBC Properties Limited
NBA Properties (Qld.) Limited
NBA Properties (Vic.) Limited

IMD Management Ltd (In Liquidation)

Other companies

ARDB Limited

Australian Banks' Export Re-finance Corporation Limited
BOACT Pty Ltd
Commercial Nominees Pty. Limited
Erstfeld Pty Limited (In Liquidation)
HICAPS Pty Limited
National Australia Corporate Advisory Limited (In liquidation)

NAB Finance (Ireland) Ltd
National Capital Guaranteed Fund Limited (In liquidation) (49%)

Matrix Film Investment One Pty Limited

Diba Investments Limited

National Australia Finance (Asia) Limited
National Australia Finance (Hong Kong) Plc

National Australia Investment Capital Limited
National Australia Investment Brokers Limited
National Australia Managers Limited
National Australia Merchant Bank (Singapore) Limited
National Australia Overseas Holding (Singapore) Private Limited
National Australia Securities Limited
National Australia Trustees Limited
Bourke Street Nominees Pty. Limited
National Australia Underwriters Limited
National Infrastructure Investment No.1 Pty Ltd
National Infrastructure Investment No.2 Pty Ltd
National Infrastructure Investment No.3 Pty Ltd
Asibond Pty Limited
Valewin Pty Limited
Elly Investments Pty Ltd
Rosie Investments Pty Ltd (85%)
National Nominees Limited
National Nominees (London) Limited
National Margin Services Pty Ltd
NMS Nominees Pty Ltd
National Markets Group Limited
Australian Market Automated Quotation (Ausmaq) System Limited
Ausmaq (NZ) Limited
National OnLine Trading Limited
National OnLine Trading Nominees Pty Ltd

Q2-e Limited
National eProcurement Ltd
National eProcurement Australia Pty Ltd
National eProcurement UK Ltd

NBA Leasing Pty. Limited
VPL Securities Pty Limited
Alice Corporation Pty Ltd (61.53%NAB)
Harkay Limited

Guidestar Financial Group Limited
Pinnacle Holdings NZ Ltd
Vilexton Pty Limited (In Liquidation)
Rycee 1 Pty Ltd (85%)
Rycee 2 Pty Ltd (85%)
Rycee 3 Pty Ltd (85%)
Deesam Pty Ltd (85%)
Portsmouth Investments Company Pty Ltd (20%)
Rycee 6 Pty Ltd (85%)

Loyalty Pacific Pty Ltd (50% NAB; 50% Coles Myer)
FBP Awards Fund Pty Ltd (50% NAB; 50% Coles Myer)

Relationship Services Pty Limited

Loyalty Pacific (Hong Kong) Ltd (50% RSPL)
C.B.C. Investments Limited (In liquidation)
C.B.C. Investments Services Limited (In liquidation)
Custom Credit Holdings Limited (In liquidation)
Custom Credit Corporation Limited (In liquidation)
Carrington Confirmers Pty. Limited (In liquidation)
Australian Equity Corporation Limited (In liquidation)
First National Limited (In liquidation)
First National Finance Limited (In liquidation)
National Funding Holdings Pty Ltd
Mockey 1 Pty Ltd
Mockey 2 Pty Ltd
Mockey 3 Pty Ltd
Mockey 4 Pty Ltd
Mockey 5 Pty Ltd
Mockey 6 Pty Ltd
National Australia Travel Limited (In Liquidation)
Tasovac Pty Ltd
National Global MBS Manager Pty Ltd
Custom Lease Pty Ltd (In Liquidation)
Groundsel Limited (In Liquidation)
National Australia Leasing (Qld) Pty Ltd (In Liquidation)
Vipro Pty Ltd (NAB 33.3%)